As filed with the Securities and Exchange Commission on January 6, 2004

Registration No. 333-110288

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PORTEC RAIL PRODUCTS, INC.

(Exact Name of Registrant as Specified in its Certificate of Incorporation)

West Virginia (State or Jurisdiction of Incorporation or Organization)	3743 (Primary Standard Industrial Classification Code Number)	55-0755271 (I.R.S. Employer Identification No.)

900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Address of Principal Place of Business or Intended Principal Place of Business)

John S. Cooper
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Alan Schick, Esq. Robert I. Lipsher, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 400 Washington, D.C. 20015 (202) 274-2000	Thomas D. Washburne, Jr., Esq. Melissa Allison Warren, Esq. Venable, LLP Two Hopkins Plaza , Suite 1800 Baltimore, MD 21201-2978 (410) 244-7400

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☒

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered	per share	offering price	registration fee

Common Stock, $1.00 par value per share	2,300,000 shares (1)	$13.00	$29,900,000 (2)	$3,680 (3)

(1)	Includes the maximum number of shares of Common Stock that may be issued in connection with this offering.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	Registration fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 6, 2004

2,000,000 SHARES

PORTEC RAIL PRODUCTS, INC.

COMMON STOCK

     This is our initial public offering of common stock. No public market currently exists for the common stock.

     We expect the public offering price will be between $11.00 and $13.00 per share. We have applied for listing of our common stock on The Nasdaq Stock Market’s National Market System (the “Nasdaq National Market”) under the symbol “PRPX.”

     This investment involves a high degree of risk including the possible loss of your investment. Please read the “Risk Factors” beginning on page 5.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Includes 0.50% of the gross offering proceeds, or $ in the aggregate, payable by us to Ferris, Baker Watts, Incorporated for financial advisory services.

     The underwriters are offering shares of our common stock as described under “Underwriting.” The underwriters may purchase up to 300,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments. The underwriters expect to deliver the shares on or about              , 2004.

Ferris, Baker Watts
Incorporated

The date of this prospectus is _________________, 2004

[Insert graphics of products]

SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You should read this entire prospectus carefully, including the consolidated financial statements of Portec Rail Products, Inc. and the notes to the consolidated financial statements. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option and assumes a public offering price of $12.00 per share, which is the midpoint of the range.

Portec Rail Products, Inc.

     Portec Rail Products, Inc. manufactures, supplies and distributes a broad range of railroad products, including rail joints, rail anchors, rail spikes, railway friction management products and systems and load securement devices. We also manufacture material handling equipment through our wholly-owned subsidiary, Portec Rail Products (UK) Ltd. In 1997, a group of private investors including several senior executives of Portec, Inc., our predecessor company, incorporated Portec Rail Products, Inc. and purchased the rail-related assets and selected material handling assets of, and assumed certain liabilities of, Portec, Inc. Since the buyout, we have reduced outstanding debt, improved our operating efficiency, introduced new products to address the changing trends in the industry and consolidated our market share in certain business segments in which we operate.

     We operate through four business units — the Railway Maintenance Products Division, the Shipping Systems Division, our Canadian operation and our United Kingdom operation.

     Our largest business unit, the Railway Maintenance Products Division, provides railroad track components and friction management products and services to railroads, transit systems and railroad contractors. This business unit is headquartered with our corporate office in Pittsburgh, Pennsylvania, and operates a manufacturing and assembly plant in Huntington, West Virginia.

     The Shipping Systems Division designs and sells load securement systems to the railroad freight car market. These systems secure a wide variety of products and lading onto freight cars. Although the Shipping Systems Division has some assembly work performed at our Huntington, West Virginia facility, most manufacturing is subcontracted to independent third parties. The Shipping Systems Division is headquartered in Oakbrook, near Chicago, Illinois.

     Our Canadian operation, Portec, Rail Products Ltd., produces rail anchors and spikes largely for Canadian railroads with some products exported to the United States and other international customers. The Canadian operation also engineers and sells friction management products and services. Portec, Rail Products Ltd., our wholly-owned Canadian subsidiary, is headquartered in Lachine, Quebec, a suburb of Montreal, and operates a manufacturing plant in St. Jean about 30 miles southeast of Montreal.

     Our United Kingdom operation, Portec Rail Products (UK) Ltd., provides railway friction management products and services, and material handling products and rack system components. In 1999, Portec Rail Products (UK) Ltd. acquired Conveyors International Ltd., a manufacturer of conveyor systems. Following the acquisition, railway products have accounted for on average approximately 40% of Portec Rail Products (UK) Ltd.’s operations and material handling products constitute approximately 60% of its operations. Portec Rail Products (UK) Ltd. is a wholly-owned subsidiary with operations in Wrexham, Wales and Leicester, England. Portec Rail Products (UK) Ltd. uses the “Conveyors International Ltd.” trade name for its materials handling business.

     Our principal executive office is located at 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238-8250, and our telephone number is (412) 782-6000. Our internet address is www.portecrail.com.

Business Strategy

     The railway and transit supply industry is highly fragmented and has experienced consolidation in recent years, as smaller suppliers have been acquired by larger, well-financed industry participants. We intend to be a consolidator in the industry and, following the offering, we intend to seek opportunities to expand our operations through acquisitions of small and medium size infrastructure and equipment suppliers to the rail industry. Currently, we have no arrangements, understandings or agreements regarding any such potential transactions.

     Our business strategy includes:

•	increasing our market share as a leading supplier of traditional track component products in our existing product categories and expanding into complementary track component products,

•	expanding the friction management products and services currently offered to railroads and transit system companies both in North America and the United Kingdom, and

•	expanding our geographic footprint globally with a focus on Europe and Asia.

We believe that we can accomplish these objectives through a combination of product line acquisitions, strategic mergers and acquisitions and internal growth.

The Offering

Common stock offered	2,000,000 shares

Common stock outstanding after the offering	8,523,002 shares

Use of proceeds	We intend to use approximately $7.5 million of the offering proceeds for repayment of certain indebtedness and the balance of the proceeds for general corporate purposes, which may include future acquisitions and product line expansion. See “How We Intend to Use the Proceeds From the Offering.”

Proposed Nasdaq National Market symbol	“PRPX”

The number of shares of common stock offered and the number of shares of common stock outstanding after the offering assumes the underwriters’ over-allotment option is not exercised. See “Underwriting” for more information about the option.

Summary Consolidated Financial Information

     The summary information presented below at or for each of the periods presented is derived in part from the consolidated financial statements of Portec Rail Products. The information presented for the nine months ended September 30, 2002 is unaudited, but in the opinion of management, contains all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results for this period. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of results that may be expected for the full year ending December 31, 2003. The following information is only a summary and should be read in conjunction with the consolidated financial statements and notes beginning on page F-1.

	For the Nine Months Ended
	September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except share and per share data)
Income Statement Data:
Net sales	$44,737	$39,787	$50,081	$43,839	$47,150	$54,264	$44,904
Cost of sales	31,753	29,113	36,357	31,798	34,603	38,042	32,250

Gross profit	12,984	10,674	13,724	12,041	12,547	16,222	12,654
Selling, general and administrative	8,065	6,946	9,345	9,008	9,204	10,205	8,093
Amortization expense	58	118	229	340	342	350	248

Operating income	4,861	3,610	4,150	2,693	3,001	5,667	4,313
Interest expense	278	422	530	1,007	1,465	1,507	1,665
Other expense/(income), net	48	130	122	51	(120)	(351)	(842)

Income before income taxes	4,535	3,058	3,498	1,635	1,656	4,511	3,490
Provision for income tax	1,675	1,192	1,312	782	993	1,769	1,419

Net income	$2,860	$1,866	$2,186	$853	$663	$2,742	$2,071

Earnings per share (1):
Basic	$0.44	$0.30	$0.35	$0.14	$0.10	$0.43	$0.34
Diluted	$0.44	$0.29	$0.34	$0.13	$0.10	$0.42	$0.34
Weighted average shares outstanding (1):
Basic	6,524,335	6,288,226	6,309,160	6,293,924	6,410,667	6,333,333	6,100,000
Diluted	6,524,335	6,484,802	6,484,760	6,502,403	6,625,948	6,518,686	6,100,000

		At December 31,
	At September 30,
	2003	2002	2001	2000	1999	1998

	(Dollars in thousands)
Balance Sheet Data:
Working capital (2)	$11,590	$8,937	$9,650	$11,489	$11,079	$7,824
Total assets	38,101	34,854	35,297	40,059	38,004	37,709
Short-term debt	2,034	2,193	2,239	2,413	2,084	2,451
Long-term debt and capital lease obligations, net of current portion	6,790	7,338	10,998	14,661	13,771	16,777
Total shareholders’ equity	18,409	15,943	14,533	14,241	14,342	8,465

(1)	Adjusted for a 4-for-1 stock split effective June 29, 1999 and a 2-for-1 stock split, in the form of a 100% stock dividend, effective July 1, 2003.

(2)	Working capital represents total current assets less total current liabilities.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with all the other information in this prospectus before you decide to purchase our shares.

Risk Factors Relating to Our Business

Our ability to grow our revenues from the marketing and sale of friction management products and services depends on the development and retention of sales representation and distribution arrangements with third parties. The termination of our existing sales representation and distribution arrangements would adversely impact our ability to develop this part of our business.

     A key component of our business strategy is the future growth of our friction management products and services. In this regard, we have a number of sales representation and distribution arrangements with other companies, including Kelsan Technologies Corp., Environmental Lubricants Manufacturing, Inc. and Diversified Metal Fabricators Corporation, to market and sell friction management products. These sales representation and distribution arrangements may be terminated by us or the other party without cause on little or no notice. Should the agreements terminate, our ability to expand the friction management products and services we offer to our customers would be adversely affected.

Currency fluctuations between the U.S. dollar, Canadian dollar and British pound sterling can adversely affect our reported financial results.

     Substantially all of our products and services are sold in the United States, Canada and the United Kingdom. Fluctuations in the relative values of the U.S. dollar, Canadian dollar and British pound sterling could significantly increase the cost of our products to the ultimate purchaser. Under such circumstances our sales may decrease or we may have to reduce the prices for our products and services, thereby reducing our income.

     We report our financial condition and results of operations in U.S. dollars. Fluctuations in the relative values of the U.S. dollar, Canadian dollar and British pound sterling will require adjustments in our reported earnings and operations to reflect exchange rate translation in our Canadian and United Kingdom sales and operations. Our reported financial results will be impacted in response to such currency fluctuations. If the U.S. dollar strengthens in value as compared to the value of the Canadian dollar or British pound sterling, our reported earnings in dollars from sales in those currencies will be unfavorable.

We have limited international protection of our intellectual property.

     We own a number of patents and trademarks under the intellectual property laws of the United States, Canada and the United Kingdom. Our patent protections begin expiring in 2014. However, we have not perfected patent and trademark protection of our proprietary intellectual property in other countries. The failure to obtain patent and trademark protection in other countries may result in other companies copying and marketing products that are based upon our proprietary intellectual property. This could impede our growth into new markets where we do not have such protections and result in greater supplies of similar products, which in turn could result in a loss of pricing power and reduced revenue.

We may not achieve benefits from future acquisitions.

     Our business strategy includes the potential acquisition of businesses that we expect would complement and expand our existing products and services. We may not be able to successfully identify suitable acquisition opportunities or complete any particular acquisition, combination or other transaction on acceptable terms. In addition, the timing and success of our efforts to acquire any particular business and integrate the acquired business into our existing operations cannot be predicted. Acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to integrate acquired operations, internal controls and operational functions;

•	potential loss of key employees and customers of the acquired companies;

•	an increase in our expenses and working capital requirements; and

•	increased debt or dilution from issuance of common stock.

     Any of these factors could adversely affect our ability to achieve anticipated benefits from an acquisition. We currently have no specific arrangements or understandings regarding any such acquisitions.

Disruption of our relationships with key suppliers would adversely affect our business.

     We rely upon third party steel mills to manufacture steel for our railroad track products based upon precise specifications we provide. In 2002, approximately 85% of our domestic requirements for steel were purchased from Steel of West Virginia, Inc. and approximately 100% of our Canadian requirements were purchased from Stelco Inc. We do not have binding contracts with these suppliers. In the event our steel suppliers for railroad track products were to go out of business, refuse to continue their business relationship with us or become subject to work stoppages, our business would be disrupted. While management believes that it could secure alternative manufacturing sources, there can be no assurance that we would not incur substantial delays and significant expense in securing such alternative suppliers. Furthermore, alternative suppliers might charge significantly higher prices than we currently pay. Under such circumstances, the disruption to our business may have a material adverse impact on our financial condition and results of operations.

If we lose key personnel or qualified technical staff, our ability to manage the day-to-day aspects of our business will be adversely affected.

     We believe that the attraction and retention of qualified personnel is critical to our success. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected. Our operations and prospects depend in large part on the performance of our senior management team, consisting of our president and chief executive officer, John S. Cooper, and the heads of our principal operating divisions, Richard Jarosinski, president of our Railway Maintenance Products Division, Lucian J. Sieja, president of our Shipping Systems Division, Konstantinos Papazoglou, president of Portec, Rail Products Ltd. and Gary Bale, managing director of Portec Rail Products (UK) Ltd. The loss of the services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. Because our senior management team has many years experience with our company and within the rail products, securement and material handling industries, it would be difficult to replace them without adversely affecting our business operations. We do not have employment or non-competition agreements with any members of our senior management team.

As we expand our sales of products and services internationally, we will increase our exposure to international economic and political risks.

     Historically, substantially all of our business was conducted in the United States, Canada and the United Kingdom. International revenues outside of our core United States, Canada and United Kingdom markets accounted for 7%, 4% and 10% of our revenues for the nine months ended September 30, 2003, and years ended December 31, 2002 and 2001, respectively. We are placing increased emphasis on the expansion of our international sales opportunities. Doing business outside the United States subjects us to various risks, including changing economic and political conditions, work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. Increasing sales to foreign countries will expose us to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practices in time to avoid the adverse effect of any of these possible changes.

Due to declines in the stock market, we have a significant pension liability, which negatively impacts our retained earnings and may significantly increase our funding requirements under ERISA and other applicable regulations.

     We maintain a noncontributory defined benefit pension plan that covers substantially all of our United States employees, former employees and retirees. In addition, we also maintain a contributory defined benefit pension plan in the United Kingdom for certain employees. Both of these defined benefit pension plans were frozen effective December 31, 2003. The defined benefit pension plan assets are primarily invested in equity securities that have declined in value. Consequently, our actuaries project that our obligations to the pension plan’s beneficiaries exceed the plan’s assets. The shortfall in plan assets may also cause us to fund significant amounts of cash into these plans to cover any minimum funding requirements under regulatory requirements. As a result, for the nine months ended September 30, 2003, and the years ended December 31, 2002 and 2001, our shareholders’ equity was reduced by $596,000, $1.4 million and $260,000, respectively, in order to reflect our minimum pension liability. Further declines in the market value of these defined benefit pension plan assets will have an adverse impact on our retained earnings and uses of cash for other investment opportunities.

Risk Factors Relating to Our Industry

Our sales can fluctuate from quarter to quarter because of seasonal factors, and the nature of our railroad customers’ capital spending programs.

     Our sales can fluctuate from quarter to quarter because of several factors. First, the demand for certain of our railroad product lines, including rail joints, rail anchors and spikes, is subject to seasonal fluctuations. We generally experience strong sales in the second quarter as a result of seasonal pick-up in construction and trackwork due to favorable weather conditions, compared with an expected downturn in the fourth quarter of each year due largely to reductions in construction and trackwork in the cold weather months. Notwithstanding expected seasonal fluctuations, many of our customers are large companies which, as a matter of routine purchasing practices, place large orders for our products and services that can have a disproportionate impact on our revenues in a particular quarter. Such large orders in any given quarter improve the sales performance of that quarter. Conversely, if a major customer delays spending in a particular quarter, our revenue decreases that quarter.

A decrease in rail traffic or rail capital expenditures due to weakness in the general economy or competitive factors would adversely affect our operating results.

     Weakness in the general economy, or factors such as work stoppage or competition from other modes of transportation, can cause a decrease in rail transportation or rail capital expenditures, which would have an adverse impact on our financial condition and results of operations. For example, railroads directly compete with the trucking industry in the transportation of freight. In the event that the transportation of freight by truck becomes preferable as a result of pricing, legislative developments or other factors, the profitability of railroads would be adversely affected resulting in a decrease in capital spending. A decrease in capital spending by our railroad customers would result in lower sales of our products and decreased revenue.

Competition and innovation by our competitors may adversely affect our business.

     The markets for our products are highly competitive. Competition is based on price, product performance, technological leadership, customer service and other factors. Technological innovation in the railroad and railroad supply industry has evolved and continues to evolve. Technological innovation by any of our existing competitors, or new competitors entering any of the markets in which we do business, could put us at a competitive disadvantage. In particular, our business would be adversely affected if any existing or new competitors developed improved or less expensive products.

New or existing competitors may import track component products for sale in the North American market at reduced prices.

     Our rail joint, rail anchor, rail spike and other track component market share could be reduced by new or existing competitors importing either raw material steel for these products or finished products from lower cost foreign sources. Standard rail joints are currently available, imported from Asia, and have been approved for use and are being purchased by Class I and short line railroads.

Further consolidation of the railroad industry may adversely affect our business.

     Over the past 10 years there has been a consolidation of railroad carriers operating in North America. Currently, seven Class I railroads operate in the United States, along with two major railroads in Canada and two major railroads in Mexico. Future consolidation of the railroad industry may affect our sales and result in reduced income because the loss of a major Class I account to competitors would have greater significance.

Risk Factors Relating to Our Structure

Potential voting control by directors, management and employees could make a takeover attempt more difficult to achieve.

     Following the offering our directors, management and employees will continue to control a significant percentage of our common stock. It is expected that the executive officers and directors as a group will own 4,102,570 shares, or 48.1% of the outstanding shares following the offering (46.5% of our outstanding shares if the underwriters exercise the over-allotment option in full). If these individuals were to act together, they could have significant influence over or control the outcome of any shareholder vote. This voting power may discourage takeover attempts that other shareholders may desire.

Shares owned by our affiliates that are eligible for future sale may have an adverse impact on our stock price.

     After the completion of this offering 8,523,002 shares (8,823,002 if the underwriters exercise their over-allotment option in full) of common stock will be outstanding. Persons who are deemed to be “affiliates” of Portec Rail Products pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, own 4,102,570 shares of common stock. The remaining 2,420,432 shares of common stock owned by the existing shareholders of Portec Rail Products are “restricted securities” within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act of 1933 or pursuant to an exemption from registration, including that provided by Rule 144. Virtually all the existing shareholders who are not affiliates have held their shares for more than one year and such shares are eligible to be resold pursuant to an exemption from registration, including that provided by Rule 144. In addition, sales of shares held by affiliates may be made within the limitations prescribed by Rule 144. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock.

     Portec Rail Products, its directors and executive officers and certain other shareholders prior to this offering have agreed that, for a period of 180 days after the date of this prospectus, they will not, without prior written consent of Ferris, Baker Watts, Incorporated, offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible, exercisable or exchangeable for any common stock or grant any options or warrants to purchase any common stock, subject to certain limited exceptions. These agreements affect approximately 5,120,170 shares of common stock.

Risk Factors Relating to Our Offering

We have broad discretion in using the proceeds of the offering. Our failure to effectively utilize such proceeds could reduce our profits.

     In addition to reducing our outstanding debt, we may use the net proceeds to fund future acquisitions or expansion and for general corporate purposes. We may use a portion of the offering proceeds to acquire other businesses, expand our existing facilities or enhance our technology and delivery channels. We have not, however, allocated specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively could reduce our profits.

There is no guarantee that an active trading market for our common stock will develop, which may hinder your ability to sell your stock.

     Our common stock is not publicly traded and there is no current active trading market for our common stock. Consequently, we cannot assure or guarantee that an active trading market for our common stock will develop or that, if developed, will continue. An active and orderly trading market will depend on the existence and individual decisions of willing buyers and sellers at any given time. We will not have any control over these factors. If an active trading market does not develop or is sporadic, this may hurt the market value of our common stock and make it difficult to buy or sell shares on short notice. We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price.

Purchasers of common stock will suffer substantial dilution.

     The initial public offering price of the common stock is substantially in excess of the net tangible book value per share, which results in a benefit to current shareholders. As a result, purchasers of common stock in this offering will experience immediate and substantial dilution of $7.99 per share of the common stock from the public offering. See “Dilution.”

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings “Summary,” “Risk Factors,” “How We Intend to Use the Proceeds From the Offering,” “Our Policy Regarding Dividends,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms, such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “believe,” “if,” “estimate,” “intend,” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these and similar words carefully because they describe our expectations, plans, strategies, goals and beliefs concerning future business conditions, our results of operations, our financial position, and our business outlook, or state other “forward-looking” information based on currently available information. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements. You should not place undue reliance on the forward-looking statements.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

     The net proceeds from the sale of 2,000,000 shares of common stock sold in the offering, are estimated to be $20,955,000, or $24,285,000 if the underwriters’ over-allotment option is exercised in full, after deducting underwriting discounts and commissions, financial advisory fees and offering expenses payable by us. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates.

     We are undertaking the offering to have the capital resources available to expand and diversify our business. The offering proceeds will increase our capital, permit us to reduce our outstanding indebtedness (which at September 30, 2003 totaled $8.8 million) and provide funds for working capital and other general corporate purposes. We expect to use a portion of the net proceeds to repay approximately $7.5 million of indebtedness with maturity dates and interest rates, as of September 30, 2003, as follows:

	Balance	Interest Rate	Maturity Date

	(Dollars in thousands)
Senior Credit Facility:
Revolving credit facility	$5,200	2.87%	December 31, 2006
Term loan	1,525	2.87%	December 1, 2004
2002 term loan	700	2.87%	February 28, 2006
Boone County Bank, Inc.	111	4.00%	February 28, 2006

Total	$7,536

     We may use the net proceeds for capital expenditures to expand our operations and for strategic acquisitions of businesses, products or technologies complimentary to our business. We do not currently have any definite acquisition or expansion plans, although we intend to actively pursue such opportunities. Pending such uses, the net proceeds may be invested in short-term investments and investment grade debt securities.

OUR POLICY REGARDING DIVIDENDS

     We began paying a quarterly cash dividend in the amount of $0.05 per share on June 30, 2003, and we paid additional quarterly dividends of $0.05 per share on September 30, 2003 and on December 29, 2003. Our board of directors intends to continue the payment of regular quarterly cash dividends on the common stock, subject to availability of capital surplus, our need for those funds and other factors. The payment of dividends, if any, and the amount of any such dividend, will be subject to the determination of our board of directors, which will take into account, among other factors, our financial condition, results of operations, tax considerations and economic conditions. We cannot guarantee that we will not reduce or eliminate dividends in the future. Currently, our ability to pay dividends is subject to restrictions pursuant to certain of our financing arrangements. Specifically, our ability to pay dividends is dependent upon the absence of any default, as well as our satisfying a minimum cash flow coverage ratio of 1.2 to 1, as set forth in the loan agreement. We have not been, and are not presently, in default under the loan agreement, and our cash flow coverage ratio at September 30, 2003 was 1.8 to 1.

     Under West Virginia law, we may pay dividends and make other capital distributions to our shareholders provided that no distribution may be made if, after giving it effect: (i) we would not be able to pay our debts as they become due in the usual course of business; or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, or to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of our common stockholders.

MARKET FOR THE COMMON STOCK

     Prior to this offering, there has been no established trading market in our common stock. We have applied to have our common stock listed on The Nasdaq National Market under the symbol “PRPX,” subject to the completion of the offering and compliance with certain conditions, including the presence of at least three market makers and 400 round lot shareholders.

     The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control. The number of active buyers and sellers of the common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares on short notice and, therefore, you should not view the common stock as a short-term investment. We cannot assure you that an active trading market for the common stock will develop or that, if it develops, it will continue. Nor can we assure you that, if you purchase shares, you will be able to sell them at or above the offering price.

     At December 31, 2003, we had 201 holders of our common stock. At that date we did not have any outstanding options, warrants to purchase or securities convertible into our common stock. Furthermore, at December 31, 2003, 2,420,432 shares of our outstanding common stock held by non-affiliates were eligible for resale pursuant to Rule 144 of the Securities Act.

CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2003, and as adjusted to give effect to the sale by us of 2,000,000 shares of common stock in the offering at a price to the public of $12.00 per share, and the application of the net proceeds therefrom, as if such transactions had occurred as of September 30, 2003. This table should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2003

	Actual	As Adjusted

	(In thousands)
Long-term debt and capital lease obligations, net of current portion	$6,790	$816	(2)
Shareholder’s equity:
Common stock, par value $1.00 per share, 10,000,000 shares authorized, 6,523,002 shares issued and outstanding, actual; 8,523,002 shares issued and outstanding, as adjusted(1)	6,523	8,523
Additional paid-in capital	2,756	21,711
Retained earnings	11,009	11,009
Accumulated other comprehensive loss	(1,879)	(1,879)

Total shareholders’ equity	18,409	39,364

Total capitalization	$25,199	$40,180

(1)	On December 9, 2003, we amended our articles of incorporation to increase our authorized capital stock to 50,000,000 shares.

(2)	Reflects the expected use of $7.5 million of net proceeds to repay indebtedness, including repayment of approximately $6.0 million of long-term debt.

DILUTION

     At September 30, 2003, the net tangible book value of Portec Rail Products was approximately $13.3 million, or $2.03 per share. Net tangible book value per share of common stock is determined by dividing the net tangible book value of Portec Rail Products (total tangible assets less total liabilities) by the 6,523,002 shares of common stock outstanding at September 30, 2003. After giving effect to the offering and the application of net proceeds therefrom as set forth in “How We Intend to Use the Proceeds From the Offering,” the net tangible book value at such date would have been $34.2 million, or $4.01 per share, representing an immediate increase in net tangible book value of $1.98 per share. Accordingly, purchasers of the common stock in the offering would sustain an immediate dilution of $7.99 per share.

     The following table illustrates such per share dilution:

Assumed initial public offering price		$12.00
Net tangible book value as of September 30, 2003	$2.03
Net tangible book value after the offering		4.01

Dilution to new investors in the offering		$7.99

     The following table summarizes, on the pro forma basis described above, as of September 30, 2003, the number of shares of common stock purchased from us, the total cash consideration paid to us, and the average purchase price per share paid by our current shareholders and by the investors purchasing shares of common stock in this offering.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Current shareholders	6,523,002	77%	$9,279,493	28%	$1.42
New investors	2,000,000	23	24,000,000	72	12.00

Total	8,523,002	100%	$33,279,493	100%	3.90

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The summary information presented below at or for each of the periods presented is derived in part from the consolidated financial statements of Portec Rail Products. The information presented for the nine months ended September 30, 2002 is unaudited, but in the opinion of management, contains all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results for this period. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of results that may be expected for the full year ending December 31, 2003. The following information is only a summary and should be read in conjunction with the consolidated financial statements and notes beginning on page F-1.

	For the Nine Months Ended
	September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

		(Dollars in thousands, except share and per share data)
Income Statement Data:
Net sales	$44,737	$39,787	$50,081	$43,839	$47,150	$54,264	$44,904
Cost of sales	31,753	29,113	36,357	31,798	34,603	38,042	32,250

Gross profit	12,984	10,674	13,724	12,041	12,547	16,222	12,654
Selling, general and administrative	8,065	6,946	9,345	9,008	9,204	10,205	8,093
Amortization expense	58	118	229	340	342	350	248

Operating income	4,861	3,610	4,150	2,693	3,001	5,667	4,313
Interest expense	278	422	530	1,007	1,465	1,507	1,665
Other expense/(income), net	48	130	122	51	(120)	(351)	(842)

Income before income taxes	4,535	3,058	3,498	1,635	1,656	4,511	3,490
Provision for income tax	1,675	1,192	1,312	782	993	1,769	1,419

Net income	$2,860	$1,866	$2,186	$853	$663	$2,742	$2,071

Earnings per share (1):
Basic	$0.44	$0.30	$0.35	$0.14	$0.10	$0.43	$0.34
Diluted	$0.44	$0.29	$0.34	$0.13	$0.10	$0.42	$0.34
Weighted average shares outstanding (1):
Basic	6,524,335	6,288,226	6,309,160	6,293,924	6,410,667	6,333,333	6,100,000
Diluted	6,524,335	6,484,802	6,484,760	6,502,403	6,625,948	6,518,686	6,100,000

		At December 31,
	At September 30,
	2003	2002	2001	2000	1999	1998

	(Dollars in thousands)
Balance Sheet Data:
Working capital (2)	$11,590	$8,937	$9,650	$11,489	$11,079	$7,824
Total assets	38,101	34,854	35,297	40,059	38,004	37,709
Short-term debt	2,034	2,193	2,239	2,413	2,084	2,451
Long-term debt and capital lease obligations, net of current portion	6,790	7,338	10,998	14,661	13,771	16,777
Total shareholders’ equity	18,409	15,943	14,533	14,241	14,342	8,465

(1)	Adjusted for a 4-for-1 stock split effective June 29, 1999 and a 2-for-1 stock split, in the form of a 100% stock dividend, effective July 1, 2003.

(2)	Working capital represents total current assets less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements of Portec Rail Products, Inc. and the related notes beginning on page F-1. Unless otherwise specified, any reference to a “year” is to a year ended December 31. Additionally, when used in this prospectus, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Portec Rail Products, Inc. and its business segments.

Overview

     In the United States, Canada and the United Kingdom, we are a manufacturer, supplier and distributor of a broad range of rail products, including rail joints, rail anchors, rail spikes, railway friction management systems and products and securement devices. End users of our rail products include Class I railroads, short-line and regional railroads and transit systems. Our three North American business segments along with the rail division of our United Kingdom business segment serve these end users. In addition, our United Kingdom business segment also manufactures and supplies material handling products primarily to end users within the United Kingdom. These products include overhead and floor conveyor systems, racking systems and mezzanine flooring systems. The end users of our material handling products are primarily in the manufacturing, distribution, garment and food industries.

Results of Operations

     Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002

     Net Sales. Our net sales increased to $44.7 million for the nine months ended September 30, 2003, an increase of $4.9 million or 12.4%, from $39.8 million for the comparable period in the prior year. The increase in the dollar value of net sales is primarily due to a $1.8 million favorable exchange rate translation of our Canadian and United Kingdom sales to U.S. dollars. Additionally, total material handling sales increased by $1.1 million, reflecting a broader product line offering to our customers following the acquisition of the Quodeck product line in December 2002 by Portec Rail Products (UK) Ltd. Sales of securement system products increased by $1.1 million at our Shipping Systems Division. Lastly, the increase in our net sales reflects two large international orders for track components at our Railway Maintenance Products Division in the amount of $834,000.

     Gross Profit. Our gross profit increased to $13.0 million for the nine months ended September 30, 2003, an increase of $2.3 million or 21.6%, from $10.7 million for the comparable period in the prior year. The increase in gross profit during the first nine months of 2003 is a result of a shift in demand from our lower margin to our higher margin products and services, which increased gross profit by approximately $690,000. In addition, as a result of the Quodeck acquisition, an increase in total material handling gross profit of approximately $570,000 was realized on the additional sales volume. Also, our Shipping Systems Division experienced greater sales activity as the market for new freight cars continued to improve during 2003, which resulted in approximately $440,000 additional gross profit for the nine months ended September 30, 2003, compared to the same prior year period. Finally, favorable exchange rate translations also contributed approximately $360,000 to the overall increase in gross profit.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $8.0 million for the nine months ended September 30, 2003, an increase of $1.1 million or 16.1%, from $6.9 million for the comparable period in the prior year. The increase in selling, general, and administrative expenses during the first nine months of 2003 is attributable to the addition of four key management positions along with certain other integration costs related to the Quodeck acquisition that resulted in approximately $480,000 of additional expense over 2002. In addition, we incurred approximately $400,000 of additional expense at our North American business segments and our corporate office due to other general salary and benefit increases, employee additions and increases in accrued incentive compensation. Lastly, a preferential treatment claim at our Railway Maintenance Products Division related to a former customer’s bankruptcy filing in 2001 resulted in additional accrued expenses of approximately $85,000.

     Amortization Expense. Our amortization expense decreased 50.8% to $58,000 for the nine months ended September 30, 2003 from $118,000 in the comparable period in the prior year due primarily to certain deferred financing costs becoming fully amortized in 2002.

     Interest Expense. Our interest expense decreased 34.1% to $278,000 for the nine months ended September 30, 2003 from $422,000 in the comparable period in 2002 primarily due to reduced debt levels and lower interest rates. Our long-term debt decreased to $8.8 million at September 30, 2003 from $10.9 million at September 30, 2002. Our lower cost of borrowings also reflects declining market interest rates in 2003 and 2002.

     Other Expense. Other expense decreased 63.1% to $48,000 for the nine months ended September 30, 2003 from $130,000 in the comparable period in 2002, due primarily to maintenance expenses on our Troy, New York rental property that were incurred during 2002.

     Provision for Income Taxes. Our provision for income taxes increased to $1.7 million for the nine months ended September 30, 2003 from $1.2 million in the comparable period in the prior year, reflecting an increase in income before taxes to $4.5 million for the nine months ended September 30, 2003 from $3.1 million for the nine months ended September 30, 2002. The effective tax rates on reported taxable income were 36.9% and 39.0% in each of the respective periods.

     Net Income. Our net income increased to $2.9 million for the nine months ended September 30, 2003, an increase of $994,000 or 53.3%, from $1.9 million for the comparable period in the prior year. Our basic and diluted net income per share increased to $0.44 for the nine months ended September 30, 2003, from $0.30 (basic) and $0.29 (diluted) for the prior year.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

     Net Sales. Our net sales increased to $50.0 million for the year ended December 31, 2002, an increase of $6.2 million or 14.2%, from $43.8 million in 2001. The increase in 2002 net sales is primarily due to increased net sales of approximately $4.4 million at Portec, Rail Products Ltd. that primarily resulted from improved production capacity in 2002. The higher production levels allowed us to increase sales to our major Canadian railroad customers and increase spike sales in the northeastern portion of the United States. In addition, a major Canadian railroad customer instituted a two-year friction management capital spending program that increased demand for our friction management products. This same major Canadian capital spending program also benefited the Railway Maintenance Products Division as sales to this customer increased by approximately $900,000 in 2002. In addition, net sales increased as a result of a slight improvement in the new freight car building market served by our Shipping Systems Division as sales increased by approximately $430,000 in 2002. Favorable exchange rate translations of approximately $540,000 on conversion of United Kingdom sales into U.S. dollars further enhanced these results.

     Gross Profit. Our gross profit increased to $13.7 million for the year ended December 31, 2002, an increase of $1.7 million or 14.0% from $12.0 million in 2001. The increase in gross profit is primarily a result of a net increase of $1.2 million in gross profit at Portec, Rail Products Ltd. resulting from improved spike line operating performance along with increased sales volume of other product lines. In addition, our gross profit increased by approximately $500,000 due to improved sales volumes at both our Railway Maintenance Products and Shipping Systems Divisions.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $9.3 million for the year ended December 31, 2002, an increase of $337,000 or 3.7% from $9.0 million in 2001. The increase in selling, general and administrative expenses is primarily attributable to general salary and benefit increases, employee additions, and increases in accrued incentive expenses of approximately $500,000, partially offset by decreases in a number of other administrative costs.

     Amortization Expense. Amortization expense decreased 32.6% to $229,000 for the year ended December 31, 2002 from $340,000 in 2001. This decrease in amortization expense reflects our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, after which we were no longer permitted to amortize goodwill.

     Interest Expense. Our overall interest expense decreased 47.4% to $530,000 for the year ended December 31, 2002 from $1.0 million in 2001 due primarily to reduced debt levels and lower interest rates. Our long-term debt decreased to $9.5 million at December 31, 2002 from $13.2 million at December 31, 2001. Our lower borrowing costs reflect declining market interest rates in 2002.

     Other Expense. Other expense increased to $122,000 for the year ended December 31, 2002, an increase of $71,000 or 139% from $51,000 in 2001. This increase is primarily due to maintenance costs incurred at our Troy, New York rental property.

     Provision for Income Taxes. Our provision for income taxes increased to $1.3 million for the year ended December 31, 2002 from $782,000 in 2001, reflecting an increase in income before taxes to $3.5 million in 2002 from $1.6 million in 2001. The effective tax rate on reported taxable income was 37.5% and 47.8% in each of the two periods, respectively. During 2001, we restructured our United States and Canadian credit facilities to remove our Canadian loan guarantees and pledges of collateral securing our long-term debt obligations with a United States financial institution. This measure eliminated United States taxes on our Canadian income. As a result of this debt restructuring, Portec, Rail Products Ltd. borrowed funds on its Canadian facility and repatriated the funds to the United States in the form of a dividend to reduce our U.S. debt obligations. This dividend was subject to a withholding tax of $89,400, and increased our 2001 effective tax rate by 5.5%.

     Net Income. Our net income increased to $2.2 million for the year ended December 31, 2002, an increase of $1.3 million or 156%, from $853,000 in the comparable period in the prior year. Net income per share increased to $0.35 (basic) and $0.34 (diluted) for the year ended December 31, 2002, an increase from $0.14 (basic) and $0.13 (diluted) for the prior year.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

     Net Sales. Our net sales decreased to $43.8 million for the year ended December 31, 2001, a decrease of $3.4 million or 7.0%, from $47.2 million in 2000. The decrease in net sales was primarily due to a weak North American economy that negatively impacted railroad capital and maintenance spending programs, along with a sharp decline in new freight cars being built. The impact of the economic downturn in these sectors contributed to a decline in net sales at both the Railway Maintenance Products and Shipping Systems Divisions in the amounts of $3.0 million and $3.1 million, respectively. The sales decreases in these segments were partially offset by the first full year of rail spike production at our Canadian operating unit that increased sales by $1.0 million over 2000. Additionally, friction management product sales by Portec Rail Products (UK) Ltd., which resulted from a major capital-spending program by Network Rail, the United Kingdom national railway infrastructure system, increased rail sales by approximately $1.8 million in 2001 compared to 2000.

     Gross Profit. Our gross profit decreased to $12.0 million for the year ended December 31, 2001, a decrease of $506,000 or 4.0% from $12.5 million in 2000. The decrease in gross profit is primarily a result of the lower sales levels for the Railway Maintenance Products and Shipping Systems Divisions and operating inefficiencies as a result of the start-up in 2001 of the new Canadian spike line, which resulted in a negative gross profit on spike sales of approximately $300,000 and $75,000 for 2001 and 2000, respectively. These decreases were partially offset by the increased volume in higher margin friction management product sales at Portec Rail Products (UK) Ltd.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased to $9.0 million for the year ended December 31, 2001, a decrease of $196,000 or 2.1% from $9.2 million in 2000. The decrease is primarily attributable to cost containment efforts in the North American business segments due to unfavorable economic conditions and reduced manpower in the United Kingdom reflecting a workforce reduction in 2000.

     Amortization Expense. Amortization expense decreased to $340,000 for the year ended December 31, 2001 from $342,000 in 2000.

     Interest Expense. Our overall interest expense decreased 31.3% to $1.0 million for the year ended December 31, 2001 from $1.5 million in 2000 due primarily to reduced debt levels and lower interest rates. Our long-term debt decreased to $13.2 million at December 31, 2001 from $17.1 million at December 31, 2000.

     Other Expense (Income). Other expense (income) changed by $171,000 for the year ended December 31, 2001, from other income of $120,000 in 2000, to expense of $51,000 in 2001. Other income in 2000 reflects a non-recurring refund of Canadian research and development tax credits for periods prior to our 1997 ownership of the company along with maintenance expenses incurred in 2001 on the Troy, New York property.

     Provision for Income Taxes. Our provision for income taxes decreased to $782,000 for the year ended December 31, 2001 from $993,000 in 2000, representing effective tax rates on reported taxable income of 47.8% and 60.0% in 2001 and 2000, respectively. Due to the Canadian loan guarantees and pledges of collateral securing our long-term debt obligation with a United States financial institution, the Canadian income for 2000 was treated as repatriated earnings for United States tax purposes and was taxed at the United States level, as well as at the foreign level. This resulted in an incremental United States tax on repatriated earnings of $182,000, which increased our 2000 effective tax rate by 11.0%. In addition, in May 2000, we changed the Portec Rail Products (UK) Ltd. organization structure from a foreign United States branch to a foreign subsidiary for income tax purposes. Portec Rail Products (UK) Ltd. subsequently incurred a substantial operating loss in 2000 for which no United States tax benefit could be realized. This reduction in tax benefit, from losses at this foreign operation, amounted to $103,000, which increased our 2000 effective tax rate by 6.2%.

     Net Income. Our net income increased to $853,000 for the year ended December 31, 2001, an increase of $190,000 or 28.7%, from $663,000 in the comparable period in the prior year. Our net income per share increased to $0.14 (basic) and $0.13 (diluted) for the year ended December 31, 2001, from $0.10 (basic and diluted) for the prior year.

Business Segment Review

     Our operations are organized into four business segments consisting of the Railway Maintenance Products Division, the Shipping Systems Division, Portec, Rail Products Ltd. and Portec Rail Products (UK) Ltd., along with a corporate functional shared service. The presentation of segment information reflects the manner in which we organize segments by geographic areas for making operating decisions, assessing performance and allocating resources. Intersegment sales do not have an impact on our consolidated financial condition or results of operations.

     Railway Maintenance Products Division. In the Railway Maintenance Products Division segment, we manufacture and assemble track components and related products, friction management products and also provide services to railroads, transit systems and railroad contractors. We are also a distributor and reseller of purchased track components, lubricants and friction modifiers manufactured by third parties. Our manufactured and assembled track component and friction management products consist primarily of standard and insulated rail joints and friction management systems. Our purchased and distributed products consist primarily of various lubricants and friction modifiers. This division’s largest customers are Class I railroads in North America. For the nine months ended September 30, 2003 and 2002, the Railway Maintenance Products Division’s two largest customers represented 29% and 33% of total external sales, respectively. For the years ended December 31, 2002, 2001 and 2000, the Railway Maintenance Products Division’s two largest customers represented 30%, 37%, and 30% of total external sales, respectively.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(In thousands)
External sales	$20,366	$19,313	$24,645	$23,431	$26,448
Intersegment sales	1,298	1,252	1,586	1,502	896
Operating income	2,782	2,765	3,365	2,963	3,542
Sales by product line (1)
Rail joints and related products	$11,199	$11,938	$15,257	$14,143	$17,096
Friction management products and services	9,297	7,489	9,469	9,585	8,488
Other products and services	1,168	1,138	1,505	1,205	1,760

Total product and service sales	$21,664	$20,565	$26,231	$24,933	$27,344

(1)	Includes intersegment sales.

     For the nine months ended September 30, 2003, the Railway Maintenance Products Division’s external sales increased by $1.1 million or 5.5%, to $20.4 million from $19.3 million during the same 2002 period. The increase in external customer sales is primarily related to two large international orders for $834,000 for track component products, while spending by North American railroads, transit systems and railroad contractors during the first nine months of 2003 remained comparable to spending during the same period in 2002. Operating income of $2.8 million for the nine months ended September 30, 2003 was comparable with the $2.8 million for the same 2002 period as the gross profit realized from the increased sales volume was partially offset by general increases in employee wages, benefits and accrued incentive expenses of $143,000 and increased accrued expenses of $85,000 for a preferential treatment bankruptcy claim.

     For the year ended December 31, 2002, Railway Maintenance Products Division external sales increased by $1.2 million or 5.2%, from 2001. The increase in external sales is primarily attributable to a two-year friction management capital spending program along with increased demand for our other products by a major Canadian railroad of approximately $900,000. Operating income increased to $3.4 million in 2002 from $3.0 million in 2001, representing an increase of $402,000 or 13.6%. The increase in operating income is primarily attributable to the increased sales volume partially offset by general increases in employee wages, benefits and accrued incentive expenses of approximately $235,000.

     For the year ended December 31, 2001, Railway Maintenance Products Division external sales decreased by $3.0 million or 11.4%, from 2000. In 2001, the decrease in external sales over 2000 levels is primarily related to a weak North American economy that adversely impacted demand for our rail joint products and other product lines as our railroad customers reduced their capital and maintenance spending programs; however, an increase in our friction management product and service sales of $1.1 million, or 12.9%, partially offset this decrease. Operating income totaled $3.0 million in 2001, a decline of $579,000 compared to 2000. The decline is due primarily to the lower sales level.

     Shipping Systems Division. Our Shipping Systems Division engineers and sells load securement systems to the railroad freight car market. These systems are used to secure a wide variety of products and lading onto freight cars. Independent subcontractors had previously produced all of our manufactured products. However, beginning in 2002, the Railway Maintenance Products Division began to perform some of the assembly work related to this product line. This division’s largest customer, TTX, is owned by the Class I railroads and has a large fleet of railroad flat cars, intermodal railcar platforms, boxcars and gondolas. For the nine months ended September 30, 2003 and 2002, the Shipping Systems Division’s two largest customers represented 76% and 57% of total external sales, respectively. For the years ended December 31, 2002, 2001 and 2000, the Shipping Systems Division’s two largest customers represented 61%, 61% and 53% of total external sales, respectively.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

			(In thousands)
External sales	$3,687	$2,548	$3,441	$3,007	$6,120
Intersegment sales	—	—	—	10	1
Operating income (loss)	488	142	144	(26)	733
Sales by product line (1)
Heavy duty load securement systems	$2,170	$1,196	$1,645	$1,254	$2,807
All other load securement systems	1,517	1,352	1,796	1,763	3,314

Total product and service sales	$3,687	$2,548	$3,441	$3,017	$6,121

(1)	Includes intersegment sales.

     For the nine months ended September 30, 2003, Shipping Systems Division external sales of $3.7 million increased by $1.2 million or 44.7%, from $2.5 million during the same 2002 period. The increase in external sales is primarily related to improved spending in the freight car market, in particular for refurbishment of military flat cars as a result of the war in Iraq and our largest customer upgrading their fleet of flat cars. Operating income increased by $346,000 to $488,000 during the nine months ended September 30, 2003 compared to the same 2002 period. The increase is primarily related to the improved sales volume for the first nine months of 2003 compared to the same period in the prior year.

     For the year ended December 31, 2002, Shipping Systems Division external sales of $3.4 million increased by $434,000 or 14.4%, from $3.0 million in 2001. The increase in external sales is primarily related to a slight improvement in the North American freight car market after a relatively weak period in 2001 as a result of a low demand for new freight cars.

Operating income increased from an operating loss of $26,000 in 2001 to operating income of $144,000 in 2002, representing an increase of $170,000. The increase in operating income is primarily attributable to the increased sales volume and lower employee salaries as a result of a cost saving initiative that began in the fourth quarter of 2001. This initiative included salary reductions and the elimination of one full-time salaried position that resulted in total cost reductions of approximately $70,000.

     For the year ended December 31, 2001, Shipping Systems Division external sales of $3.0 million decreased by $3.1 million or 50.9%, from $6.1 million in 2000. The decrease in our external sales during 2001 is primarily related to a sharp decline in the new freight car market as new freight car orders fell by 56.6% from 2000 to 2001, along with reduced demand for our product as a result of a weaker North American economy. As a result of the sharp decline in sales volume, we experienced an operating loss of $26,000 in 2001 compared to operating income of $733,000 during 2000.

     Portec, Rail Products Ltd. In the Portec, Rail Products Ltd. segment, we manufacture rail anchors and rail spikes and assemble friction management products primarily for the two largest Canadian railroads. Rail anchors and spikes are devices to secure rails to the ties to restrain the movement of the rail tracks. For the nine months ended September 30, 2003 and 2002, Portec, Rail Products Ltd.’s largest two customers represented 63% and 59% of total external sales, respectively. For the years ended December 31, 2002, 2001 and 2000, Portec, Rail Products Ltd.’s two largest customers represented 56%, 65% and 63% of total external sales, respectively.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

			(In thousands)
External sales	$10,216	$9,498	$10,596	$6,214	$5,186
Intersegment sales	1,507	1,085	1,345	1,461	1,292
Operating income	1,635	1,316	1,204	399	465
Average translation rate of Canadian dollar to United States dollar	0.7059	0.6372	0.6377	0.6448	0.6737
Sales by product line (1)
Rail anchors and spikes	$8,534	$8,033	$8,622	$5,012	$4,095
Friction management products and services	2,790	2,201	2,854	2,149	1,743
Other products and services	399	349	465	514	640

Total product and service sales	$11,723	$10,583	$11,941	$7,675	$6,478

(1)	Includes intersegment sales.

     For the nine months ended September 30, 2003, Portec, Rail Products Ltd. external sales of $10.2 million increased by $718,000 or 7.6%, from $9.5 million during the same 2002 period. The increase in external sales is primarily related to foreign currency translation of Canadian dollar sales to U.S. dollars of approximately $1.0 million. Operating income of $1.6 million for the nine months ended September 30, 2003 increased by $319,000 or 24.2%, over the same 2002 period. The increase in operating income during the first nine months of 2003 is primarily related to increased sales of higher margin friction management products and services that resulted in increased gross profit of approximately $190,000 and favorable foreign currency translations of approximately $160,000 compared to the same 2002 period. These increases were partially offset by increased employee salaries and benefits of approximately $40,000.

     For the year ended December 31, 2002, Portec, Rail Products Ltd. external sales of $10.6 million increased by $4.4 million, or 70.5% from $6.2 million in 2001. The increase in external sales is primarily related to an increase in rail anchors and spike sales of approximately $3.7 million as the spike line that was installed in late 2000 had its first year of uninterrupted production. As a result of the increased supply of anchors and spikes, we were able to increase sales to Portec, Rail Products Ltd.’s two largest Canadian railroad customers along with being able to sell spikes in the Northeastern portion of the United States. In addition, the increase in external sales was also favorably impacted by a two-year friction management capital spending program along with increased demand for Portec, Rail Products Ltd.’s other products by a major Canadian railroad which increased sales to that customer by approximately $1.6 million. Operating income increased to $1.2 million in 2002 from $399,000 in 2001, representing an increase of approximately $805,000 or 202%. The increase in operating income is primarily attributable to increased margins as a result of the increase in sales volume of rail anchors and higher margin friction management products and services. In addition, the spike line operating efficiencies improved in 2002, and contributed approximately $400,000 of additional operating income over 2001.

     For the year ended December 31, 2001, Portec, Rail Products Ltd. external sales of $6.2 million increased by $1.0 million, or 19.8% from $5.2 million in 2000. The increase in external sales is primarily related to an increase in rail spike sales of approximately $1.3 million as the spike line that was installed in late 2000 had its first full year of production during 2001. Operating income of $399,000 in 2001 decreased by $66,000 or 14.2% compared to $465,000 in 2000 on the increased sales volume as a result of operating inefficiencies during the first year of spike production.

     Portec Rail Products (UK) Ltd. In the Portec Rail Products (UK) Ltd. segment, we operate and serve our customers in two markets. Portec Rail Products (UK) Ltd.’s rail business, which comprised approximately 40% of total sales over the first nine months of 2003 and the years ended 2002 and 2001, is primarily driven by sales of friction management products and services to the United Kingdom passenger rail network. For the nine months ended September 30, 2003 and 2002, Portec Rail Products (UK) Ltd.’s two largest rail customers represented 12% and 20% of total external sales, respectively. For the years ended December 31, 2002, 2001 and 2000, Portec Rail Products (UK) Ltd.’s two largest rail customers represented 20%, 17% and 9% of total external sales, respectively.

     Over the same time period described above, our material handling business represented approximately 60% of the total sales generated by Portec Rail Products (UK) Ltd. Our major product lines in this market include overhead and floor conveyor systems, racking systems and mezzanine flooring systems. The end users of our products are primarily United Kingdom based companies in the manufacturing, distribution, garment and food industries. As our material handling products are primarily dependent upon the capital spending plans of manufacturers, Portec Rail Products (UK) Ltd.’s largest customers vary each year depending upon the contracts that are secured. For the nine months ended September 30, 2003 and 2002, Portec Rail Products (UK) Ltd.’s two largest material handling customers represented 11% and 21% of total external sales, respectively. For the year ended December 31, 2002, 2001 and 2000, Portec Rail Products (UK) Ltd.’s two largest material handling customers represented 18%, 11% and 18% of total external sales, respectively. In December 2002, we acquired the Quodeck product line from Quodeck Ltd. in order to broaden our material handling product offerings. The primary customers utilizing this product line are in the garment industry.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

			(In thousands)
External sales	$10,468	$8,428	$11,399	$11,187	$9,396
Intersegment sales	51	25	27	24	120
Operating income (loss)	836	295	618	867	(560)
Average translation rate of British pound sterling to United States dollar	1.6157	1.4884	1.5106	1.4398	1.5125
Sales by product line (1)
Material handling products sales	$6,501	$4,886	$6,490	$6,682	$6,851
Friction management products and services	4,018	3,567	4,936	4,529	2,665

Total product sales	$10,519	$8,453	$11,426	$11,211	$9,516

(1)	Includes intersegment sales.

     For the nine months ended September 30, 2003, Portec Rail Products (UK) Ltd. external sales of $10.5 million increased by $2.1 million or 24.2%, from $8.4 million for the same 2002 period. The increase in external sales is primarily attributable to an incremental increase in total material handling sales of $1.1 million as a result of the Quodeck acquisition and favorable foreign exchange translations of approximately $830,000 for sales in British pounds sterling to U.S. dollars. Operating income of $836,000 for the nine months ended September 30, 2003 increased by $541,000 or 183%, from $295,000 during the same 2002 period. This increase in operating income is primarily attributable to the Quodeck acquisition, which increased incremental operating income by approximately $280,000 for the nine months ended September 30, 2003, along with increased gross profit on rail sales of approximately $230,000.

     For the year ended December 31, 2002, Portec Rail Products (UK) Ltd. external sales of $11.4 million increased by $212,000 or 1.9%, from $11.2 million in 2001. The increase in external sales is primarily related to favorable exchange rate translations of approximately $540,000 in 2002 as our actual foreign currency sales level declined by approximately 2.1% from 2001 levels. Operating income decreased to $618,000 in 2002 from $867,000 in 2001, representing a decrease of $249,000 or 28.7%. The decrease in operating income is primarily attributable to a significant material handling contract with a large original equipment manufacturer that realized a low gross profit during 2002 along with increased employee wages and benefits of approximately $160,000 and advertising costs of approximately $80,000 for promotion of the material handling business.

     For the year ended December 31, 2001, Portec Rail Products (UK) Ltd. external sales of $11.2 million increased by $1.8 million or 19.1% from $9.4 million in 2000. The increase in external sales is primarily related to an increase in friction management product sales as a result of a major capital-spending program by Network Rail, the United Kingdom national railway infrastructure system. Operating income of $867,000 in 2001 was an improvement of $1.4 million over the operating loss of $560,000 in 2000. The 2001 increase in operating profit is primarily due to the higher margin friction management sales and a workforce reduction during 2000 that reduced costs by approximately $270,000.

Liquidity and Capital Resources

     Our cash flow from operations is the primary source of financing for internal growth, capital expenditures, and repayments of long-term contractual obligations and other commercial commitments. The most significant risk associated with our ability to generate sufficient cash flow from operations is the overall level of demand for our products. However, we believe we can manage our working capital and control costs to meet our cash flow needs for the next twelve months. In addition to cash generated from operations, we have three primary revolving and overdraft credit facilities in place to support the working capital needs of each of our business segments. We believe that cash flow from operations and the availability under our credit lines will be sufficient to meet our cash flow requirements over the next twelve months.

     Cash Flow Analysis. During the first nine months of 2003, we generated $1.3 million in cash flow from operations, a 58.5% decrease compared to $3.2 million in the first nine months of 2002. The primary reasons for the decrease in cash provided from operations during the first nine months of 2003 are due to increased finished goods inventory levels of approximately $1.0 million at Railway Maintenance Products Division to meet anticipated customer demands during the fourth quarter of 2003 and increased inventory levels of $1.3 million at Portec, Rail Products Ltd. as overall inventory levels were artificially low at the end of 2002 as a result of a work stoppage at our primary raw material supplier. In addition, our accounts receivable levels increased approximately $550,000 on higher sales volumes during 2003. These uses of working capital were partially offset by operating income of $4.9 million during the first nine months of 2003, an increase of $1.3 million, or 34.7%, compared to operating income of $3.6 million in the same 2002 period.

     Net cash used in investing activities was $486,000 for the first nine months of 2003, compared to $375,000 for the same prior year period. The primary reason for the increase in capital expenditures for the first nine months of 2003 is the purchase of a new computer system for the Railway Maintenance Products Division to improve workflow productivity. Approximately $191,000 has been spent on the system through the first nine months of 2003, with anticipated total expenditures of another $100,000 over the fourth quarter of 2003 and the first quarter of 2004. Installation of the new computer system is expected to occur in the first half of 2004. Total capital expenditures for 2003 are estimated to be $600,000 to $800,000 and will be used primarily to support new strategic initiatives, develop new products, and upgrade machinery and equipment, almost all of which are discretionary. We believe the overall level of capital spending for all our business segments is sufficient to remain competitive.

     Net cash used in financing activities was $1.3 million through the first nine months of 2003. This compares to net cash used in financing activities of $2.6 million during the first nine months of 2002. Cash used in financing activities during the first nine months of 2003 is related to the net repayments and borrowings of our long-term debt obligations in the amount of $2.0 million and cash dividends paid of $489,000. These uses of cash were partially offset by increased borrowings of $1.2 million on our U.S. revolving credit and United Kingdom overdraft facilities. These increased borrowings were used to support working capital needs due to the increased demand for our products at our Railway Maintenance Products and Shipping Systems Divisions and our United Kingdom operation.

     During 2002, we generated $5.6 million in cash flow from operations, a 45.9% increase compared to $3.8 million in 2001. The primary reasons for the increase in cash provided from operations over 2001 levels were an increase in operating income of 54.1% along with significantly reduced inventory levels as a result of a labor strike in Canada at our primary raw material supplier.

     Net cash used in investing activities was $716,000 in 2002. Compared to 2001, net cash used for investing activities increased by $408,000 primarily due to the Quodeck acquisition that amounted to approximately $344,000.

     Net cash flow used in financing activities was $3.7 million in 2002, compared to $3.8 million used in 2001. Our primary objective in 2002 was to continue to aggressively pay down our long-term debt obligations, minimize borrowings under our revolving and overdraft credit facilities and lower our debt to equity ratios.

     During 2001, we generated $3.8 million in cash flow from operations, a 251% increase compared to $1.1 million in 2000. The increase is primarily a result of a reduction in accounts receivable of $2.7 million due to the lower sales volumes in the fourth quarter of 2001 at our Railway Maintenance Products and Shipping Systems divisions.

     Net cash used for investing activities was $308,000 in 2001, compared to $2.3 million in 2000. In 2000, approximately $1.5 million was spent on a building addition and machinery and equipment to add a spike production line to our Canadian operation.

     Net cash flow used for financing activities was $3.8 million in 2001, compared to $1.0 million provided by financing activities in 2000. Our primary objective in 2001 was to aggressively pay down our long-term debt obligations as well as to minimize borrowings under our revolving and overdraft credit facilities and lower our debt to equity ratios.

     Credit Facilities. Our working capital, revolving credit and overdraft facilities are summarized as follows:

     In the United States, we have a $6.25 million revolving credit facility with a financial institution that provides for the working capital needs of our Railway Maintenance Products Division and Shipping Systems Division. Borrowings under this facility can be in an amount up to 80% of the outstanding combined accounts receivable plus 50% of the combined inventory of both Railway Maintenance Products Division and Shipping Systems Division. Advances against inventory are limited to $3.75 million. As of September 30, 2003, borrowings under this facility amounted to $5.2 million and we had the ability to borrow an additional $835,000 under this facility. This agreement contains certain financial covenants that require us to maintain current, leverage and fixed charge coverage ratios as well as maintaining minimum amounts of tangible net worth. We were in compliance with all of these financial covenants as of September 30, 2003.

     In Canada, we have a $2.8 million ($3.75 million Canadian dollars) revolving credit facility with the Canadian branch of a United States financial institution that provides for the working capital needs of our Canadian operation. Borrowings under this credit facility can be in the amount up to 80% of the outstanding accounts receivable plus 50% of the aggregate value of inventory. Advances against inventory are limited to $1.875 million Canadian dollars. As of September 30, 2003, there were no outstanding borrowings under this facility and we had the ability to borrow up to $3.173 million Canadian dollars under this facility. This agreement contains the same financial covenants as the United States facility. We were in compliance with all financial covenants related to this facility as of September 30, 2003.

     In the United Kingdom, we have a $666,000 (£400,000) overdraft facility with a local financial institution to support the working capital needs of our United Kingdom operation. As of September 30, 2003, borrowings under this facility amounted to $181,000 and we had the ability to borrow up to the remaining maximum value of the facility. The overdraft facility is reviewed on an annual basis and has a current maturity date of March 27, 2004. We intend to renew this facility upon its maturity.

     In addition to these credit facilities, we have a $1.6 million line of credit with a United States financial institution to fund capital expenditures for our Railway Maintenance Products Division and Shipping Systems Division. See “Certain Relationships and Related Transactions.” Any advances on this line are made in term notes and the line availability is reduced by that amount. As of September 30, 2003, such borrowings under term notes amounted to $111,000, and we had the ability to borrow up to the remaining maximum value of the facility. This facility is reviewed on an annual basis and has a current maturity date of December 31, 2003. We intend to renew this facility upon its maturity. We also maintain various local financing arrangements in Canada and the United Kingdom.

Summary of Contractual Obligations

     The following is a summary of our contractual obligations as of September 30, 2003:

	3 Months
	Ending				2007 and
Contractual Obligations	12/31/2003	2004	2005	2006	Thereafter	Total

	(In thousands)
Long term debt	$446	$1,807	$583	$252	$226	$3,314
Revolving credit facilities	—	181	—	5,200	—	5,381
Capital leases and equipment loans	34	46	39	8	2	129
Operating leases	191	626	372	304	224	1,717

Total contractual obligations	$671	$2,660	$994	$5,764	$452	$10,541

Financial Condition

     At September 30, 2003, total assets were $38.1 million, an increase of 9.3% from December 31, 2002. The increase at September 30, 2003 is primarily due to increased inventory levels of $2.4 million to meet demand for our products along with an increase in accounts receivable of approximately $550,000 as a result of our higher sales levels. At September 30, 2003, net working capital (defined as current assets minus current liabilities) was $11.6 million, an increase of 29.7%, from $8.9 million at December 31, 2002. The increase in working capital is directly related to the increased inventory and accounts receivable levels.

     Total outstanding debt obligations decreased approximately $710,000 or 7.4%, to $8.8 million as of September 30, 2003 as net repayments and borrowings of long-term debt of approximately $2.0 million were partially offset by borrowings on our working capital facilities of $1.2 million. Our ratio of debt to equity was 47.9% at September 30, 2003 compared with 59.8% at December 31, 2002. The decrease in debt to equity at September 30, 2003 is primarily related to reduced debt levels coupled with increased earnings and favorable foreign exchange translation adjustments that reduced our other comprehensive loss by approximately $710,000 net of tax from December 31, 2002, partially offset by dividend payments of $489,000 and an increase in other comprehensive loss, of approximately $600,000 net of tax from December 31, 2002, for a minimum pension liability adjustment. Cash from operations and our working capital facilities are expected to continue to be sufficient to fund capital expenditures, retire our debt service obligations, pay dividends and meet operating requirements over the next twelve months.

     As discussed elsewhere in this prospectus, Portec, Inc., the predecessor of Portec Rail Products, was named with numerous other defendants in an environmental lawsuit. The plaintiff seeks to recover costs which it has incurred to investigate and remediate its own property as required by the New York State Department of Environmental Conservation (NYSDEC). Portec Rail Products has not been named as a liable party by the NYSDEC and management believes it has no liability to the plaintiff in the case. Portec Rail Products filed a motion of summary judgment seeking a ruling to have Portec Rail Products dismissed from the case. On November 6, 2003, the motion of summary judgment was granted and Portec Rail Products was dismissed from the case. However, the plaintiff has the right to appeal this decision but has not taken any action to date. If the plaintiff appeals this decision, Portec Rail Products will incur additional ongoing expenses associated with this litigation, which are not estimable at this time.

     Portec Rail Products maintains a noncontributory defined benefit pension plan that covers substantially all United States employees and retirees of Portec Rail Products. Benefits under the plan are based on years of service for hourly employees. For salaried employees, benefits under the plan are based on years of service and the employee’s average compensation during defined periods of service.

     In August, 2003, Portec Rail Products amended its United States defined benefit plan by freezing the benefits accrued for all participants effective December 31, 2003 and preventing new enrollments after December 31, 2003. Portec Rail Products’ future net periodic pension cost and plan funding will be dependent upon the performance of plan assets. The estimated cash flow funding for the next five years is expected to range from approximately $150,000 to

$640,000 per year and the net periodic pension cost (income) for the next five years is expected to range from approximately ($170,000) to $33,000 per year. These estimates are based upon a discount rate of 6.75% and asset return of 3% to 8.25%.

     Portec Rail Products maintains a contributory defined benefit plan in the United Kingdom. The plan covers 21 active employees along with former employees and retirees of Portec Rail Products and has been frozen to new entrants since April 1, 1997. Benefits under the plan are based on years of service and eligible compensation during defined periods of service. The estimated cash flow funding and net periodic pension cost for the next five years is expected to range from $100,000 to $150,000 per year.

Discussion of Critical Accounting Policies

     Management’s discussion and analysis of our financial condition and results of operations is based upon our audited and unaudited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate the appropriateness of these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue Recognition. Revenue from product sales is recognized at the time products are delivered and title has passed or when service is performed. Delivery is determined by our shipping terms, which are primarily FOB shipping point. Shipments are made only under a valid contract or purchase order where the sales price is fixed or determinable and collectability of the resulting receivable is reasonably assured. Revenue is recognized net of returns, discounts and other allowances.

     Revenue from installation of material handling equipment is generally recognized by applying percentages of completion for each contract to the total estimated profits for the respective contracts. The length of each contract varies, but is typically about two to four months. The percentages of completion are determined by relating the actual costs of work performed to date, to the current estimated total costs of the respective contracts. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, repairs and depreciation costs.

     When the estimate on a contract indicates a loss, the entire loss is immediately recorded in the accounting period that the loss is determined. The cumulative effect of revisions in estimates of total costs or revenue during the course of the work is reflected in the accounting period in which the facts that caused the revision first become known.

     Allowances for Doubtful Accounts. We maintain a reserve to absorb probable losses relating to bad debts arising from uncollectible accounts receivable. The allowance for doubtful accounts is maintained at a level that management considers adequate to absorb probable bad debts inherent in the accounts receivable balance and is based on ongoing assessments and evaluations of the collectability, historical loss experience of accounts receivable and the financial status of customers with accounts receivable balances. Bad debts are charged and recoveries are credited to the reserve when incurred.

     We believe the accounting estimate related to the allowance for doubtful accounts is a “critical accounting estimate” because we have a significant concentration of accounts receivable in the rail industry. The economic conditions could affect our customers’ ability to pay and changes in the estimate could have a material effect on net income.

     Inventories. We establish obsolescence reserves for slow-moving and obsolete inventories. Obsolescence reserves reduce the carrying value of slow moving and obsolete inventories to their estimated net realizable value, which generally approximates the recoverable scrap value. We utilize historical usage, management’s experience, current backlog and forecasted usage to evaluate our reserve amounts. We also periodically evaluate our inventory carrying value to ensure that the amounts are stated at the lower of cost or market. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required.

     Goodwill. We assess the impairment of goodwill at least annually and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. We evaluate the goodwill of each of our reporting units for impairment as required under SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of an impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s judgment. Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenue, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk adjusted discount rate on the estimated undiscounted cash flow is susceptible to future changes in market conditions and when unfavorable, can adversely affect our original estimates of fair values. Since adoption of SFAS 142, we have not recognized any impairment of goodwill.

     Defined Benefit Pension Plans. We sponsor defined benefit pension plans for certain of our employees and retirees. We account for these plans as required under SFAS No. 87, “Employers’ Accounting for Pensions.” The liabilities and expenses for pensions require significant judgments and estimates. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, inflation, the long-term rate of return on plan assets and mortality tables. Management has mitigated the future liability of active employees by freezing the plans effective December 31, 2003. The rate used to discount future estimated liabilities is determined considering the rates available at year-end on AA rated corporate long term bonds that could be used to settle obligations of the plan. Our inflation assumption is based on an evaluation of external market indicators. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations. The effects of actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our obligations and future expense.

     As interest rates decline, the actuarially calculated pension plan liability increases. Conversely, as interest rates increase, the actuarially calculated pension liability decreases. The recent declines in interest rates and equity markets have had a negative impact on the pension plan liability and fair value of our plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at September 30, 2003 and at the end of 2002 and 2001, which resulted in a $596,000, $1.4 million and $260,000, net of tax, respectively, charge to other comprehensive loss.

     Income Taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. As a company with international operations, we record an estimated liability or benefit for our current income tax provision and other taxes based on what we determine will likely be paid in various jurisdictions in which we operate. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. We do not believe that such a charge would be material.

     The process of recording deferred tax assets and liabilities involves summarizing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that management believes that recovery is not likely, a valuation allowance is established. If a valuation allowance is established in a period, an expense is recorded. The valuation allowance is based on our experience, current economic situation and budgets. Management believes that operations will provide taxable income levels to recover the deferred tax assets.

Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to interest rate risk as almost all of our contractual long-term debt obligations and working capital facilities are exposed to floating interest rates. However, we have determined that the risk is not significant enough to warrant hedging programs. If interest rates increase we will be exposed to higher interest rates and we will be required to use more cash to settle our long-term debt obligations as a result of the higher interest rates. As interest rates increase on variable rate long-term debt, it will have a negative impact on future earnings because the increased rates will increase our interest expense. Conversely, if interest rates decrease on variable rate long-term debt, it will have a positive impact on future earnings because the lower rates will decrease our interest expense. Based upon the long-term debt amount as of September 30, 2003, for every 1% increase or decrease in the interest rate on our total long-term debt, interest expense will change by approximately $88,000.

     In addition, we are exposed to foreign currency translation fluctuations with our two international operations. We do not have any foreign exchange derivative contracts to hedge against foreign currency exposures. Therefore, we are exposed to the related effects when the foreign currency exchange rates fluctuate. If the U.S. dollar strengthens against the Canadian dollar and/or the British pound sterling, the translation rate for these foreign currencies will decrease, which will have a negative impact on our operating income. For example, for the nine-month period ended September 30, 2003, for every 1/100 change in the exchange rate of the Canadian dollar to the U.S. dollar, our Canadian operation’s operating income would have changed by approximately $23,200. Further, for every 1/100 change in the exchange rate of the British pound sterling to the U.S. dollar, the impact on operating income for our United Kingdom operations for the nine-month period ended September 30, 2003 would have been approximately $5,200. Foreign currency translation fluctuations have no impact on cash flows as long as we continue to reinvest any profits back into the respective foreign operations.

BUSINESS

     Portec Rail Products manufactures, supplies and distributes a broad range of railroad products, including rail joints, rail anchors, rail spikes, railway friction management products and systems and freight car securement devices. We also manufacture material handling equipment through our United Kingdom operation. We serve both domestic and international markets. Portec Rail Products’ consolidated sales for the nine months ended September 30, 2003 and the year ended December 31, 2002 were $44.7 million and $50.0 million, respectively. As of September 30, 2003, we had 201 employees at our facilities in the United States, Canada and the United Kingdom.

     Portec Rail Products and its predecessors have served the railroad industry since 1906. In 1997, a group of private investors including several senior executives of Portec, Inc., our predecessor company, incorporated Portec Rail Products and purchased the rail-related assets and selected material handling assets of, and assumed certain liabilities of, Portec, Inc. Since the buyout, we have reduced outstanding debt, improved our operating efficiency, introduced new products to address the changing trends in the industry and consolidated our market share in certain business segments in which we operate.

     We operate through four business units:

•	the Railway Maintenance Products Division in Pittsburgh, Pennsylvania;

•	the Shipping Systems Division in Oak Brook, Illinois;

•	the Canadian operation, consisting of Portec, Rail Products Ltd., our wholly-owned Canadian subsidiary located in Quebec, Canada; and

•	the United Kingdom operation, consisting of Portec Rail Products (UK) Ltd., our wholly-owned British subsidiary located in Wales and England, in the United Kingdom.

Industry Overview

     We provide products and services primarily for the railway industry, which includes freight railroads and transit systems. Rail traffic is a key factor underlying the demand for our products and services. Deregulation and consolidation in the railroad industry, market competition between railroads and trucking and the impact of the global economy continue to impact the railway industry, including the railway supply market. We believe the railway industry is in a long-term growth trend. In North America and Europe, the industry is being driven by economic growth as well as highway traffic congestion. In developing countries, the growth is being driven by economic growth and development and modernization. The railway industry in the United States and Canada has improved significantly since deregulation in 1979. Revenue ton miles, a main indicator of rail activity, have increased steadily since 1979. Revenue ton miles is defined as the weight of freight carried times distance traveled by Class I railroads. Revenue ton miles increased from 572 million in 1960, to 919 million in 1980, to 1,481 million in 2002. Accompanying this increase in revenue ton miles, productivity and reductions in miles of track have driven up track and equipment utilization.

     United States freight railroads fall into several classifications. “Class I” railroads are defined as those with operating revenue of at least $272 million in 2003. “Regional” railroads are defined as line-haul railroads that operate at least 350 miles of road and/or earned revenue between $40 million and the Class I threshold. Lastly, “Local” railroads include freight railroads, which are not Class I or regional. Local railroads operate less than 350 miles of road and earn less than $40 million annually. Since 1979, consolidation in the railroad industry has resulted in 36 Class I railroads being reduced to seven. In addition, two Canadian railroads and two Mexican railroads have enough revenue that they would be Class I railroads if they were U.S. companies. In particular, several mergers of large U.S. railroads have occurred in the last 15 years. Management believes that the improved efficiency and service capabilities of the new larger railroads ultimately tends to boost rail traffic. This is the underlying source of demand for our products.

     Relative to trucks, railroads have advantages in fuel efficiency, lower pollution and higher public safety. Railroads traditionally have hauled most of the bulk commodities such as coal, however, due to highway congestion and fuel cost, intermodal railroads carrying trucks and containers has been the largest growing segment in the industry. In 2002, the North American railroad freight industry generated an estimated $34.1 billion in revenue, representing almost 42% of intercity revenue ton miles. To a large degree, market conditions in the United States freight railroad industry are dependent on the United States economy. With the United States economy experiencing a recession in 2001 and slow growth in 2002, railroads have faced difficult market conditions. This level of activity resulted in some railroads deferring maintenance on their track and infrastructure, which, in turn, reduced sales for our company. Management expects that railroads may return to a higher pattern of maintenance spending as the United States economy strengthens and the level of activity in the industry begins to show consistent increases.

     Economic growth and development, population growth and rising standards of living are stimulating increased capacity for transit operations on a global basis. Highway congestion and the time, space and expense to build additional highway capacity is driving the transit expansion. In the United States, the extension of the Transportation Equity Act (TEA-21) was recently extended through February 29, 2004. This legislation is under consideration to be extended for six years at the level of $375 billion to fund transit and highway projects. For fiscal year 2004, $7.3 billion is being considered for federal transit funding. Large projects such as the Midwest Rail Initiative integrating rail lines among eight mid-west states for high speed passenger traffic and the Chicago Project to provide suburb-to-suburb service by improving and sharing existing freight and commuter lines and improving speeds by eliminating grade crossings. The European Community is proposing to fund 220 billion euro-dollars for 28 high priority transport infrastructure projects.

     The railway industry in North America and worldwide is a capital intensive industry, and our sales activity depends in significant part upon the industry’s capital expenditures, for railroad maintenance and for programs designed to increase the efficiency and productivity of rail operations. In North America, the spending on infrastructure, both roadway and structures, has averaged approximately $4.5 billion per year over the five year period from 1997 to 2001, compared to average spending of approximately $1.8 billion per year over the same five year period on equipment, freight cars and locomotives.

     The railway and transit supply industry is highly fragmented and no single supplier dominates the industry. In North America alone, there are in excess of 200 suppliers, many of which provide niche products that are not currently in our product line. The supply industry, consistent with the rail industry, has experienced consolidation and management believes it will continue to undergo consolidation as smaller suppliers are acquired by larger, well-financed industry participants. We believe that this consolidation will provide acquisition opportunities to strengthen and broaden our product lines.

Business Strategy

     Our business strategy is to (i) increase market share in the track component products that serve as the foundation for our railway business, (ii) advance the technology and expand the friction management products and services we offer to railroads and transit system companies both in North America and the United Kingdom and expand our geographic footprint globally, with a focus on Europe and Asia, (iii) increase our offering of products and services to assist businesses in loading, securing and transporting materials on railcars, and (iv) increase sales and profitability of our material handling products.

     Following the offering, we intend to seek opportunities to expand our operations through acquisitions of small and medium size infrastructure and equipment suppliers to the rail industry. Generally, we will seek to acquire smaller companies that have complementary product lines or enhancements to our current products and which can benefit from utilizing our existing operations, distribution and manufacturing platforms. With respect to the acquisition of larger companies, we intend to seek opportunities that will not only add complementary product lines and enhancements to our current products, but that will also expand our market by extending our operations, distribution and manufacturing platforms into new geographic regions. Currently, we have no arrangements, understandings or agreements regarding any such potential transactions.

     Increase market share in the track component products we offer. We continue to emphasize our commodity type railroad track components (e.g., rail joints, rail anchors and spikes). Our strategy is to be the leader in developing rail joint products to meet the railroad industry’s requirement for heavier axle loads, higher track speeds and greater utilization of tracks. In addition, we have expanded our product line by adding rail spikes which are used at the same time and place as our traditional rail anchor products. In 2000, we acquired rights to a rail spike line from one of our primary steel providers, Stelco Inc. Our goal is to have our customers identify Portec Rail Products as a company that offers a comprehensive product line for the replacement and maintenance of rail track components.

     Advance the technology and expand the friction management products and services we offer to railroads and transit system companies. We are committed to being a solutions provider, not just an equipment supplier, to the railroad industry in the area of friction management. In this regard we have developed and manufactured advanced systems for the application of both lubricants and friction modifiers. In addition, we are distributors of SoyTrakTM, a new environmentally safe soybean based rail lubricant, as well as KELTRACKTM, a new friction modifier product. To support our efforts to be a solutions provider to our customers in the area of friction management we have developed a number of strategic alliances through our formation of “The Friction ForceSM Alliance” program. The Friction ForceSM Alliance is a series of distributorships, sales representation agreements and informal agreements, which we have entered into with other companies to partner our technology and relationships within the rail services industry with companies that have complementary products and services. Through our partnering arrangements we are able to offer a wider range of lubrication and friction management products and services. Following the offering we intend to continue to build our network of alliances. We have also taken advantage of the name recognition of Portec

Rail Products (UK) Ltd. to increase our sales of friction management products and services in the United Kingdom and Europe. We intend to continue this strategy following the offering.

     Expand our geographic reach globally, with a focus on Europe and Asia. While we have historically generated sales in a number of countries in Europe and Asia through partnerships and independent sales representatives, we are increasing our focus on building operating platforms to more aggressively take advantage of our recognized brand identity and to participate more fully in the anticipated growth in these markets. We expect our geographic expansion will occur both through expanded marketing efforts for our friction management and track component products and through strategic mergers or acquisitions.

     Increase our offering of load securement systems to the railroad industry. We believe that load securement systems are complementary to our core track component and friction management business. We intend to increase our revenue from the sale of load securement systems. Our strategy is to continue to innovate and engineer new securement designs to meet the needs of the railroad industry and its customers. In this regard, in consultation with our customers, we have developed load securement systems to accommodate a variety of products transported by rail. For example, we recently partnered with one of our customers, Trinity Rail Corp., to develop a securement system for the transportation of heavy-duty highway tractors, fire trucks, school buses, farm tractors and other similar vehicles.

     Increase sales and profitability of our material handling products. In an effort to diversify our revenue and increase profitability we have sought to increase our sales of material handling products and services. We have expanded our United Kingdom subsidiary’s material handling business through acquisitions. In this regard, in 1999 we acquired Conveyors International Ltd., which increased our capability to provide material handling products within the United Kingdom. In 2002, we acquired the product lines of Quodeck, a manufacturer of floor and racking systems for the fashion and garment industry. As a result of our acquisitions of Conveyors International Ltd. and the assets of Quodeck, we have increased our revenues from the sales of materials handling products to $6.5 million and $6.5 million for the nine months ended September 30, 2003 and the year ended December 31, 2002, from $4.0 million for the year ended December 31, 1998, the year prior to the acquisition of Conveyors International Ltd.

Business Units and Products

     Our four business units are described in more detail below.

     Railway Maintenance Products Division

     Our largest division, the Railway Maintenance Products Division, provides track components and friction management products and services to railroads, transit systems, and railroad contractors. Approximately 90% to 95% of the Railway Maintenance Products Division sales are to United States and Canadian customers and 5% to 10% of our sales from this division are to other customers. This division is headquartered in our executive office in Pittsburgh, Pennsylvania and operates a manufacturing and assembly plant in Huntington, West Virginia.

     Track and Related Products. The Railway Maintenance Products Division sells a variety of products to support track work repair and installation. The primary customers for these products are the major Class I railroads, regional railroads, local railroads and transit systems. These products include standard and insulated rail joints, gauge plates, track mats, curve blocks and jacking systems.

     The Railway Maintenance Products Division is a major supplier of rail joints in the North American market. Rail joints are high strength bars, designed to join rails together while maintaining rail strength and continuity. Many joints are designed to be insulated from the rail to facilitate the railway signal system. Low voltage current is transmitted through the rail and segments of the track are electrically isolated through the use of insulated rail joints. The Railway Maintenance Products Division furnishes epoxy-bonded insulated joints, polyurethane-coated insulated joints and epoxy fiberglass insulated joints.

     As railroads have increased axle loads, train speeds and utilization of main lines, the demands placed upon the rail joint also have increased. Consequently, we have expanded and improved our product line of standard joints, bonded insulated joints, polyurethane-coated insulated joints and fiberglass epoxy insulated joints, in order to satisfy the demands of the railroad industry. Continued technological advancements in metallurgy and adhesives in addition to engineering tools such as computer aided design analysis and advanced product testing processes are enabling us to provide a higher level of product performance.

     Friction Management Products and Services. Our friction management products and services improve train operating efficiency and reduce track stresses and related maintenance costs for our customers. Rail lubrication involves placing a film of grease or other lubricant between the flanges of locomotive or railcar wheels and the inside of the rail head (the gauge face). Friction modifiers are applied to the top-of-rail (the running surface) between the rail head and the tread of the wheel. The friction modifier is designed to reduce friction, but not below the level needed for braking and traction. These products can be applied by a fixed station at the side of the track (wayside application), by a specifically equipped truck as it moves along the rails (hi-rail application), or by units mounted on a locomotive or transit system car (on-board application). The dominant technology is a wayside tank and pump with special distribution bars fastened to the rail. As railroads increase axle loads and utilization of main lines, friction management becomes increasingly important. If done effectively, friction management reduces noise, and may provide large savings to the customer through reduced rail wear, wheel wear, road bed maintenance and reduced fuel consumption. The Railway Maintenance Products Division designs, manufactures and sells the equipment for the application of lubricants and friction modifiers.

     Together with our predecessors, we have supplied rail lubrication products for decades. However, our position in this market was enhanced considerably in 1996 when we acquired the railway lubrication product line of one of our major United States competitors for rail lubrication systems. Following this acquisition, we developed improved lubrication and friction management products by combining the best design characteristics of each company’s products. We believe we now offer our customers the widest choice of railway lubrication products and services for most applications. We believe we presently have a dominant share of the United States market for railway friction management products.

     In recent years, new and improved products and alliances with independent strategic partners within our industry have broadened the scope, impact and effectiveness of the friction management solutions we provide, and have driven sales of our friction management products and services.

     In August 2000, we began producing and selling the Protector® IV, our most advanced electronic wayside friction management system. This transit system and freight railroad solution is now in service in Japan, Europe, the United States and Canada, reducing rail wear, lateral forces and noise. The Protector® IV is the first Portec Rail Products wayside system developed to function in the wide array of operating conditions found in all of these diverse markets. It is the result of cooperative development with Kelsan Technologies Corp. and is marketed by our railroad related business units.

     In 2000, the Railway Maintenance Products Division formed an informal alliance of technology companies to enhance friction management solutions for the wheel/rail interface. There is no written agreement among all of the members of the alliance, although we have entered into sales representation or distribution agreements with several individual alliance members. Under the Friction ForceSM service marked brand of products and services, the alliance strengthens our market position in lubrication and friction management and enables us to deliver improved solutions with enhanced value to customers. In fiscal 2002, the most significant of the contracts with individual members of the alliance generated less than ½ of 1% of our net sales. In the nine months ended September 30, 2003, the most significant of such contracts produced approximately 3% of our net sales during the period and the next most significant contract produced less than 1% of our net sales.

     The other members of the Friction ForceSM Alliance are:

•	Kelsan Technologies Corp.

•	Environmental Lubricants Manufacturing, Inc. (ELM)

•	Diversified Metal Fabricators Corporation

•	CH&I Technologies, Inc.

•	National Research Council of Canada

•	Zeta-Tech Associates, Inc.

     In some cases, we have entered into written agreements pursuant to which we are a distributor for, or a sales representative of, another alliance member. For example:

•	We are the exclusive North American distributor, and a non-exclusive distributor elsewhere, for KELTRACKTM, a friction modifier produced by Kelsan Technologies Corp.

•	We are the exclusive North American distributor for the SoyTrakTM Rail Curve Lubricant a biodegradable, environmentally-friendly soy-based lubricant developed and manufactured by ELM.

•	We are the exclusive worldwide sales and service representative for a high speed rail tribometer manufactured by Diversified Metal Fabricators Corporation.

     With some members of the alliance, such as the National Research Council of Canada and Zeta-Tech Associates, Inc., we have informal arrangements or letters of understanding to provide mutual support for customer solutions.

     The Port Authority of Allegheny County, a Pittsburgh area transit system authority, was our first customer to use the system developed by Portec Rail Products and Kelsan Technologies Corp., an independent member of the Friction Force Alliance, to dramatically reduce top-of-rail wheel squeal. The innovative Portec Rail Protector® IV application system applies Kelsan Technologies Corp.’s patented friction modifier KELTRACKTM to the top of the railhead. The Protector® IV system reduced the transit system authority’s severe noise problem in the downtown Pittsburgh subway. The Protector® IV application system now ameliorates noise problems on several transit systems in the United States and abroad, including systems in New York, Chicago and Tokyo. The system is designed to apply grease or friction modifiers, and thereby also reduce track stresses and maintenance costs in freight applications.

     Shipping Systems Division

     The Shipping Systems Division engineers and sells load securement systems to the railroad industry. These systems secure a wide variety of products and lading onto freight cars. Although the Shipping Systems Division has some assembly work performed at the Railway Maintenance Products Division’s Huntington, West Virginia plant, most manufacturing is subcontracted to independent third parties.

     Management believes that the Shipping Systems Division possesses a significant share of the combined United States and Canadian railroad load securement systems market. The Shipping Systems Division has secured orders aggregating $1.3 million since January 1, 2003, for heavy-duty chain tie-downs for transporting military equipment on flat cars and tie-down restraints for transporting pickup truck and sport utility vehicle frames by railcar. The Shipping Systems Division’s customers include railroads, railcar builders, railcar repair shops and railcar lessors. Its largest customer is TTX Company, which also is headquartered in Chicago and is owned by certain Class I railroads. TTX Company leases to the railroads its large fleet of railroad flat cars, intermodal railcar platforms, boxcars and gondolas. Many of these cars are outfitted with fastening systems designed and manufactured by the Shipping Systems Division to haul specific products such as lumber, pipe, farm equipment, construction equipment and military vehicles.

     The Shipping Systems Division is currently testing a new design for railroads to haul highway truck tractors, and other large over-the-road heavy equipment. Specifically, the

Shipping System Division recently teamed up with a major railcar manufacturer, Trinity Rail Corp. (TRC), to develop specifically for TRC a load securement system, the WinChockTM Securement System, which Portec Rail Products has patented. In October 2003, Portec Rail Products signed a five year distribution agreement granting exclusive distribution rights in North America to a subsidiary of TRC. This agreement has produced insignificant revenues through the date of this prospectus. The load securement system we developed is designed to carry heavy-duty highway tractors, fire trucks, school buses, and farm tractors as well as other similar vehicles in fully enclosed railcars. The Shipping Systems Division has also worked with TTX Company to install this system for rail transport of similar vehicles. Traditionally, these very large vehicles have been transported from assembly plants to sales distribution sites and end-user facilities via highways.

     In addition, we are testing new railcar load securement systems for the transport of large diameter pipe. In past years, the Shipping Systems Division had developed the Constant Tension Device, or CTD, in response to the railroad’s need to safely and more effectively secure lumber on bulkhead flat cars with steel bands. The Constant Tension Device helps to prevent lading band fatigue and the hazards of loose steel bands, thus preventing load shifting as well as the potential danger of spilled loads. The CTD is now a field-proven product for the transport of lumber. The CTD concept has recently been applied to the securement of gas pipes on railcars. The CTD gas pipe application has successfully completed field-testing and we believe it delivers a more stable, safer environment for transporting gas pipes than other load securement systems.

     Portec, Rail Products Ltd., our wholly-owned Canadian subsidiary

     Our Canadian operation’s business is similar to the Railway Maintenance Products Division in that its business also is comprised of track components and friction management products and services. The Canadian operation produces rail anchors and spikes largely for the Canadian railroads with some products exported to the United States and other international customers. Rail anchors and rail spikes are devices used to secure rails to ties to restrain the movement of the rail tracks. In addition, this business unit manufactures and sells friction management products. We continue to refine our manufacturing processes to maintain our market position in Canada. The Canadian operation is headquartered in Lachine, Quebec, a suburb of Montreal, and operates a manufacturing plant in St. Jean located about 30 miles southeast of Montreal.

     We believe that the Canadian operation has been successful over the years in maintaining dominant market shares with the Canadian railroads. There are two major Canadian transcontinental railroads, the Canadian Pacific and the Canadian National, and a number of regional railroads. In 2000, we acquired the rights to and installed a rail spike line from the Canadian operation’s primary steel supplier, Stelco Inc. The move strengthened our position with Stelco Inc., adding tonnage to their rolling mill and giving us favorable pricing on both rail anchor and spike steel.

     The Canadian operation was instrumental in designing the electronic Protector® IV friction management system. Over the last 15 years, the Canadian railroads preferred our electronic friction management designs because they afforded better performance during extreme winter weather conditions. Historically, the United States railroad industry preferred less expensive hydraulic powered units. However, during the last five years, the United States railroads increasingly have moved to the electronic Protector® IV design.

     Management believes that the Canadian operation possesses a dominant share of the friction management market in Canada. Management also believes that the Canadian operation possesses a substantial share of the Canadian market for rail anchors and rail spikes.

     In August 2003, the Canadian operation entered into a pilot service agreement with Canadian Pacific Railway, pursuant to which the Canadian operation will supervise Canadian Pacific maintenance employees and take over the maintenance and management of the Canadian Pacific lubrication equipment covering a 513-mile section of their railroad. The pilot service agreement is expected to generate revenues of less than 1/2 of 1% of our net sales during the first year of the contract. This represents our first ongoing service maintenance contract with a major railroad. We are pursuing similar opportunities with other North American railroads.

     Portec Rail Products (UK) Ltd., our wholly-owned United Kingdom subsidiary

     Our United Kingdom operation’s Wrexham, Wales facility primarily produces railway lubrication products. Over the past three years, there has been heightened interest at Network Rail, the United Kingdom national railway infrastructure system, in the rail/wheel interface due to several accidents involving broken rail. Proper rail grinding to profile the rail and friction management are seen as preventative measures and this has stimulated additional business. We recently have introduced our Protector® IV system and the KELTRACK™ product to the United Kingdom operation. Management believes that the United Kingdom operation possesses a dominant share of the wayside lubrication market in the United Kingdom.

     The Wrexham operation also produces material handling products and rack system components. In 1999, we expanded the material handling business when we acquired Conveyors International Ltd. located in Leicester, England. The material handling business is conducted under the trade name “Conveyors International Ltd.”, as a result of an agreement with Portec, Inc. which prohibits our use of the Portec name in the materials handling industry. Conveyors International Ltd. has approximately 21 years of experience in designing overhead conveyor systems and products that provide solutions for a wide variety of industries internationally. In December 2002, we acquired the Quodeck product line from Quodeck Ltd. Quodeck is a line of conveyors, racking systems, mezzanine floor systems and turnkey equipment mainly used in the garment distribution industry. The Quodeck acquisition expanded our client base and provided new opportunities to serve the growing warehouse and distribution market.

Sales and Marketing

     Our business units initiate their individual sales programs, which vary due to the different product lines and geographic locations. Our marketing efforts include promoting our business through trade show presentations, through trade magazine advertising and through our website. In addition, our managers and engineers participate in industry conferences and industry professional organizations to interface with customer engineers and end users of our products.

The business units use an inside sales department to sell small orders and replacement parts and a combination of employee sales managers, third party sales representatives and distributors to call on customer purchasing managers, engineers and operations managers.

Sources and Availability of Raw Materials and Supplies

     The products we manufacture and sell require a supply of raw materials, including steel and steel fabrications and numerous specialty components, such as pumps, distribution bars and electronic controls. There are at least two suppliers for most components. Inventory levels are continually monitored to ensure adequate supplies for our production. Advance purchases are made periodically to avoid possible shortages of material due to capacity limitations of component suppliers and possible price increases. Portec Rail Products relies on established relationships with major suppliers to ensure the availability of raw materials and specialty items rather than long term supply contracts. Fluctuations in the price of components and raw materials have not had a material effect on earnings and we do not anticipate that they will have a material effect in the foreseeable future.

     Although there are a large number of domestic and foreign suppliers of steel and steel fabricators, the Railway Maintenance Products Division for many years has relied upon a supply relationship with Steel of West Virginia, Inc. for a substantial majority of its joint bar steel. Joint bar steel is rolled to various profiles and sizes requiring proprietary steel mill rolls that are not transferable from mill to mill. Steel of West Virginia, Inc. maintains the rolls for us after we purchase them. We have fourteen such roll sets that management estimates would cost approximately $150,000 per set to replace. It would be time consuming and expensive to switch suppliers. Similarly, our Canadian operation has had a single source supply relationship with Stelco Inc. for rail spike and rail anchor steel. In the case of rail anchor steel, there are two steel mill roll sets at Stelco Inc., that management estimates would cost approximately $150,000 per set to replace.

     In 2002, approximately 85% of domestic requirements for steel were purchased from Steel of West Virginia, Inc. and approximately 100% of the Canadian requirements were purchased from Stelco Inc. The disruption of supplies from either of these suppliers could have a significant negative effect on us. See “Risk Factors — Disruption of our relationships with key suppliers would adversely affect our business.” We maintain good relationships with our suppliers and have not experienced any significant interruptions in recent years in the supply of raw materials or specialty components except as noted below. In late 2002 a labor strike at Stelco Inc. caused a temporary shortage of spike and anchor steel. The strike ended in January 2003, and to our knowledge we did not lose any business as a result of the strike.

     Raw materials for the Shipping Systems Division and Portec Rail Products (UK) Ltd. are readily available from various suppliers.

Principal Customers

     Our business depends largely upon sales to United States and Canadian railroads. For the nine months ended September 30, 2003, sales to our two largest customers, Canadian Pacific Railway and CSX Corporation, accounted for approximately 16% and 7% of our total sales, respectively. For the year ended December 31, 2002, sales to Canadian Pacific Railway and Burlington Northern Santa Fe Railway accounted for approximately 15% and 8% of our total sales, respectively. For additional information on our principal customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Segment Review.”

Backlog

     The following table sets forth the dollar amount of backlog for each of our business segments at the dates indicated.

	At September 30,		At December 31,

	2003(1) (2)	2002(1)	2002(1)	2001(1)

	(Dollars in Thousands)
Railway Maintenance Products Division	$2,670	$2,587	$2,776	$2,931
Shipping Systems Division	470	369	648	141
Canadian operation	636	951	1,162	842
United Kingdom operation	1,510	2,026	1,854	2,113

Total	$5,286	$5,933	$6,440	$6,027

(1)	Includes intra-company backlog amounts.

(2)	During September 2003, we began tracking intra-company backlog separately. At September 30, 2003, the total backlog includes approximately $600,000 of intra-company backlog.

     The backlog is based on customer purchase orders that we believe are firm. Customer orders, however, may be subject to cancellation and other customary industry terms and conditions. Historically, little variation has been experienced between the number of products ordered and the number of products actually sold. A significant portion of our sales have very short lead terms of 30 to 60 days, that may not be recorded on any quarter end backlog summary. The backlog is not necessarily indicative of future results of operations. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions. We estimate that at September 30, 2003, approximately 15% of our backlog will not be filled by the end of the current fiscal year ending December 31, 2003.

Seasonality of Business

     The demand for certain of our products is subject to seasonal fluctuations. Our railroad product lines normally experience strong sales during the second quarter as a result of seasonal pick-up in construction and trackwork due to favorable weather conditions. In contrast, our railroad product lines experience normal downturns in sales during the fourth quarter due in large part to reductions in construction and trackwork during the cold weather months, particularly in the northern United States and Canada. This reduction in sales generally has a negative impact on our fourth quarter results. Notwithstanding seasonal trends, quarterly fluctuations in railroad capital spending programs can alter the expected seasonal impact on our business. See “Risk

Factors — Our sales can fluctuate from quarter to quarter because of seasonal factors, and the nature of our railroad customers’ capital spending programs.”

Patents and Trademarks

     We own a number of United States and Canadian patents and trademarks. We have several patents on our friction management products, such as the Protector® IV application system and related products, which we believe are of material importance to the business as a whole. Our patents on such products expire in the year 2014 and thereafter. We believe that, in the aggregate, our patents and trademarks give us a competitive advantage. We also rely on a combination of trade secrets and other intellectual property laws, non-disclosure agreements and other protective measures to establish and protect our proprietary rights in intellectual property.

Research and Development

     Our engineering resources are used in two major ways, sales support and research and development. Approximately 35% of our engineering personnel are engaged in sales support such as providing input into sales proposals, providing drawings and bills of materials for processing customer orders and doing design work on customer project orders. Approximately 65% of our engineering personnel are used in research and development to improve the effectiveness of existing products and to innovate new products and technologies. During the nine months ended September 30, 2003 and the year ended December 31, 2002, we estimate we spent approximately $463,000 and $584,000, respectively, or approximately 1.0% and 1.2%, respectively, of net sales on these research and development programs.

     The largest portion of our research and development efforts have been devoted to developing friction management products, particularly the Protector® IV electronic lubricator, as well as the associated distribution bars for both gauge face lubrication and top-of-rail friction modifiers. In addition to the wayside Protector® IV system, we have devoted resources to the high-rail spray system for applying friction management products and to a lesser extent investigations into the on-board locomotive mounted spray system.

     Rail joints represent a more mature product line and therefore use fewer research and development resources. The exception is an ongoing research and development program to develop rail joint products to facilitate heavier axle loads as the railroads move toward higher capacity freight cars.

     The Shipping Systems Division depends upon the flow of new load securement designs to support the business. Most of the Shipping Systems Division’s engineering resources go toward research and development and current projects, including the WinChock™ securement system and the constant tension device, or CTD, discussed above.

     Our United Kingdom material handling business requires strong engineering support for sales proposals and for designs and drawings relative to customer project orders. We have been meeting the needs for research and development by using consulting services and by acquiring product lines such as Quodeck.

Competitors

     We operate in a competitive marketplace. Price competition is strong, customers are cost-conscious and the number of significant customers is limited, particularly with respect to our track component product lines. Therefore, our ability to increase prices has been limited. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. Our principal competitors vary to some extent across our principal product lines. A number of our competitors are larger and have greater financial resources.

     Our significant competitors for rail joint production in North America are Cleveland Track Material, Inc., L.B. Foster Company and Seneca Railroad and Mining, Inc. Our principal competitor in rail spike production in North America is Gerdau Ameristeel, followed by four smaller producers.

     We believe we possess a dominant share of the rail anchor market in Canada. We believe that Unit Rail Anchor Company, Inc., owned by Amsted Industries Incorporated, is our only major competitor for rail anchors in North America and the dominant supplier of rail anchors in the United States. Because of its high volume and low cost structure, Unit Rail Anchor remains a competitive threat as the North American market leader.

     We believe we have a dominant share of the wayside rail lubrication market in North America. At present, we are aware of one company, Lincoln Industrial Corporation, that is trying to penetrate this market. We believe that our only competitor for wayside lubrication products in the United Kingdom is Queyhead Industries Limited, and we further believe this competitor has a significantly smaller market share than Portec Rail Products (UK) Ltd.

     We believe that the Shipping Systems Division possesses a significant share of the combined United States and Canadian railroad load securement systems market. The Shipping Systems Division competes with a number of other companies. The most significant competitor is the HOTT division of Holland Corporation.

     The United Kingdom material handling industry has numerous competitors ranging from small component suppliers to large system integrators. Many of the competitors of our material handling division are larger and have greater resources than our United Kingdom operation.

Environmental Matters

     We are subject to foreign, national, state, provincial, and local environmental laws and regulations concerning, among other matters, air emissions, wastewater discharge, solid and hazardous waste disposal, and employee health and safety. We maintain an active program of environmental compliance and believe that our current operations are in material compliance with all applicable environmental laws and regulations. See “Legal Proceedings” for information relating to a proceeding in which we are involved, regarding environmental matters.

Regulation

     In the course of our operations we furnish products and services which are required to meet industry specifications. The American Railway Engineering and Maintenance of Way Association (AREMA) publishes standards and recommends practices applicable to our track component product line. Our customers use the AREMA standards and from time to time include their own specifications for the products and services that they purchase. The Association of American Railroads (AAR) promulgates a wide variety of rules and regulations governing the safety and design of equipment. Our securement system designs require AAR approval as well as our customer’s approval and often the approval of the shipper. In the United Kingdom, our products must gain approval and meet the specifications of Network Rail, the national United Kingdom rail infrastructure system.

     We maintain quality assurance programs at all of our locations. The Railway Maintenance Products Division follows the standards of the National Association of Purchasing Managers and the AAR’s M1003 Quality Assurance requirements. Our plant in St. Jean, Quebec, Canada has attained ISO 9001:2000 certification and our United Kingdom locations are certified under ISO 9001:2000.

Employees

     As of September 30, 2003, we had 195 full-time and 6 part-time employees. We consider our relationship with our employees to be good. Our employees in the United States and the United Kingdom are not subject to any collective bargaining agreement. Approximately 8% of our employees, all of whom are employed at our Canadian operation, are subject to a collective bargaining agreement. This agreement is effective through August 31, 2006.

Properties

     We conduct our business through our corporate office, which is also one of our business unit offices, three other offices and through our manufacturing facilities. Our offices and manufacturing facilities are adequate to meet our current and future production requirements. The following table sets forth information about our offices and manufacturing facilities as of September 30, 2003.

Corporate Office	Owned or Leased

900 Old Freeport Road	Leased
Box 38250
Pittsburgh, Pennsylvania 15238-3987

Business Unit Offices

Railway Maintenance Products Division	Leased
900 Old Freeport Road
Box 38250
Pittsburgh, Pennsylvania 15238-3987

Shipping Systems Division	Leased
122 West 22nd Street
Oak Brook, Illinois 60523

Portec, Rail Products Ltd.	Leased
2044 32nd Avenue
Lachine, Quebec H8T 3H7 Canada

Manufacturing Facilities

Portec Rail Products, Inc.	Leased
900 Ninth Avenue West
Huntington, West Virginia 25701(1)

Portec, Rail Products Ltd.	Owned
350 Industrial Boulevard
St. Jean, Quebec, J3B 4S6
Canada(1)

Portec Rail Products (UK) Ltd.	Owned
Vauxhall Industrial Estate
Ruabon, Wrexham, LL146UY, Wales
United Kingdom(1)(2)

Portec Rail Products (UK) Ltd.	Leased
43 Wenlock Way
Troon Industrial Area
Leicester LE4 9HU
United Kingdom(2)

Additional property

Portec Rail Products, Inc.	Owned
799 Burden Avenue
Troy, New York 12181(3)

(1)	This property is subject to several encumbrances under our credit facilities.

(2)	Serves as a business unit office, in addition to a manufacturing facility.

(3)	Includes a 4.9 acre parcel which includes a dam and reservoir.

Legal Proceedings

     We are involved periodically in various claims and lawsuits that arise in connection with our business. Other than as set forth below, these are routine legal proceedings that, in the aggregate, are not material to our financial condition and results of operations.

     Portec, Inc., the predecessor of Portec Rail Products, was named as a defendant in Niagara Mohawk Power Corporation v. Consolidated Rail Corporation, et al. In July 1999, the action was filed in the United States District Court, Northern District of New York. Niagara Mohawk Power Corporation (“Niagara Mohawk”) is seeking contribution from nine named defendants for costs it has incurred, and is expected to incur, in connection with the environmental remediation of property located in Troy, New York. Niagara Mohawk’s claim against the named defendants under the Comprehensive Environmental Response, Compensation and Liability Act, also known as “CERCLA” or “Superfund,” alleges several, but not joint liability. The basis of the action stems from Niagara Mohawk’s agreement with the New York State Department of Environmental Conservation, pursuant to an Order on Consent, to environmentally remediate property identified as the Troy Water Street Site. The defendants consist of companies that at the time were industrial in nature, or owners of companies industrial in nature, and who owned or operated their businesses on portions of the Troy Water Street site or on properties contiguous, or otherwise in close proximity, to the Troy Water Street Site. Niagara Mohawk alleges that the defendants either released hazardous materials directly to the Troy Water Street site or released hazardous materials that migrated onto the Troy Water Street Site, and therefore the defendants should be responsible for a portion of the costs of remediation.

     In September 1999, we filed our answer to Niagara Mohawk’s action, denying responsibility for Niagara Mohawk’s allegations. In November 2001, we filed a motion for summary judgment, seeking to have Portec, Inc. removed as a defendant or, in the alternative, to have the court limit the claims that may be asserted against Portec, Inc. On November 6, 2003, the United States District Court, Northern District of New York granted the summary judgment motion filed on behalf of Portec, Inc., and dismissed all claims and cross-claims against Portec, Inc. Although a number of other defendants were also dismissed on summary judgment, a few were not, and therefore the action is continuing. At this point in time, it is unclear if or when Niagara Mohawk would appeal the District Court’s decision.

     We believe that Niagara Mohawk’s case against Portec, Inc. is without merit and, therefore, if Niagara Mohawk appeals the District Court’s decision we intend to vigorously defend against Niagara Mohawk’s claims. Because Niagara Mohawk is seeking unspecified monetary contribution from the defendants, we are unable to determine, if Niagara Mohawk were to prevail on appeal, the extent to which we would have to make contribution, or whether such contribution would have a material adverse effect on our financial condition or results of operations. However, total clean up costs at the Troy Water Street site are expected to be substantial and will likely exceed $50 million. If liability for a portion of these costs is attributed to us, such liability could be material. Furthermore, if Niagara Mohawk appeals, ongoing litigation may be protracted, and legal expenses may be material to our results of operations.

MANAGEMENT

Directors And Executive Officers

     The following table sets forth certain information regarding the directors and executive officers of Portec Rail Products as of September 30, 2003.

Name	Age	Position

Marshall T. Reynolds	66	Chairman of the Board

John S. Cooper	69	President and Chief Executive Officer, Director

Michael D. Bornak	41	Chief Financial Officer

Gary Bale	44	Director, Managing Director, Portec Rail Products (UK) Ltd.

Philip E. Cline	70	Director

Daniel P. Harrington	47	Director

Charles R. Hooten, Jr.	76	Director

Richard J. Jarosinski	49	Director, President and General Manager, Railway Maintenance Products Division

Konstantinos Papazoglou	51	Director, President, Portec, Rail Products Ltd.

Douglas V. Reynolds	27	Director

Neal W. Scaggs	67	Director

Robert L. Shell, Jr.	59	Director

Lucian J. Sieja	61	Director, President, Shipping Systems Division

Kirby J. Taylor	58	Director and Corporate Secretary

     The principal occupation during the past five years of each director and executive officer of Portec Rail Products is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

     Marshall T. Reynolds has served as chairman of the board of Portec Rail Products since December 1997. Mr. Reynolds has served as chief executive officer and chairman of the board of Champion Industries, Inc., a commercial printer, business form manufacturer and supplier of office products and furniture, from 1992 to the present, and sole shareholder from 1972 to 1993; president and general manager of The Harrah & Reynolds Corporation, from 1964 and sole shareholder since 1972; chairman of the board of the Radisson Hotel in Huntington, West Virginia; and chairman of McCorkle Machine and Engineering Company in Huntington, West Virginia. Mr. Reynolds also serves as a director of the Abigail Adams National Bancorp, Inc. in Washington, D.C.; chairman of the board of First Guaranty Bank in Hammond, Louisiana; and chairman of the board of Premier Financial Bancorp in Huntington, West Virginia. Mr. Reynolds is the father of Douglas V. Reynolds, a director of Portec Rail Products.

     John S. Cooper was hired by Portec Rail Products’ predecessor in July 1979 as division vice president of operations of the company’s Railcar Division. Mr. Cooper became division vice president and general manager of the Railcar Division in August 1980, vice president and group executive in June 1983, vice president and general manager of the Railway Maintenance Products Division in April 1985, senior vice president and group executive of the Railroad Group in February 1987 and president and chief executive officer of Portec Rail Products, Inc. in December 1997. Prior to Portec Rail Products, he worked for the American Bridge Division of U.S. Steel for 23 years. Mr. Cooper received his degree in civil engineering from Penn State University.

     Michael D. Bornak has served as the chief financial officer of Portec Rail Products since January 1998. Prior to joining Portec Rail Products, Mr. Bornak was controller of Precise Technology, Inc. Prior to joining Precise Technology, Inc. in 1992, Mr. Bornak was employed in the accounting and treasury departments of National Steel Corporation. Prior to joining National Steel Corporation in 1986, Mr. Bornak was a senior auditor with Ernst & Young. Mr. Bornak is a certified public accountant.

     Gary Bale has served as a member of the board of directors of Portec Rail Products since February 2003. Mr. Bale has been the managing director of Portec Rail Products (UK) Ltd. since December 2001. Prior to becoming managing director, Mr. Bale was a senior product engineer, and was previously employed by Conveyors International Ltd. since November 1983.

     Philip E. Cline has served as a member of the board of directors of Portec Rail Products since January 1998. Mr. Cline has served as president of River City Associates, Inc and general manager of the Radisson Hotel in Huntington, West Virginia since June 2000. He served as president of Monumental Concrete from June 1999 to June 2000. Mr. Cline served as president and chief executive officer of Broughton Foods Company from November 1996 to June 1999. He was employed in various capacities, including vice president and treasurer, executive vice president and consultant, by J. H. Fletcher & Co., a manufacturer of underground mining equipment in Huntington, West Virginia from 1968 to 1996.

     Daniel P. Harrington has served as a member of the board of directors of Portec Rail Products since January 1998. Since 1991, Mr. Harrington has served as the president, chief executive officer and a director of HTV Industries, Inc., a privately held company engaged in manufacturing and investments in various industries. Mr. Harrington is president of TVI Corporation, which is a wholly-owned subsidiary of HTV Industries, Inc. Mr. Harrington is a director of Biopure Corporation in Boston, Massachusetts, Churchill Downs, Inc. in Louisville, Kentucky, First Guaranty Bank in Hammond, Louisiana and First State Financial Corporation, Inc. in Sarasota, Florida.

     Charles R. Hooten, Jr. has served as a member of the board of directors of Portec Rail Products since January 1998. Since 1948, Mr. Hooten has held various senior management positions at the Hooten Equipment Company, including that of president since 1976. Mr. Hooten is a member of the board of directors of Premier Financial Bancorp and C. J. Hughes Construction Company, and is also a member of the Natural Resource Commission of the State of West Virginia. Mr. Hooten is also the president of Empire Investors, Inc., Tyler Plaza, Inc. and Virginia Street Corporation.

     Richard J. Jarosinski has served as a member of the board of directors since January 1998. Mr. Jarosinski has been employed by Portec Rail Products’ predecessor since 1975. Mr. Jarosinski is the president and general manager of Portec Rail Products, Railway Maintenance Products Division.

     Konstantinos Papazoglou has served as a member of the board of directors since January 1998. Mr. Papazoglou has been employed by Portec Rail Products’ predecessor since 1978. Mr. Papazoglou is the president of Portec, Rail Products Ltd.

     Douglas V. Reynolds has served as a member of the board of directors of Portec Rail Products since January 1998. Mr. Reynolds has been engaged in the private practice of law since June 2003. He previously served as an attorney for the public defenders office of Cabell County from May 2001 to June 2003. Mr. Reynolds attended West Virginia University Law School from September 1999 to May 2002, and Duke University from September 1995 to May 1999. Mr. Reynolds is the president of the Transylvania Corporation and is a director of C. J. Hughes Construction Company, The Harrah & Reynolds Corporation, and Abigail Adams National Bank. Mr. Reynolds is a graduate of Duke University and holds a law degree from West Virginia University. Mr. Reynolds is the son of Marshall T. Reynolds, Portec Rail Products’ Chairman of the Board.

     Neal W. Scaggs has served as a member of the board of directors of Portec Rail Products since January 1998. Since 1961, Mr. Scaggs has served as the president of Baisden Brothers, Inc. Mr. Scaggs is also a director of Champion Industries, Inc., Premier Financial Bancorp and Logan Corporation, and serves as chairman of the board of First State Financial Corp. and Bucane, Inc.

     Robert L. Shell, Jr. has served as a member of the board of directors of Portec Rail Products since January 1998. Mr. Shell is the chairman and chief executive officer of Guyan International, a privately held holding company for manufacturing and service companies, a position he has held since 1985. Mr. Shell is a director of First Guaranty Bank, Hammond, Louisiana; of First State Financial Corporation, Inc., and of First Sentry Bank, Huntington, West Virginia. Mr. Shell has been a member of the board of directors of the Huntington Boys and

Girls Club, and the governing board of Marshall University, since 2002. He previously served on the boards of the Cabell Huntington Hospital Foundation and the West Virginia Foundation for Independent Colleges and as the chairman of the Marshall Artists Series of Marshall University.

     Lucian J. Sieja has served as a member of the board of directors since January 1998. Mr. Sieja has been employed by Portec Rail Products’ predecessor since 1994. Mr. Sieja has served as president of the Shipping Systems Division since June 1994. Previously, he worked for National Castings Inc. for 27 years. Mr. Sieja received his BSME/IE degree from The University of Toledo.

     Kirby J. Taylor has served as a member of the board of directors of Portec Rail Products since December 1997. He has served as president and chief operating officer of Champion Industries, Inc. since September 2000. Mr. Taylor was president and chief executive officer of Action Business Consulting, a management consulting firm, from November 1997 to September 2000. He previously spent four years with General Electric, 22 years with Tenneco Inc., two years with Outboard Marine Corp. and two years with Addington Resources, Inc.

     Portec Rail Products’ bylaws provide that the number of directors shall be fixed from time to time by the board of directors. All of our directors are elected annually by the shareholders of Portec Rail Products and hold office until the next annual meeting of shareholders or until their successors have been elected and qualified, or until their earlier resignation or removal. The board of directors elects the officers of Portec Rail Products who hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Meetings of the Board of Directors and Committees

     The board of directors meets quarterly and may hold additional special meetings as needed. The board of directors has established various committees to assist in the governance of Portec Rail Products. Currently, we have an executive committee and an audit committee. The board of directors may, by resolution, designate one or more additional committees.

     In December 2003, the board of directors established a nominating committee. The nominating committee is comprised of directors Marshall T. Reynolds, Neal W. Scaggs and Kirby J. Taylor. The nominating committee will meet annually in order to nominate candidates for membership for the board of directors.

     The board of directors of Portec Rail Products currently maintains an executive committee that also acts as our compensation committee. The executive committee is comprised of directors Marshall T. Reynolds (Chairman), Douglas V. Reynolds, Kirby J. Taylor and John S. Cooper.

     The audit committee is comprised of Directors Philip E. Cline (Chairman), Neal W. Scaggs and Charles R. Hooten, Jr., all of whom are non-employee directors. As of the date of this prospectus, a majority of the audit committee members are deemed “independent” within the meaning set forth in rules promulgated under the Sarbanes-Oxley Act of 2002. As permitted by the Securities and Exchange Commission, we expect to have a fully independent audit committee within one year of the listing of our shares on the Nasdaq National Market. The audit committee oversees the engagement of our independent auditors and, together with our auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee has adopted an audit committee charter.

Directors’ Compensation

     Non-employees of the board of directors are paid $500 for each meeting of the board of directors that they attend. All directors are entitled to be reimbursed for their expenses incurred while attending meetings of the board of directors.

Executive Officer Compensation

     Summary Compensation Table. The following table sets forth for the year ended December 31, 2002, certain information as to the total remuneration paid by Portec Rail Products to its chief executive officer, as well as to the four most highly compensated executive officers of Portec Rail Products, other than the chief executive officer, who received total annual compensation in excess of $100,000. Summary compensation information is excluded for the years ended December 31, 2001 and 2000, as Portec Rail Products was not a public company. Each of the individuals listed in the table below are referred to as a named executive officer.

		Annual Compensation

				Other Annual	LTIP	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Payouts	Compensation(3)

John S. Cooper President and Chief Executive Officer	2002	$140,000	$63,000	$52,400	—	$2,300(4)
Lucian J. Sieja President and General Manager, Shipping Systems Division	2002	110,600	5,400	—	—	1,800(4)
Richard J. Jarosinski President and General Manager, Railway Maintenance Products Division	2002	107,000	48,000	—	—	1,800(4)
Michael D. Bornak Chief Financial Officer	2002	93,000	42,000	—	—	1,500(4)
Konstantinos Papazoglou President, Portec, Rail Products Ltd.	2002	87,500	38,900	—	—	6,000(5)

(1)	Bonus earned in 2002, paid in January 2003.

(2)	Represents taxable pension payments from the Portec Rail Products, Inc. Retirement Plan, a defined benefit plan sponsored by the company.

(footnotes continued on next page)

(3)	Portec Rail Products provides certain of its executive officers with non-cash benefits and perquisites, such as the use of employer-owned or leased automobiles. Management believes that the aggregate value of these benefits for fiscal 2002 did not, in the case of any executive officer, exceed $50,000 or 10% of the aggregate salary and annual bonus reported for him in the Summary Compensation Table.

(4)	Amount represents an employer matching contribution under our 401(k) Retirement Plan.

(5)	Amount represents an employer contribution under a defined contribution plan.

Benefits

     Incentive Compensation. Portec Rail Products provides its employees with incentive compensation based on a percentage of the operating profits of Portec Rail Products and its business units, although incentive compensation is not made pursuant to a formal written plan. The formula for determining the amount of bonus for each of our business units is determined annually by the compensation committee of Portec Rail Products. The incentive bonus payable to the employees of the Shipping Systems Division, Portec, Rail Products Ltd. and Portec Rail Products (UK) Ltd. has historically been based on a discretionary percentage of operating profits for each business unit, ranging from 8 to 15%, depending on the performance level of the business unit and as approved by the compensation committee. The specific amount of the bonus pool awarded to a division president is approved by the compensation committee and the remainder of the bonus pool is distributed to division employees at the discretion of the division president, after an informal review by the chief executive officer of Portec Rail Products.

     With respect to the Railway Maintenance Products Division, the bonus is determined as a percentage of the division’s operating profits in excess of certain performance criteria which may change from year to year. The aggregate bonus pool is then divided by the total payroll for this division and the resulting percentage is paid as a bonus to each employee.

     Defined Benefit Pension Plans. Portec Rail Products maintains the Portec Rail Products, Inc. Retirement Plan (the “Retirement Plan”), which is a qualified, tax-exempt defined benefit plan that covers substantially all United States employees. Salaried employees age 21 or older who have worked at Portec Rail Products for a period of one year in which they have 1,000 or more hours of service are eligible for participation in the Retirement Plan. Hourly employees become immediately eligible to participate in the Retirement Plan

     For salaried employees, the normal retirement benefit, payable at or after age 65, is a monthly payment equal to 1/12 of the sum of (1) and (2), where (1) is the participant’s accrued benefit under the predecessor plan, if any, and (2) is the product of (A) and (B), where (A) is 1.4% of “final average earnings” (average compensation based on the average of the five consecutive years providing the highest average in the ten-year period prior to retirement) plus 0.4% of final average earnings in excess of the participant’s “covered compensation” (average of the Social Security wage bases for the 35 years prior to normal retirement age), and (B) is the participant’s years of credited service.

     With respect to hourly employees who terminate service on or after January 1, 2001, the normal retirement benefit is a monthly payment equal to the participant’s credited service multiplied by $30.

     No new participants are permitted in the Railway Products Division-Memphis Hourly Participating Group, the Railway Products Division-Troy Hourly Participating Group, and the RMC Hourly Participating Group, effective as of December 10, 1997. In August 2003, the Retirement Plan was amended to freeze additional benefit accruals and credited service as of December 31, 2003. No employee will be eligible to become a new or rehired participant in the Retirement Plan after that date. The normal form of benefit from the Retirement Plan for a single participant is a life annuity, or for a married participant, a qualified joint and survivor annuity.

     The following table indicates the annual retirement benefit that would be payable under the Retirement Plan upon retirement at age 65 in calendar year 2003, expressed in the form of a single life annuity for the average salary and benefit classifications specified below.

	Year of Benefit Service
Salary Benefit:
Average Salary	5 Years	10 years	15 Years	20 years	25 years	30 Years

$20,000	$1,400	$2,800	$4,200	$5,600	$7,000	$8,400
$30,000	$2,100	$4,200	$6,300	$8,400	$10,500	$12,600
$40,000	$2,800	$5,600	$8,400	$11,200	$14,000	$16,800
$50,000	$3,621	$7,241	$10,862	$14,483	$18,103	$21,724
$60,000	$4,521	$9,041	$13,562	$18,083	$22,603	$27,124
$75,000	$5,871	$11,741	$17,612	$23,483	$29,353	$35,224
$100,000	$8,121	$16,241	$24,362	$32,483	$40,603	$48,724
$150,000	$12,621	$25,241	$37,862	$50,483	$63,103	$75,724

     For the plan year ending December 31, 2003, Portec Rail Products, Inc. is obligated to make a minimum contribution of $147,000 to the Retirement Plan on or before September 2004. As of September 30, 2003, Messrs. Cooper, Sieja, Jarosinski and Bornak had 24, 9, 28 and 6 years of service, respectively.

     Portec Rail Products (UK) Ltd. maintains the Portec Rail Products (UK) Limited Retirement Benefits Scheme in the United Kingdom (the “UK Retirement Plan”). The UK Retirement Plan is a contributory defined benefit pension plan covering approximately 21 active employees, as well as former employees and retirees. The UK Retirement Plan has generally been frozen to new entrants since April 1, 1997. Benefits under the UK Retirement Plan are based on a combination of eligible service and pensionable salary during defined periods of service. For these purposes, eligible service includes complete years and months of service up to a participant’s normal retirement date, subject to a maximum of 40 years for salaried employee members. Pensionable salary is the greater of basic annual salary and the total taxable earnings in the previous tax year, including bonuses. A participant’s final pensionable salary is determined to be the highest average of the highest 3 consecutive pensionable salaries in the 10 years ending on the normal retirement date or other termination date. Salaried employees receive as a retirement provision, 1/60th of their final pensionable salary for each complete year of pensionable service (and a proportionate amount of each additional month of pensionable service. Hourly employees receive, as a retirement pension 1/80th of their final pensionable salary for each complete year of pensionable service with a proportionate amount for each additional month of service.) The maximum annual pension is two-thirds of a participant’s final pensionable salary, as determined under the plan; however, pension benefits will increase annually by a cost-of-living factor. Portec Rail Products (UK) Ltd. annually contributes 10% of each active employee’s eligible compensation to the plan and each active employee is required to contribute 3% of eligible compensation. In September 2003, the UK Retirement Plan was amended to freeze all future benefit accruals for all participants, effective as of December 31, 2003. As a result of the amendment, no further employee contributions will be made to the plan and Portec Rail Products (UK) Ltd. will be solely responsible for meeting minimum funding requirements to maintain the plan. Future pension costs and plan funding will be solely dependent upon the performance of plan assets.

     The following table indicates the annual retirement benefit that would be payable under the UK Retirement Plan to a salaried employee upon retirement at age 65 in calendar year 2003, expressed in the form of a single life annuity for the average salary and benefit classifications specified below.

	Salaried Employees Year of Pensionable Service
Average
Pensionable Salary	5 Years	10 years	15 Years	20 years	25 years	30 Years

			(In Pounds)
£ 10,000	£833	£1,667	£2,500	£3,333	£4,167	£5,000
£ 20,000	£1,667	£3,333	£5,000	£6,667	£8,333	£10,000
£ 30,000	£2,500	£5,000	£7,500	£10,000	£12,50	£15,000
£ 40,000	£3,333	£6,667	£10,000	£13,333	£16,667	£20,000
£ 50,000	£4,167	£8,333	£12,500	£16,667	£20,833	£25,000
£ 60,000	£5,000	£10,000	£15,000	£20,000	£25,000	£30,000
£ 70,000	£5,833	£11,667	£17,500	£23,333	£29,167	£35,000
£ 80,000	£6,667	£13,333	£20,000	£26,667	£33,333	£40,000

     The following table indicates the annual retirement benefit that would be payable under the UK Retirement Plan to a hourly employee upon retirement at age 65 in calendar year 2003, expressed in the form of a single life annuity for the average salary and benefit classifications specified below.

	Hourly Employees Year of Pensionable Service
Average
Pensionable Salary	5 Years	10 years	15 Years	20 years	25 years	30 Years

			(In Pounds)
£ 10,000	£625	£1,250	£1,875	£2,500	£3,125	£3,750
£ 20,000	£1,250	£2,500	£3,750	£5,000	£6,250	£7,500
£ 30,000	£1,875	£3,750	£5,625	£7,500	£9,375	£11,250
£ 40,000	£2,500	£5,000	£7,500	£10,000	£12,500	£15,000
£ 50,000	£3,125	£6,250	£9,375	£12,500	£15,625	£18,750
£ 60,000	£3,750	£7,500	£11,250	£15,000	£18,750	£22,500
£ 70,000	£4,375	£8,750	£13,125	£17,500	£21,875	£26,250
£ 80,000	£5,000	£10,000	£15,000	£20,000	£25,000	£30,000

     As of September 30, 2003, Gary Bale, a director and managing director of Portec Rail Products (UK) Ltd. had 20 years of service credited under the UK Retirement Plan.

     Stock Option Plan. During the fiscal year ended December 31, 1998, Portec Rail Products adopted the Portec Rail Products, Inc. 1998 Stock Option Plan. No options were granted under the stock option plan during the fiscal year ended December 31, 2002.

     No options were outstanding at December 31, 2002. Set forth below is certain information concerning the options exercised by the named executive officers during 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

		Value
	Shares Acquired	Realized
Name	Upon Exercise	($) (1)

John S. Cooper	100,000	N/A
Lucian J. Sieja	40,000	N/A
Richard J. Jarosinski	8,000	N/A
Michael D. Bornak	4,000	N/A
Konstantinos Papazoglou	32,000	N/A

(1)	Prior to this offering, there has been no established trading market for our common stock and no readily ascertainable market value for our stock.

Certain Relationships and Related Transactions

     Except as noted below, since January 1, 2002, the beginning of our last fiscal year, we and our subsidiaries have not had any transaction or series of transactions, or business relationships, nor are any such transactions or relationships proposed, in which the amount involved exceeds $60,000 and in which our directors, executive officers or 5% or more shareholders have a direct or indirect material interest.

     Portec Rail Products is a lending customer of Boone County Bank, Inc., a wholly-owned subsidiary of Premier Financial Bancorp, Inc., located in Madison, West Virginia. Marshall T. Reynolds, our chairman of the board, is the chairman of the board and a principal stockholder of Premier Financial Bancorp, Inc. The largest amount of indebtedness to Boone County Bank, Inc. at any time since January 1, 2002 was $427,000, and the amount of such indebtedness at September 30, 2003 was $111,000. Interest on the loans accrues at the prime rate. The loans were obtained in the ordinary course of business and were on comparable terms to loans available from other lenders.

     Portec Rail Products is a customer of McGinnis Bros., Inc., d/b/a McCorkle Machine & Engineering. During the nine months ended September 30, 2003, Portec Rail Products paid $106,000 to McCorkle Machine & Engineering for machining services used at its Huntington, West Virginia operations. Marshall T. Reynolds owns 100% of the outstanding shares of The Harrah & Reynolds Corporation, which owns 100% of the outstanding shares of McGinnis Bros., Inc.

SECURITY OWNERSHIP OF MANAGEMENT

     The table below sets forth information regarding the beneficial ownership of Portec Rail Products common stock on December 31, 2003 by each director, by each executive officer named in the Summary Compensation Table above, by all of our directors and executive officers as a group and by each person known by us to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise indicated, each person listed in the table has informed Portec Rail Products that such person has sole voting and investment power with respect to such person’s shares of common stock. None of these persons intend to purchase any shares of common stock in the offering. The business address of each director and executive officer is 900 Old Freeport Road, Pittsburgh, Pennsylvania.

	Shares Beneficially		Percent of Shares
	Owned Prior to the		Beneficially Owned
	Offering (1)		After the Offering (1)

Name of Beneficial Owner	Number	Percent

Directors and Officers:
Marshall T. Reynolds(2)	1,166,318	17.9%	13.7%
John S. Cooper	194,100	3.0	2.3
Michael D. Bornak (3)	13,400	0.2	0.2
Gary Bale	—	—	—
Philip E. Cline	244,646	3.7	2.9
Daniel P. Harrington(4)	745,446	11.4	8.7
Charles R. Hooten, Jr.(5)	269,646	4.1	3.2
Richard J. Jarosinski	51,200	0.8	0.6
Konstantinos Papazoglou(6)	80,000	1.2	0.9
Douglas V. Reynolds(7)	529,646	8.1	6.2
Neal W. Scaggs	247,246	3.8	2.9
Robert L. Shell, Jr.(8)	349,000	5.4	4.1
Lucian J. Sieja	88,900	1.4	1.0
Kirby J. Taylor(9)	123,022	1.9	1.4

All directors and executive officers as a group (13 persons)	4,102,570	62.9%	48.1%
Beneficial owners of more than 5% of our outstanding common stock:
Wright Family Partnership P.O. Box 1029 Ashland, KY 41105-1029	682,200	10.5%	8.0%

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock if he has sole or shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

(2)	Mr. Reynolds has sole voting and investment power over all reported shares, except for 12,246 shares that are beneficially owned by Mr. Reynolds’ spouse.

(3)	Mr. Bornak has shared voting and investment power over all reported shares.

(4)	Mr. Harrington’s beneficial ownership includes 699,446 shares held by TVI Corp., of which Mr. Harrington is president. Mr. Harrington has shared voting and investment power over such shares, and sole voting and investment power over 46,000 shares.

(5)	Mr. Hooten has sole voting and investment power over all reported shares, except for 2,400 shares that are beneficially owned by Mr. Hooten’s spouse.

(footnotes continued on next page)

(6)	Mr. Papazoglou has sole voting and investment power over all reported shares, except for 32,000 shares beneficially owned by Mr. Papazoglou’s spouse.

(7)	Mr. Reynolds has sole voting and investment power over all reported shares, except for 24,000 shares held in an irrevocable trust, as to which Mr. Reynolds has shared voting and investment power.

(8)	Mr. Shell has sole voting and investment power over all reported shares, except 1,000 shares beneficially owned by his minor children and 30,000 shares beneficially owned by Mr. Shell’s spouse.

(9)	Mr. Taylor has sole voting and investment power over all reported shares, except for 16,158 shares beneficially owed by Mr. Taylor’s spouse.

DESCRIPTION OF CAPITAL STOCK

General

     The authorized stock of Portec Rail Products consists of 50,000,000 shares of common stock, par value $1.00 per share. As of December 31, 2003, 6,523,002 shares of common stock were outstanding. The rights of holders of Portec Rail Product’s common stock are defined by Portec Rail Products’ articles of incorporation, as amended, as well as by Portec Rail Products’ bylaws and the West Virginia Business Corporation Act, as amended from time to time. The following summary of certain provisions of the common stock of Portec Rail Products does not purport to be complete and is subject to, and qualified in its entirety by reference to the provisions of the articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by provisions of applicable law, including the West Virginia Business Corporation Act.

Common Stock

     Upon completion of the offering, 8,523,002 shares of common stock will be issued and outstanding.

     Holders of common stock have no preemptive or other rights to subscribe for additional shares of Portec Rail Product’s common stock. If Portec Rail Products should decide to issue any or all of its authorized but unissued shares of common stock, the effect would be to dilute the percentage of ownership of then current shareholders of Portec Rail Products who do not purchase a pro rata portion of shares issued. The common stock is not convertible into any other securities of Portec Rail Products.

     Under the West Virginia Business Corporation Act, in the election of directors, holders of common stock possess cumulative voting rights. They have as many votes as the number of shares owned, multiplied by the number of directors to be elected, and may either accumulate all votes for one candidate or distribute those votes among as many candidates as the shareholder may choose. For all other purposes, each share of common stock is entitled to one vote.

     Pursuant to recent amendments to the West Virginia Business Corporation Act, shares otherwise entitled to vote cumulatively may not be voted cumulatively at a particular meeting unless (1) the meeting notice or proxy statement accompanying the notice states conspicuously that cumulative voting is authorized; or (2) a shareholder who has the right to cumulate his or her votes gives notice to the corporation not less than forty-eight hours before the time set for the meeting of his or her intent to cumulate his or her votes during the meeting. If one shareholder gives this notice all other shareholders participating in the election are entitled to cumulate their votes without giving further notice. It is the current intention of the board of directors of Portec

Rail Products to authorize cumulative voting in the election of directors in its future proxy statements and notice of meetings, although there can be no assurance that this intention will not change in the future.

     Cumulative voting is a form of proportional representation which can provide a significant group of shareholders, though a minority, the ability to elect one or more directors. Under straight voting, a majority shareholder owning more than 50% of the outstanding shares can elect all directors. Because cumulative voting applies to the election of Portec Rail Products directors, depending upon the total number of shares represented at a shareholders meeting and the number of directors to be elected, despite the beneficial ownership, after giving effect to the offering, of almost 50% of the outstanding common stock of Portec Rail Products, Mr. Reynolds and his family, or the Board of Directors cannot be assured of electing all directors (currently 13) of Portec Rail Products.

     Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. See “Our Policy Regarding Dividends.” Upon liquidation, dissolution or winding up of Portec Rail Products, the holders of common stock are entitled to receive pro rata the net assets of Portec Rail Products remaining after the payment of all creditors.

Transfer Agent

     National City Bank, Cleveland, Ohio will act as the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering we will have 8,523,002 shares (8,823,002 shares if the underwriters exercise their over-allotment option in full) of common stock outstanding. Persons who are deemed to be “affiliates” of Portec Rail Products pursuant to Rule 144 promulgated under the Securities Act of 1933 own 4,102,570 shares of common stock. The remaining 2,420,432 shares of common stock owned by the existing shareholders of Portec Rail Products are “restricted securities” within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act of 1933 or pursuant to an exemption from registration, including that provided by Rule 144. Virtually all the existing shareholders who are not affiliates have held their shares for more than one year and such shares are eligible to be resold pursuant to an exemption from registration, including that provided by Rule 144. In addition, sales of shares held by affiliates may be made within the limitations prescribed by Rule 144. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted shares of common stock from Portec Rail Products or an affiliate of Portec Rail Products, a person, or persons whose shares are aggregated, may sell, within any three-month period commencing 90 days after the effective date of the registration statement of which this prospectus forms a part, a number of shares that does not exceed the greater of (i) 1% of the outstanding shares of common stock of Portec Rail Products (8,523,002 shares immediately after this offering) or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain other restrictions relating to the manner of sale, notice and the availability of current public information about Portec Rail Products. If a period of one year has elapsed since the later of the date of the acquisition of restricted shares of common stock from Portec Rail Products or from any affiliate of Portec Rail Products, a person, or persons whose shares are aggregated, who is not at any time during the 90 days preceding a sale an “affiliate” is entitled to sell such shares under Rule 144 without regard to the volume and other limitations of Rule 144 described above.

     Portec Rail Products, its directors and executive officers and certain other shareholders prior to this offering have agreed that, for a period of 180 days after the date of this prospectus, they will not, without prior written consent of Ferris, Baker Watts, Incorporated, offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible, exercisable or exchangeable for any common stock or grant any options or warrants to purchase any common stock, subject to certain limited exceptions. These agreements affect approximately 5,120,170 shares of common stock.

     Prior to this offering, there has been no public market for the common stock of Portec Rail Products and no prediction can be made as to the effect, if any, that the sale of available for sale of shares of common stock will have on the market price of the common stock. Nevertheless, sales of significant amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of common stock and could impair Portec Rail Products future ability to raise capital through an offering of its equity securities.

UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated      , 2004, the underwriters named below have severally agreed to purchase from us the number of shares of common stock indicated in the following table. Ferris, Baker Watts, Incorporated is acting as the managing underwriter of this offering and as the representative of the underwriters.

Underwriters	Number of Shares

Ferris, Baker Watts, Incorporated

     This offering will be underwritten on a firm commitment basis. The underwriters propose to offer shares of our common stock, directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $          per share to other brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

     The underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the shares of common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation and modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares of common stock.

     Ferris, Baker Watts, Incorporated has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

Underwriting Discount and Expenses; Financial Advisory Fee

     The following table summarizes the underwriting discount to be paid to the underwriters by us, and a financial advisory fee to be paid to Ferris, Baker Watts, Incorporated by us.

		Total, With No	Total, With Full
		Exercise of Over-	Exercise of Over-
	Per Share	allotment Option	allotment Option

Underwriting discount	$	$	$
Financial advisory fee	$	$	$

     We have agreed to pay the expenses incurred by Ferris, Baker Watts, Incorporated in connection with its services as managing underwriter, whether or not the public offering is consummated. We have agreed to pay the financial advisory fee to Ferris, Baker Watts, Incorporated for services provided to us since August 2003 in connection with evaluating financing alternatives, reviewing and consulting regarding our business strategy, and advising on positioning our company for entering the capital markets.

Over-allotment Option

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 300,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Lockup Agreements

     We and each of our officers, directors and other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated. This consent may be given at any time without public notice. There are no present agreements between Ferris, Baker Watts, Incorporated and us or any of our executive officers, directors or stockholders releasing us or them from these lock-up agreements prior to the expiration of the 180-day period other than with respect to our issuance of shares of common stock upon exercise by the underwriters of their over-allotment option.

Stabilization, Short Positions and Penalty Bids

     In connection with the offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of stabilizing, maintaining or otherwise affecting the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, resulting in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions consist of various bids for or purchases of common stock in the open market prior to completion of the offering.

•	Penalty bids permit Ferris, Baker Watts, Incorporated to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock above that which might otherwise prevail in the open market or preventing or retarding a decline in the market price of our common stock. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor the underwriters make any representation or prediction as to the magnitude or effect of any such transaction. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations between us and Ferris, Baker Watts, Incorporated. Among the primary factors considered in determining the initial public offering price were:

•	prevailing market and economic conditions;

•	our capital structure;

•	the present stage of our development;

•	the present state of the railroad industry;

•	the valuation multiples of publicly traded companies that Ferris, Baker Watts, Incorporated believes to be comparable to us; and

•	estimates of our business potential and earning prospects.

     Our common stock is not publicly traded. Accordingly, there is no current active trading market for our common stock. Consequently, we cannot assure or guarantee that an active trading market for our common stock will develop or that, if developed, will continue. An active and orderly trading market will depend on the existence, and individual decisions, of willing buyers and sellers at any given time. We will not have any control over these factors. If an active trading market does not develop or is sporadic, this may hurt the market value of our common stock and make it difficult to buy or sell shares on short notice. We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price.

Listing of Shares

     We have applied to list our common stock on the Nasdaq National Market under the symbol “PRPX.”

LEGAL MATTERS

     Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., will issue its opinion to us regarding the legality of the issuance of the common stock. Certain legal matters will be passed upon for Ferris, Baker Watts, Incorporated by Venable, LLP, Baltimore, Maryland.

CHANGE IN ACCOUNTANTS

     On August 26, 2003, we appointed BKD, LLP as our independent auditors and dismissed Deloitte & Touche LLP. The board of directors participated in and approved the decision to change independent accountants. The decision to change auditing firms was made in connection with our decision to conduct this offering. Deloitte & Touche LLP had previously been engaged to audit the financial statements for the year ended December 31, 2002 (however, they have not reported on the financial statements included herein for the year ended December 31, 2002 as such financial statements were subsequently re-audited by BKD, LLP).

     Our financial statements for the years ended December 31, 2001 and 2000 were audited by Ernst & Young LLP (however, they have not reported on the financial statements included herein for the years ended December 31, 2001 and 2000 as such financial statements were subsequently re-audited by BKD, LLP. Each of the reports of Deloitte & Touche LLP for the year ended December 31, 2002 and of Ernst & Young LLP for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal year ended December 31, 2002 and through August 26, 2003, there were no disagreements with Deloitte & Touche LLP and for the years ended December 31, 2001 and 2000, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche LLP or Ernst & Young LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

     Portec Rail Products has requested that each of Deloitte & Touche LLP and Ernst & Young LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letters, dated November 6, 2003, with respect to Deloitte & Touche, LLP and November 3, 2003, with respect to Ernst & Young, LLP are filed as exhibits to the registration statement.

     During the two years ended December 31, 2002, and from December 31, 2002 through the engagement of BKD, LLP as our independent accountant, neither we nor anyone on its behalf had consulted BKD, LLP with respect to any accounting, auditing or financial reporting issues involving us. In particular, there was no discussion with us regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the financial statement, or any related item.

EXPERTS

     The consolidated financial statements of Portec Rail Products, Inc. as of September 30, 2003 and December 31, 2002, 2001 and 2000 and for the nine-month period ended September 30, 2003 and for each of the three years in the period ended December 31, 2002, have been audited by BKD, LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report.

WHERE YOU CAN OBTAIN INFORMATION

     We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the common stock offered through this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information set forth in the registration statement. You may examine this information without charge at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain copies of the material from the Securities and Exchange Commission at the prescribed rates. The registration statement is also available through the Securities and Exchange Commission’s world wide web site on the internet at http://www.sec.gov.

     Our common stock will be registered under Section 12(g) of the Securities Exchange Act of 1934. We will be subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Portec Rail Products, Inc.
Consolidated Financial Statements
Nine-Month Periods Ended September 30, 2003 and 2002
Years Ended December 31, 2002, 2001 and 2000

Independent Accountants’ Report

Board of Directors
Portec Rail Products, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Portec Rail Products, Inc. (Company) as of September 30, 2003, and December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for the nine-month period ended September 30, 2003, and for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the financial position of the Company at September 30, 2003, and December 31, 2002 and 2001, and the results of its operations and its cash flows for the nine-month period ended September 30, 2003, and for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

We have reviewed the accompanying consolidated statements of income, shareholders’ equity and cash flows of Portec Rail Products, Inc. for the nine-month period ended September 30, 2002. All information included in these financial statements is the representation of the management of the Company.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying September 30, 2002, financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

October 30, 2003

Portec Rail Products, Inc.
Consolidated Balance Sheets

	September 30	December 31

	2003	2002	2001

		(In Thousands)
Assets
Current assets
Cash and cash equivalents	$1,171	$1,431	$239
Accounts receivable, net	7,542	6,922	5,303
Inventories, net	11,777	9,418	11,534
Prepaid expenses and other current assets	515	348	555
Deferred income taxes	376	322	322

Total current assets	21,381	18,441	17,953
Property, plant and equipment, net	11,534	11,162	11,361
Other assets	184	293	1,154
Goodwill	5,002	4,958	4,829

Total assets	$38,101	$34,854	$35,297

Liabilities and Shareholders’ Equity
Current liabilities
Current maturities of long-term debt	$2,034	$2,193	$2,239
Accounts payable	4,364	4,025	3,839
Accrued income taxes	1,134	833	270
Customer deposits	199	376	452
Accrued compensation	910	862	616
Other accrued liabilities	1,150	1,215	887

Total current liabilities	9,791	9,504	8,303
Long-term debt, less current maturities	6,790	7,338	10,998
Accrued pension costs	2,056	1,304	70
Deferred income taxes	821	539	1,213
Other long-term liabilities	234	226	180

Total liabilities	19,692	18,911	20,764

Commitments and Contingencies	—	—	—

Shareholders’ equity:
Common stock, $1 par value, 10,000,000 shares authorized, 6,523,002, 6,527,002, and 6,298,698 shares issued and outstanding at September 30, 2003, and December 31, 2002 and 2001, respectively	6,523	6,527	6,299
Additional paid-in capital	2,756	2,766	2,808
Retained earnings	11,009	8,638	6,452
Accumulated other comprehensive loss	(1,879)	(1,988)	(1,026)

Total shareholders’ equity	18,409	15,943	14,533

See Notes Consolidated Financial Statements

Portec Rail Products, Inc.
Consolidated Balance Sheets
June 30, 2003 and 2002
(In Thousands)

Total liabilities and shareholders’ equity	$38,101	$34,854	$35,297

Portec Rail Products, Inc.
Consolidated Statements of Income

	Nine Months Ended		Years Ended
	September 30		December 31

	2003	2002	2002	2001	2000

		(unaudited)
	( Dollars In Thousands, Except Earnings Per Share Data)

Net sales	$44,737	$39,787	$50,081	$43,839	$47,150
Cost of sales	31,753	29,113	36,357	31,798	34,603

Gross profit	12,984	10,674	13,724	12,041	12,547
Selling, general and administrative	8,065	6,946	9,345	9,008	9,204
Amortization expense	58	118	229	340	342

Operating income	4,861	3,610	4,150	2,693	3,001
Interest expense	278	422	530	1,007	1,465
Other expense (income), net	48	130	122	51	(120)

Income before income taxes	4,535	3,058	3,498	1,635	1,656
Provision for income taxes	1,675	1,192	1,312	782	993

Net income	$2,860	$1,866	$2,186	$853	$663

Earnings per share
Basic	$.44	$.30	$.35	$.14	$.10
Diluted	$.44	$.29	$.34	$.13	$.10

See Notes to Consolidated Financial Statements

Portec Rail Products, Inc.
Consolidated Statements of Shareholders’ Equity

(Dollars in Thousands)

					Accumulated
	Common Stock				Other
					Comprehensive
	Shares	Amounts	Paid-in Capital	Retained Earnings	Income (Loss)	Total

Balance at January 1, 2000	6,420,000	$6,420	$3,105	$4,936	$(119)	$14,342
Purchase of common stock	(120,000)	(120)	(294)	—	—	(414)
Issuance of common stock	8,000	8	20	—	—	28
Comprehensive income:
Net income	—	—	—	663	—	663
Foreign currency translation adjustment, net of tax benefit of $230	—	—	—	—	(378)	(378)

Total comprehensive income						285

Balance at December 31, 2000	6,308,000	6,308	2,831	5,599	(497)	14,241
Purchase of common stock	(56,400)	(56)	(138)	—	—	(194)
Issuance of common stock	47,098	47	115	—	—	162
Comprehensive income:
Net income	—	—	—	853	—	853
Minimum pension liability adjustment, net of tax benefit of $111	—	—	—	—	(260)	(260)
Foreign currency translation adjustment, net of tax benefit of $165	—	—	—	—	(269)	(269)

Total comprehensive income						324

Balance at December 31, 2001	6,298,698	6,299	2,808	6,452	(1,026)	14,533
Purchase of common stock	(52,216)	(52)	(128)	—	—	(180)
Issuance of common stock	7,400	7	18	—	—	25
Options exercised	273,120	273	68	—	—	341
Comprehensive income:
Net income	—	—	—	2,186	—	2,186
Minimum pension liability adjustment, net of tax benefit of $801	—	—	—	—	(1,356)	(1,356)
Foreign currency translation adjustment, net of tax of $224	—	—	—	—	394	394

Total comprehensive income						1,224

Balance at December 31, 2002	6,527,002	6,527	2,766	8,638	(1,988)	15,943
Purchase of common stock	(4,000)	(4)	(10)	—	—	(14)
Cash dividends on common stock paid to shareholders	—	—	—	(489)	—	(489)
Comprehensive income:
Net income	—	—	—	2,860	—	2,860
Minimum pension liability adjustment, net of tax benefit of $263	—	—	—	—	(596)	(596)
Foreign currency translation adjustment, net of tax of $447	—	—	—	—	705	705

Total comprehensive income						2,969

Balance at September 30, 2003	6,523,002	$6,523	$2,756	$11,009	$(1,879)	$18,09

See Notes to Consolidated Financial Statements

Portec Rail Products, Inc.
Consolidated Statements of Cash Flows

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

		(unaudited)
		(In Thousands)
Operating Activities
Net income	$2,860	$1,866	$2,186	$853	$663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,036	1,127	1,567	1,716	1,648
Provision for doubtful accounts	100	57	18	115	7
Deferred income taxes	15	(52)	(101)	(3)	154
Loss (Gain) on sale of fixed assets	4	(2)	—	10	8
Changes in operating assets and liabilities:
Accounts receivable	(552)	(3,205)	(1,338)	2,651	(2,429)
Inventories	(2,083)	2,617	2,307	(572)	29
Prepaid expenses and other assets	(231)	(29)	(20)	(275)	(116)
Accounts payable	199	(613)	30	(49)	838
Income tax payable	234	579	537	45	(90)
Accrued expenses	(242)	883	429	(642)	385

Net cash provided by operating activities	1,340	3,228	5,615	3,849	1,097

Investing Activities
Purchases of property, plant and equipment	(495)	(380)	(762)	(332)	(2,293)
Proceeds from sale of assets	9	5	46	24	—

Net cash used in investing activities	(486)	(375)	(716)	(308)	(2,293)

Financing Activities
Borrowings under revolving credit agreement	18,635	20,998	21,515	32,095	28,824
Payments under revolving credit agreement	(17,443)	(22,967)	(24,360)	(32,856)	(26,816)
Proceeds from bank term loans	—	1,250	1,721	—	1,475
Principal payments on bank term loans	(1,869)	(1,521)	(2,479)	(2,780)	(1,979)
Borrowings from Boone County Bank, Inc. (related party)	100	—	—	—	100
Principal payments to Boone County Bank, Inc. (related party)	(193)	(166)	(222)	(200)	(164)
Principal payments on capital leases	(21)	(35)	(45)	(47)	(25)
Cash dividends paid to shareholders	(489)	—	—	—	—
Exercise of stock options	—	—	341	—	—
Purchase of common stock	(14)	(180)	(180)	(194)	(414)
Issuance of common stock	—	25	25	162	28

Net cash (used in) provided by financing activities	(1,294)	(2,596)	(3,684)	(3,820)	1,029

Effect of exchange rate changes on cash and cash equivalents	180	—	(23)	(24)	(55)

(Decrease) increase in cash and cash equivalents	(260)	257	1,192	(303)	(222)
Cash and cash equivalents at beginning of period	1,431	239	239	542	764

Cash and cash equivalents at end of period	$1,171	$496	$1,431	$239	$542

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$275	$426	$532	$1,064	$1,461

See Notes to Consolidated Financial Statements

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

		(unaudited)
		(In Thousands)
Income taxes	$1,460	$835	$938	$368	$969

Capital lease obligation incurred for equipment	$7	$0	$0	$87	$0

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

Portec Rail Products, Inc. (the Company) is a manufacturer of insulated rail joints, rail lubrication equipment, rail anchors, rail spikes, freight car and locomotive jacking systems, load securement equipment and material handling equipment, serving both domestic and international markets. The Company has four manufacturing facilities located in Huntington, West Virginia; St. Jean, Quebec Canada; Wrexham, Wales United Kingdom; and Leicester, England United Kingdom. The Company also has offices near Chicago, Illinois; Montreal, Quebec Canada and the corporate office is near Pittsburgh, Pennsylvania.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Portec Rail Products, Inc., its wholly-owned Canadian subsidiary, Portec, Rail Products Ltd. (Canada) and its wholly-owned United Kingdom subsidiary, Portec Rail Products (UK) Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Interim Unaudited Financial Information

The interim financial information as of September 30, 2002 has been prepared from the books and records of the Company and is not audited. In the opinion of management, all adjustments (which were routine and normal, recurring) considered necessary for a fair presentation have been reflected in the interim unaudited financial information. The significant accounting policies followed by the Company and its wholly-owned subsidiaries for interim financial reporting are consistent with the accounting policies followed for annual financial reporting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Accounts past due more than 90 days are considered delinquent. Delinquent receivables are written-off based on individual credit evaluation and specific circumstances of the customer.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for all inventories. Inventory costs include material, labor and manufacturing overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded by the straight-line method based on estimated useful lives, as follows:

Buildings and improvements	10-25 years
Machinery and equipment	4-10 years
Office furniture and equipment	3-5 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease. Expenses for repairs, maintenance and renewals are charged to operations as incurred. Expenditures that improve an asset or extend its useful life are capitalized.

Goodwill

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 ceases the amortization of goodwill and other intangible assets with indefinite useful lives. SFAS No. 142 also requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and will be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

The Company adopted SFAS No. 142 effective January 1, 2002. The Company is required to test its goodwill for impairment using a two-step process described in SFAS No. 142 on an annual basis or whenever events or circumstances indicate that the fair value of the Company’s reporting units may have been affected. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company completed the transitional goodwill impairment test effective January 1, 2002 and determined no transition adjustment was required. The Company has established October 1st as the annual measurement date for impairment of goodwill. During the fourth quarter of 2003, the Company completed the annual impairment test and determined no adjustment was required.

Prior to the adoption of SFAS No. 142 on January 1, 2002, goodwill arising from acquisitions completed before July 1, 2001 was amortized on a straight-line basis over a period of 40 years. In accordance with SFAS No. 142, the Company did not amortize goodwill arising from acquisitions initiated after June 30, 2001 and ceased amortization of all goodwill upon adoption of the standard.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Foreign Currency Translation

The assets and liabilities of the Company’s foreign subsidiaries are measured using the local currency as the functional currency and are translated into U.S. dollars at exchange rates as of the balance sheet date. Income statement amounts are translated at the weighted-average rates of exchange during the year. The translation adjustment is accumulated as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in determining net income. Such amounts have not been material.

Revenue Recognition

Revenue from product sales is recognized at the time products are delivered and title has passed or when service is performed. Delivery is determined by the Company’s shipping terms, which are primarily FOB shipping point. Revenue is recognized net of returns, discounts and other allowances.

Revenue from installation of material handling equipment is generally recognized by applying percentages of completion for each contract to the total estimated profits for the respective contracts. The length of each contract varies, but is typically about two to four months. The percentages of completion are determined by relating the actual costs of work performed to date to the current estimated total costs of the respective contracts. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, repairs and depreciation costs.

When the estimate on a contract indicates a loss, the Company’s policy is to record the entire loss immediately in the accounting period that the loss is determined. The cumulative effect of revisions in estimates of total costs or revenue during the course of the work is reflected in the accounting period in which the facts that caused the revision first become known.

Related Party Transactions

Related party transactions are conducted with companies under common control of the Company’s shareholders or directors. Transactions with related parties are conducted at arms length and are not material.

Warranty Obligations

The Company records a liability for product warranty obligations based upon historical warranty claims experience. Product warranty accruals as of September 30, 2003, and December 31, 2002 and 2001 were not significant.

Income Taxes

Deferred income taxes are provided for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

Research and experimentation tax credits are accounted for under the flow-through method as a reduction of income tax expense in the year the credits are earned.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on net earnings.

Shipping and Handling

Shipping and handling costs incurred by the Company are included in the cost of sales.

Financial Instruments

The carrying value of all of the Company’s financial instruments approximate their fair values.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this standard did not have a material effect on the Company.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability-weighted and “primary-asset” approach to estimate cash flows in testing for impairment of a long-lived asset. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material effect on the Company.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this standard did not have a material effect on the Company.

In November 2002, the FASB issued Interpretation No. 45, (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for periods ending after December 15, 2002. Adoption of the requirements of FIN 45 did not have a material effect on the Company.

In December 2002, the FASB issued SFAS No. 148, Accounting for Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, the Company will continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock-Based Compensation, for all employee stock option grants and provide all disclosures required. In addition, the Company is awaiting further guidance and clarity that may result from current FASB stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. The objective of this Statement is to require issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a nonpublic company. For these instruments, this Statement is effective for existing or new contracts for fiscal periods beginning after December 15, 2003. Adoption of this Standard is not expected to have a material effect on the Company.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Stock Options

During 2002, the Company had a stock-based employee compensation plan, which is described more fully in Note 10. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the grant date.

All options vested in 1998. All unexercised options expired on December 10, 2002. Due to these facts there is no pro forma impact on net income per share had the Company applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

Earnings Per Share

Basic earnings per share (EPS) are computed as net income available to common shareholders divided by the weighted average common shares outstanding. Diluted earnings per share considers the potential dilutive effects of the exercise of the outstanding stock options under the Company’s stock option plan. All stock options were exercised prior to December 31, 2002.

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

		(unaudited)
	(Dollars In Thousands, Except Earnings Per Share Data)
Net income available to common shareholders	$2,860	$1,866	$2,186	$853	$663
Basic common shares:
Weighted average shares outstanding	6,524,335	6,288,226	6,309,160	6,293,924	6,410,667
Diluted potential common shares:
Stock option equivalents	—	196,576	175,600	208,479	215,281
Diluted average shares outstanding	6,524,335	6,484,802	6,484,760	6,502,403	6,625,948
Basic earnings per share	$.44	$.30	$.35	$.14	$.10
Diluted earnings per share	$.44	$.29	$.34	$.13	$.10

Note 2: Acquisition of Quodeck Limited Product Line

On December 9, 2002, the Company’s wholly-owned subsidiary, Portec Rail Products (UK) Ltd., acquired certain assets and assumed certain liabilities of Quodeck Ltd. (Quodeck) for approximately $344,000 (£219,000). The Company made the acquisition to add a broader depth of new product lines targeted primarily at the garment industry for its material handling business in the United Kingdom. The acquisition was 100% financed with a bank term loan of approximately $471,000 (£300,000) which also provided working capital. Accordingly, the results of operations of Quodeck are included in the Company’s results since the acquisition date. The purchase price was allocated to assets acquired and liabilities assumed based on relative fair market values and no goodwill was recorded.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 3: Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company generally does not require collateral for its trade accounts receivable. Management continually evaluates its accounts receivable and adjusts its allowance for doubtful accounts for changes in potential credit risk.

Accounts receivable consists of the following at September 30, 2003, and December 31, 2002 and December 31, 2001:

	September 30	December 31

	2003	2002	2001

		(In Thousands)
Accounts receivable	$7,649	$6,965	$5,344
Less allowance for doubtful accounts	107	43	41

Net accounts receivable	$7,542	$6,922	$5,303

Note 4: Inventories

The major components of inventories are as follows:

	September 30	December 31

	2003	2002	2001

		(In Thousands)
Raw materials	$4,781	$4,171	$4,961
Work in process	387	283	371
Finished goods	6,834	5,200	6,420

	12,002	9,654	11,752
Less reserve for slow-moving and obsolete inventory	225	236	218

Net inventory	$11,777	$9,418	$11,534

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 5: Property, Plant and Equipment

Property, plant and equipment consists of the following:

	September 30	December 31

	2003	2002	2001

	(In Thousands)
Land	$1,022	$1,003	$991
Buildings and improvements	7,343	6,591	6,231
Machinery and equipment	8,123	7,755	7,198
Office furniture and equipment	2,459	2,127	1,908

	18,947	17,476	16,328
Less accumulated depreciation	7,413	6,314	4,967

Net property and equipment	$11,534	$11,162	$11,361

Total depreciation expense was approximately $978,000 and $1,009,000 for the nine months ended September 30, 2003 and 2002, respectively, and $1,338,000, $1,376,000 and $1,306,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6: Goodwill

The changes in the carrying amounts of goodwill attributable to each segment at December 31, 2001, 2002 and September 30, 2003 are as follows:

	December 31	Amortization	Foreign		December 31
	2000	Expense	Exchange	Other	2001

	(In Thousands)
Railway Maintenance Products Division	$3,118	$(85)	$—	$(69)	$2,964
Shipping Systems Division	278	(7)	—	(6)	265
Portec, Rail Products Ltd.	463	(13)	—	(10)	440
Portec Rail Products (UK) Ltd.	1,277	(79)	(33)	(5)	1,160

Total	$5,136	$(184)	$(33)	$(90)	$4,829

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

	December 31	Amortization	Foreign		December 31
	2001	Expense	Exchange	Other	2002

	(In Thousands)
Railway Maintenance Products Division	$2,964	$—	$—	$—	$2,964
Shipping Systems Division	265	—	—	—	265
Portec, Rail Products Ltd.	440	—	—	—	440
Portec Rail Products (UK) Ltd.	1,160	—	129	—	1,289

Total	$4,829	$0	$129	$0	$4,958

	December 31	Amortization	Foreign		September 30
	2002	Expense	Exchange	Other	2003

	(In Thousands)
Railway Maintenance Products Division	$2,964	$—	$—	$—	$2,964
Shipping Systems Division	265	—	—	—	265
Portec, Rail Products Ltd.	440	—	—	—	440
Portec Rail Products (UK) Ltd.	1,289	—	44	—	1,333

Total	$4,958	$0	$44	$0	$5,002

The following is the Company’s net income adjusted to exclude goodwill amortization expense (net of tax) for the nine months ended September 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000.

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

		(unaudited)
		(In Thousands)
Net income	$2,804	$1,866	$2,186	$853	$663
Add back goodwill amortization, net of tax	—	—	—	114	117

Adjusted net income	$2,804	$1,866	$2,186	$967	$780

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 7: Long-Term Debt

Long-term debt consists of the following:

	September 30	December 31

	2003	2002	2001

	(In Thousands)
Senior Credit Facility (a):
Revolving credit facility	$5,200	$4,150	$5,512
Term loan	1,525	2,425	3,675
2002 Term loan	700	900	—
Mortgage loan (Canada) (b)	—	318	668
Revolving credit facility (Canada) (b)	—	—	1,339
Term loan (UK) (c)	329	354	364
Property loan (UK) (c)	275	402	422
Conveyors acquisition loan (UK) (c)	—	229	606
Quodeck acquisition loan (UK) (c)	485	483	—
Overdraft credit facility (UK) (c)	181	34	150
Boone County Bank, Inc. (related party) (d)	111	205	427
Capitalized lease obligations	18	31	74

	8,824	9,531	13,237
Less current maturities	2,034	2,193	2,239

	$6,790	$7,338	$10,998

(a) Senior Credit Facility

On December 31, 1997, the Company entered into a $20,500,000 loan and security agreement (Agreement) with a financial institution that was comprised of a $9,500,000 revolving credit facility (later amended to $7,500,000 and then amended to $6,250,000), a $9,000,000 term loan and a $2,000,000 mortgage loan. The Agreement also provides for standby and commercial letters of credit not to exceed $1,000,000. As of September 30, 2003, no standby or commercial letters of credit have been issued.

Borrowings under the revolving credit facility can be in an amount up to 80% of the outstanding eligible accounts receivable plus 50% of the aggregate value of eligible inventory. Advances against eligible inventory are limited to $3,750,000. The Company is required to pay a 0.25% fee on the average daily unused portion of the revolving credit facility. At September 30, 2003, $835,000 of additional borrowings were available under the revolving credit facility.

Advances under the revolving credit facility accrue interest, at the option of the Company, at the Eurodollar rate plus 1.75% to 2.50% or the financial institution’s prime rate plus 0.00% to 0.50%. Borrowings on the revolving credit facility accrued interest at 2.87%, 3.17%, and 3.93% at September 30, 2003, and December 31, 2002 and 2001, respectively. The revolving credit facility expires on December 31, 2006.

The Company has classified its borrowings under the revolving credit facility as long-term as of September 30, 2003 due to its ability and intent to maintain such borrowings on a long-term basis.

The term loan is payable in monthly installments of $100,000 through November 30, 2004 with a final payment of the remaining outstanding principal due on December 1, 2004. Monthly interest payments are

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

computed at the London InterBank Offer Rate rate plus 1.75% to 2.50%. Borrowings on the term loan accrued interest at 2.87%, 3.17% and 3.93% at September 30, 2003, and December 31, 2002 and 2001, respectively.

The Senior Credit Facility is collateralized by substantially all of the Company’s assets in the United States. The Senior Credit Facility contains certain covenants which require the Company to maintain leverage ratios, current ratios, fixed charge coverage ratios and minimum amounts of tangible net worth. The Senior Credit Facility further limits capital expenditures, sales of assets, management bonuses, management fees and additional indebtedness. The Senior Credit Facility also restricts the sale of the capital stock of the Company’s wholly-owned subsidiaries.

Effective March 1, 2002, the Senior Credit Facility debt agreement was amended whereby Portec Rail Products, Inc. executed a $1,250,000 term loan (2002 Term Loan). This new 2002 Term Loan effectively reduced the Company’s existing revolving credit facility from $7,500,000 to $6,250,000.

The 2002 Term Loan is repayable in 35 equal monthly principal installments of $25,000 beginning March 31, 2003 and matures on February 28, 2006 with final payment due at that time. Monthly interest payments are computed at the U.S. prime rate plus .50% through March 31, 2003 and the Eurodollar rate plus 1.75% to 2.50% after March 31, 2003. Borrowings on the 2002 Term Loan accrued interest at 2.87% and 4.75% at September 30, 2003 and December 31, 2002, respectively.

(b) Canada Loans

On March 10, 2000, Portec, Rail Products Ltd. entered into a 2,000,000 Canadian dollar nonrevolving construction loan with a Canadian financial institution to finance a plant expansion for a new spike product line.

On July 31, 2000, the construction loan was converted to a 1,425,000 Canadian dollar ($958,200) mortgage loan. The original amortization called for 59 equal monthly installments of principal plus interest based on a 15-year amortization schedule with a final principal and interest payment due on July 31, 2005. The interest rate is the Canadian prime rate plus 1.00%. Borrowings on the mortgage loan accrued interest at 5.50% and 5.00% at December 31, 2002 and 2001, respectively. The mortgage loan is secured by a first mortgage on the land and building located in St. Jean, Quebec. This loan was paid in full during July 2003.

On March 30, 2001, Portec, Rail Products Ltd. entered into a 3,750,000 Canadian dollar revolving credit facility. Borrowings under the revolving credit facility can be in an amount up to 80% of the outstanding eligible accounts receivable plus 50% of the aggregate value of eligible inventory. Advances against eligible inventory are limited to 1,875,000 Canadian dollars. The interest rate is the Canadian prime rate plus 1.00%. Borrowings on the revolving line of credit accrued interest at 5.50%, 5.50% and 5.00% at September 30, 2003, and December 31, 2002 and 2001, respectively. The credit facility is secured by specific pledges of land, building, equipment, accounts receivable and inventory. At September 30, 2003, additional borrowings of 3,173,000 Canadian dollars ($2,352,000) were available under the revolving credit facility. No borrowings were outstanding under this facility at September 30, 2003.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

(c) United Kingdom Loans

In connection with a plant expansion, Portec Rail Products (UK) Ltd. entered into a £300,000 ($466,000) term loan with a financial institution in the United Kingdom. The term loan is repayable in equal monthly installments and has a maturity date of July 31, 2010. The interest rate is the financial institution’s base rate plus 2.25%. Borrowings on the term loan accrued interest at 5.75%, 6.25% and 6.25% at September 30, 2003, and December 2002 and 2001, respectively.

In connection with the acquisition of Conveyors International Ltd., Torvale Fisher Limited, a wholly-owned subsidiary of Portec Rail Products (UK) Ltd., entered into a property loan and an acquisition loan with a financial institution in the United Kingdom.

The £400,000 ($663,800) property loan is repayable in equal monthly installments and has a maturity date of March 31, 2009. The interest rate is the financial institution’s base rate plus 2.25%. Borrowings on the property loan accrued interest at 5.75%, 6.25% and 6.25% at September 30, 2003, and December 31, 2002 and 2001, respectively.

The £1,300,000 ($2,157,350) Conveyors acquisition loan is repayable in equal monthly installments and has a maturity date of March 31 2004. The interest rate is the financial institution’s base rate plus 2.25%. Borrowings on the Conveyors acquisition loan accrued interest at 6.25% at December 31, 2002 and 2001. This loan was paid in full during July 2003.

In connection with the acquisition of the assets of Quodeck Ltd., Portec Rail Products (UK) Ltd., entered into a £300,000 ($471,000) Quodeck acquisition loan with a financial institution in the United Kingdom. The Quodeck acquisition loan is repayable in equal monthly installments beginning September 2003 and has a maturity date of September 10, 2006. The interest rate is the financial institution’s base rate plus 1.75%. Borrowings on the Quodeck acquisition loan accrued interest at 5.25% and 5.75% at September 30, 2003 and December 31, 2002, respectively.

Portec Rail Products (UK) Ltd. has a £400,000 ($666,000) overdraft facility on its primary bank account with a financial institution in the United Kingdom. The purpose of the overdraft facility is to provide for working capital requirements. The interest rate on the overdraft facility is the financial institution’s base rate plus 1.625%. For any borrowings in excess of £400,000 ($666,000) that the financial institution approves, the interest rate is the financial institution’s base rate plus 6.75%. Borrowings under the overdraft credit facility accrued interest at 5.125%, 5.625%, and 5.625%, at September 30, 2003, and December 31, 2002, and 2001, respectively. The overdraft credit facility expires on March 27, 2004. At September 30, 2003, $485,000 of additional borrowings were available under the revolving credit facility.

The UK loans are collateralized by substantially all of the assets of Portec Rail Products (UK) Ltd. and its wholly-owned subsidiaries. In addition, the loans contain certain covenants which require Portec Rail Products (UK) Ltd. to maintain a minimum tangible net worth, profitability, cash generation and limits additional borrowings. The covenants also restrict any payments of dividends and limit capital expenditures by Portec Rail Products (UK) Ltd.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

(d) Boone County Bank, Inc. (Related Party)

On November 30, 1999, the Company and Boone County Bank, Inc. (Boone), a related party, executed a note payable for $703,808 which is payable in 48 consecutive monthly installments of $17,388 and matures on November 30, 2003. Interest on the note accrues at the published prime rate, which was 4.00%, 4.25% and 4.75% at September 30, 2003, and December 31, 2002 and 2001, respectively. The proceeds from the note were used to consolidate all prior Boone debt into one note and provide $100,000 of additional funding for capital expenditures.

On April 27, 2000, the Company and Boone executed a note payable for $100,000 which is payable in 48 consecutive monthly installments of $2,497 and matures on April 30, 2004. Interest on the note accrues at the published prime rate. The proceeds from the note were used to fund capital expenditures.

On February 28, 2003, the Company and Boone executed a note payable for $100,110 which is payable in 36 consecutive monthly installments of $2,973 and matures on February 28, 2006. Interest on the note accrues at the published prime rate. The proceeds from the note were used to provide additional funding for capital expenditures.

These credit agreements are secured by certain equipment of the Company.

Future Maturities of Long-Term Debt

Future maturities of long-term debt are as follows:

(In Thousands)
Three months ending December 31, 2003	$480
2004	2,034
2005	622
2006	5,460
2007	110
2008	51
Thereafter	67

Total	$8,824

Note 8: Retirement Plans

Defined Contribution Plans

The Company maintains a qualified defined contribution 401(k) plan covering substantially all United States employees. Under the terms of the plan, the Company may contribute up to 30% of the first 6% of each employee’s compensation contributed. Total expense recorded by the Company for matching contributions was approximately $29,000 and $25,000 for the nine months ended September 30, 2003 and 2002, respectively, and $34,000, $33,000 and $34,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

In August 2003, in conjunction with freezing its defined benefit plan, the Company amended the defined contribution plan for all United States employees by providing a non-elective Company contribution for all eligible employees and increasing its matching contribution that is tied to profits of its United States divisions. Under the terms of the amendment, the Company may contribute 3% of each employee’s compensation as a non-elective contribution and may also contribute up to 50% of the first 6% of each employee’s compensation contributed to the plan as an annual profit sharing match. The effective date of the amendment is January 1, 2004.

The Company also maintains a defined contribution plan covering all non-union Canadian employees. Under the terms of the Canadian plan, the Company may contribute 4% of each employee’s compensation as a non-elective contribution and may also contribute 30% of the first 6% of each employee’s compensation contributed to the plan. Total expense recorded by the Company for non-elective and matching contributions for the Canadian defined contribution plan was approximately $31,000 and $28,000 for the nine months ended September 30, 2003 and 2002, respectively, and $32,000, $31,000 and $34,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company also maintains a defined contribution pension plan covering all United Kingdom employees not participating in one of the United Kingdom defined benefit plans. These benefits are provided under no formal written agreement. Under the terms of the defined contribution plan, the Company may make non-elective contributions of between 3% and 7.5% of each employee’s compensation. There are no Company matching contributions. Total expense recorded by the Company for the United Kingdom defined contribution pension plan contributions was approximately $45,000 and $28,000 for the nine months ended September 30, 2003 and 2002, respectively, and $42,000, $29,000 and $7,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In conjunction with freezing its defined benefit plan effective December 31, 2003, all eligible United Kingdom employees will now participate in the defined contribution plan at the non-elective contribution levels described above.

Defined Benefit Plans

The Company maintains a noncontributory defined benefit plan that covers substantially all United States employees, former employees and retirees of the Company. Benefits under the plan are based on years of service for hourly employees. For salaried employees, benefits under the plan are based on years of service and the employee’s average compensation during defined periods of service. The Company’s funding policy is to make minimum annual contributions required by applicable regulations. No contributions were made to the plan in 2003, 2002, 2001 or 2000. The Company has a required minimum contribution for 2003 in the amount of $147,000 that is payable by September 2004.

In August, 2003, the Company amended its United States defined benefit plan by freezing the benefits accrued for all participants effective December 31, 2003, and preventing new enrollments after December 31, 2003. The Company’s future net periodic pension cost and plan funding will be dependent upon the performance of plan assets. The loss on curtailment recognized during the period ended September 30, 2003, was approximately $47,000.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The Company maintains a contributory defined benefit plan in the United Kingdom, the Portec Rail Products (UK) Limited Pension Plan (Portec Rail plan). The Portec Rail plan covers 21 active employees along with former employees and retirees of the Company and has been frozen to new entrants since April 1, 1997. Benefits under the Portec Rail plan are based on years of service and eligible compensation during defined periods of service. The Company’s funding policy for the Portec Rail plan is to contribute approximately 10% of each active employee’s eligible compensation to the plan along with each active employee also contributing to the plan at 3% of eligible compensation. Total employer contributions into the Portec Rail plan amounted to approximately $88,000 for the nine-month period ended September 30, 2003, and $91,000, $100,000 and $105,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company also maintains another contributory defined benefit plan in the United Kingdom, the Conveyors International Limited Pension Plan (Conveyors plan). After January of 2002, the Conveyors plan covers only former employees of the Company. Benefits under the Conveyors plan were based on years of service and eligible compensation during defined periods of service. The Company’s funding policy for the Conveyors plan is to make minimum annual contributions required by applicable regulations. Total employer contributions to the Conveyors plan amounted to $0 for the nine-month period ended September 30, 2003, and approximately $5,000, $29,000 and $40,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company’s future net periodic pension cost and plan funding will be dependent upon the performance of plan assets.

In September 2003, the Company amended the Portec Rail and Conveyors plans by freezing the benefits accrued for all participants effective December 31, 2003. The Company’s future net periodic pension cost and plan funding will be dependent upon the performance of plan assets. Effective with this amendment, the Company will now be solely responsible for meeting the minimum funding requirements to maintain this plan. The unrecognized transition gain for the Portec Rail plan of $542,000 and for the Conveyors plan of $101,000 will continue to be amortized over the average remaining service period of employees in the plan.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The funded status of the Company’s United States defined benefit pension plan is as follows for the periods ended:

	September 30	December 31

	2003	2002	2001

	(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$8,610	$7,786	$7,657
Service cost	194	159	179
Interest cost	565	546	539
Plan amendment	(1,012)	—	—
Actuarial loss (gain)	273	617	(138)
Benefits paid	(374)	(498)	(451)

Benefit obligation at end of year	8,256	8,610	7,786

Change in plan assets:
Fair value of plan assets at beginning of year	6,730	8,373	9,180
Actual return on plan assets	695	(1,145)	(356)
Benefits paid	(374)	(498)	(451)

Fair value of plan assets at end of year	7,051	6,730	8,373

Funded status of the plan	(1,205)	(1,880)	587

Unrecognized net actuarial loss	1,985	2,652	182
Unrecognized prior service cost	—	50	53

Prepaid benefit cost	$780	$822	$822

Amounts recognized in the balance sheets:
Prepaid benefit cost	$—	$—	$822
Accrued benefit liability	(1,205)	(1,150)	—
Intangible asset	—	50	—
Accumulated other comprehensive loss	1,985	1,922	—

Net amount recognized at December 31	$780	$822	$822

The weighted-average assumptions used for determining net periodic pension cost are as follows for the periods ended:

	September 30	December 31

	2003	2002	2001	2000

Discount rate	6.50%	6.75%	7.25%	7.25%
Expected return on plan assets	8.25%	8.25%	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.50%

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The components of net periodic pension cost (benefit) are as follows for the nine-month periods ended September 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000:

	September 30		December 31

	2003	2002	2002	2001	2000

		(unaudited)
	(In Thousands)
Service cost	$194	$119	$159	$179	$172
Interest cost	565	410	546	539	524
Expected return on plan assets	(767)	(564)	(708)	(743)	(710)
Amortization of transition and prior service cost	3	2	3	3	3
Effect of curtailment	47	—	—	—	—

Pension cost (benefit)	$42	$(33)	$0	$(22)	$(11)

At September 30, 2003 and December 31, 2002, the United States defined benefit pension plan had an accumulated benefit obligation in excess of the fair value of assets. At December 31, 2001, the fair value of assets was in excess of the accumulated benefit obligation.

The funded status of the Company’s United Kingdom defined benefit pension plans is as follows for the nine-month period ended September 30, 2003:

	Portec Rail	Conveyors
	Plan	Plan

	(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$2,893	$682
Service cost	101	—
Interest cost	180	41
Plan amendment	(124)	(17)
Actuarial (gain) loss	1,096	(110)
Benefits paid	(75)	—
Foreign currency translation adjustments	133	21

Benefit obligation at end of year	4,204	617

Change in plan assets:
Fair value of plan assets at beginning of year	2,559	682
Actual return on plan assets	499	61
Employer contributions	88	—
Employee contributions	28	—
Benefits paid	(75)	—
Foreign currency translation adjustments	103	25

Fair value of plan assets at end of year	3,202	768

Funded status of the plan	(1,002)	151
Unrecognized net actuarial loss	1,944	101
Unrecognized transition gain	(542)	(101)

Prepaid benefit cost	$400	$151

Amounts recognized in the balance sheets:
Prepaid benefit cost	$—	$151
Accrued benefit liability	(1,002)	—
Accumulated other comprehensive loss	1,402	—

Net amount recognized at December 31	$400	$151

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The funded status of the Company’s United Kingdom defined benefit pension plans is as follows for the years ended December 31:

	Portec Rail	Conveyors	Portec Rail	Conveyors
	Plan	Plan	Plan	Plan
	2002	2002	2001	2001

	(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$2,793	$509	$2,243	$514
Service cost	85	18	132	27
Interest cost	175	32	149	34
Actuarial (gain) loss	(396)	62	362	(54)
Benefits paid	(47)	—	(44)	—
Foreign currency translation adjustments	283	61	(49)	(12)

Benefit obligation at end of year	2,893	682	2,793	509

Change in plan assets:
Fair value of plan assets at beginning of year	2,536	643	2,915	709
Actual return on plan assets	(301)	(33)	(383)	(85)
Employer contributions	91	5	100	29
Employee contributions	27	1	24	8
Benefits paid	(47)	—	(44)	—
Foreign currency translation adjustments	253	66	(76)	(18)

Fair value of plan assets at end of year	2,559	682	2,536	643

Funded status of the plan	(334)	—	(257)	134
Unrecognized net actuarial loss	1,238	226	1,033	57
Unrecognized transition gain	(572)	(106)	(561)	(104)

Prepaid benefit cost	$332	$120	$215	$87

Amounts recognized in the balance sheets:
Prepaid benefit cost	$—	$120	$—	$87
Accrued benefit liability	(274)	—	(157)	—
Accumulated other comprehensive loss	606	—	372	—

Net amount recognized at December 31	$332	$120	$215	$87

The weighted-average assumptions used for determining net periodic pension cost are as follows for the nine-month period ended September 30, 2003 and for the three years ended December 31:

	September 30	December 31

	2003	2002	2001	2000

Discount rate	5.75%	6.00%	6.00%	6.75%
Expected return on plan assets	8.00%	7.70%	8.00%	8.30%
Rate of compensation increase	3.00%	3.00%	3.25%	3.50%

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The components of net periodic pension cost are as follows for the nine-month periods ended September 30:

	Portec Rail	Conveyors	Portec Rail	Conveyors
	Plan	Plan	Plan	Plan
	2003	2003	2002	2002

			(unaudited)	(unaudited)
	(In Thousands)
Service cost	$101	$—	$64	$14
Less employee contributions	(28)	—	(20)	—
Interest cost	180	41	131	24
Expected return on plan assets	(199)	(53)	(160)	(29)
Amortization of transition amount	(48)	(9)	(34)	(6)
Amortization of unrecognized loss (gain)	28	(4)	19	(3)

Pension cost (benefit)	$34	$(25)	$0	$0

The components of net periodic pension cost are as follows for the years ended December 31:

					Portec Rail
					& Conveyors
	Portec Rail	Conveyors	Portec Rail	Conveyors	Pension
	Plan	Plan	Plan	Plan	Plans
	2002	2002	2001	2001	2000

	(In Thousands)
Service cost	$85	$18	$132	$27	$175
Less employee contributions	(27)	(1)	(24)	(8)	(36)
Interest cost	175	32	149	34	166
Expected return on plan assets	(212)	(54)	(237)	(58)	(244)
Amortization of transition amount	(45)	(8)	(42)	(8)	(53)
Amortization of unrecognized loss (gain)	25	(4)	—	(3)	—

Pension cost (benefit)	$1	$(17)	$(22)	$(16)	$8

At September 30, 2003, and December 31, 2002 and 2001, the Portec Rail plan had an accumulated benefit obligation in excess of the fair value of assets. At September 30, 2003, and December 31, 2002 and 2001, the Conveyors plan had fair value of assets in excess of its accumulated benefit obligation.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 9: Accumulated Other Comprehensive Loss

			Accumulated
	Currency	Minimum	Other
	Translation	Pension	Comprehensive
	Adjustment	Liability	Income (Loss)

	(In Thousands)
Balance at January 1, 2000	$(119)	$—	$(119)
Net change	(378)	—	(378)

Balance at December 31, 2000	(497)	—	(497)
Net change	(269)	(260)	(529)

Balance at December 31, 2001	(766)	(260)	(1,026)
Net change	394	(1,356)	(962)

Balance at December 31, 2002	(372)	(1,616)	(1,988)
Net change	705	(596)	109

Balance at September 30, 2003	$333	$(2,212)	$(1,879)

The income tax benefit (expense) associated with the currency translation adjustment included in accumulated other comprehensive income for other non-U.S. subsidiaries was approximately $(203,000), $244,000, $468,000 and $303,000 at September 30, 2003, and December 31, 2002, 2001 and 2000, respectively. The income tax benefit associated with the minimum pension liability included in accumulated other comprehensive income was approximately $1,175,000, $912,000 and $111,000 at September 30, 2003, and December 31, 2002 and 2001, respectively.

Note 10: Stock Option Plan

On January 12, 1998, the Company granted 360,000 stock options to management employees. The options were required to be exercised over a five-year period from the date of grant at an exercise price of $1.25 per share. There were 309,600, 337,600 and 337,600 stock options available to be exercised during 2002, 2001 and 2000, respectively. No stock options were exercised during 2001 or 2000. During 2002, 273,120 options were exercised. All unexercised options expired on December 10, 2002.

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock options to management. Under APB Opinion No. 25, because the exercise price of the Company’s stock options was greater than the market price of the underlying common stock on the date of grant and the number of shares was fixed and known, no compensation expense was recognized. Since all the options vested in 1998, there is no pro forma effect on net income for the years ending December 31, 2002, 2001 or 2000.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 11: Income Taxes

Income tax expense (benefit) consists of the following:

	Nine Months Ended		Years Ended December 31

	September 30	September 30
	2003	2002	2002	2001	2000

	(In Thousands)
Income taxes:
Current:
Federal	$692	$639	$666	$241	$600
State	119	81	86	25	62
Foreign	849	524	661	519	177

	1,660	1,244	1,413	785	839

Deferred:
Federal	13	(45)	(13)	(3)	170
State	2	(7)	(2)	—	15
Foreign	—	—	(86)	—	(31)

	15	(52)	(101)	(3)	154

	$1,675	$1,192	$1,312	$782	$993

A reconciliation of U.S. income tax computed at the statutory rate and actual expense is as follows:

	Nine Months Ended		Years Ended December 31

	September 30	September 30
	2003	2002	2002	2001	2000

	(In Thousands)
Amount computed at statutory rate	$1,542	$1,040	$1,189	$556	$563
State and local taxes less applicable federal income tax	81	46	55	16	51
Incremental U.S. tax on repatriated earnings			—		182
Foreign tax withheld on repatriated earnings	—	—	—	89	—
Reduction in benefit from losses on foreign operations	—	—	—	—	103
Incremental tax on foreign operations	7	(3)	(51)	47	12
Tax (benefit) expense of foreign tax credit carryforwards	—	—	—	(93)	(102)
Increase (decrease) in valuation reserve	—	—	—	93	102
Other	45	109	119	74	82

	$1,675	$1,192	$1,312	$782	$993

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The components of the net deferred tax assets and liabilities are as follows:

	September 30	December 31

	2003	2002	2001

	(In Thousands)
Deferred tax liabilities:
Property and equipment	$1,347	$1,312	$1,451
Goodwill	573	500	404
Foreign currency translation	203	—	—

Total deferred tax liabilities	2,123	1,812	1,855

Deferred tax assets:
Minimum pension liability	1,175	912	111
Inventory reserves	67	65	71
Accrued expenses	31	18	8
Accounts receivable	40	6	8
Uniform capitalization	229	224	162
Foreign tax credit carryforward	285	285	285
Foreign currency translation	—	244	468
Other	46	36	46

Total deferred tax assets	1,873	1,790	1,159
Valuation allowance	(195)	(195)	(195)

Net deferred tax assets	1,678	1,595	964

Net deferred tax liabilities	$445	$217	$891

The Company’s foreign tax credit carryforwards expire from 2003 to 2006.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 12: Commitments and Contingencies

Lease Contingencies

The Company leases certain automobiles, office equipment and facilities. These leases are subject to renewal options for varying periods. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

Operating
Leases

(In Thousands)
Three months ending December 31, 2003	$191
2004	626
2005	372
2006	304
2007	193
2008	31

Total minimum lease payments	$1,717

Operating lease expense under such arrangements was approximately $581,000 and $556,000 for the nine months ended September 30, 2003 and 2002, respectively, and $734,000, $707,000 and $664,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Litigation

The Company is involved from time to time in lawsuits that arise in the normal course of business. The Company actively and vigorously defends all lawsuits. The Company is named with numerous other defendants in an environmental lawsuit. The plaintiff seeks to recover costs which it has incurred to investigate and remediate its own property as required by the New York State Department of Environmental Conservation (NYSDEC). The Company has not been named as a liable party by the NYSDEC and management believes it has no liability to the plaintiff in the case. The Company filed a motion of summary judgment seeking a ruling to have the Company dismissed from the case. On November 6, 2003, the motion of summary judgment was granted and the Company was dismissed from the case. However, the plaintiff has the right to appeal this decision but has not taken any action to date. If the plaintiff appeals this motion, the Company will incur additional ongoing expenses, which are not estimable at this time.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 13: Segments, Geographic and Major Customer Financial Information

Segments

The Company operates four business segments consisting of Railway Maintenance Products Division, Shipping Systems Division, Portec, Rail Products Ltd. and Portec Rail Products (UK) Ltd., along with a corporate functional shared service. The presentation of segment information reflects the manner in which the Company organizes its segments by geographic areas for making operating decisions, assessing performance and allocating resources.

Intersegment sales are accounted for at arm’s-length prices, reflecting prevailing market conditions within the United States, Canada and the United Kingdom. Such sales and associated costs are eliminated in the consolidated financial statements.

Railway Maintenance Products Division The Railway Maintenance Products Division segment manufactures and assembles track components and friction management products, along with providing service to railroads, transit systems and railroad contractors. This division is also a distributor and reseller of purchased track components, lubricants and friction modifiers manufactured by third parties. The manufactured and assembled track component and friction management products consist primarily of standard and insulated rail joints, friction management systems and gage plates. The purchased and distributed products consist primarily of various lubricants and friction modifiers. Friction modifiers are water-based liquids that contain a suspension of active friction modifier materials that help reduce friction and noise while being applied on top of the rail without impacting a train’s braking or traction capabilities. The friction management products are aimed at rail customers to help them achieve cost savings primarily through reduced rail wear, wheel wear and fuel usage in order to be more competitive. The manufactured and assembled track components, such as rail joints, are used for rail replacement or repair.

Shipping Systems Division The Shipping Systems Division segment engineers and sells securement systems primarily to the railroad freight car market. These systems are used to secure a wide variety of products and lading onto freight cars. Independent subcontractors produce most of the Company’s manufactured products; however, beginning in 2002, the Railway Maintenance Products Division began to perform some of the assembly functions related to this product line.

Portec, Rail Products Ltd. The Portec, Rail Products Ltd. segment manufactures rail anchors, rail spikes and assembles friction management products primarily for the two largest Canadian railroads. Rail anchors and rail spikes are devices to secure rails to the ties to restrain the movement of the rail. This segment is also a distributor and reseller of lubricants and friction modifiers manufactured by third parties.

Portec Rail Products (UK) Ltd. The Portec Rail Products (UK) Ltd. segment operates and serves customers in two markets. In the rail market, the major product line is friction management products and services that primarily serve the United Kingdom passenger rail network. In the material handling market, the major product lines are overhead and floor conveyor systems and racking and mezzanine flooring systems. The end users of the material handling products are primarily United Kingdom based customers in the manufacturing, distribution, garment and food industries.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

	(unaudited)
	(In Thousands)
External Sales
Railway Maintenance Products Division	$20,366	$19,313	$24,645	$23,431	$26,448
Shipping Systems Division	3,687	2,548	3,441	3,007	6,120
Portec, Rail Products Ltd.	10,216	9,498	10,596	6,214	5,186
Portec Rail Products (UK) Ltd.	10,468	8,428	11,399	11,187	9,396

Total	$44,737	$39,787	$50,081	$43,839	$47,150

Intersegment Sales
Railway Maintenance Products Division	$1,298	$1,252	$1,586	$1,502	$896
Shipping Systems Division	—	—	—	10	1
Portec, Rail Products Ltd.	1,507	1,085	1,345	1,461	1,292
Portec Rail Products (UK) Ltd.	51	25	27	24	120

Total	$2,856	$2,362	$2,958	$2,997	$2,309

Total Sales
Railway Maintenance Products Division	$21,664	$20,565	$26,231	$24,933	$27,344
Shipping Systems Division	3,687	2,548	3,441	3,017	6,121
Portec, Rail Products Ltd.	11,723	10,583	11,941	7,675	6,478
Portec Rail Products (UK) Ltd.	10,519	8,453	11,426	11,211	9,516

Total	$47,593	$42,149	$53,039	$46,836	$49,459

Operating Income (Loss)
Railway Maintenance Products Division	$2,782	$2,765	$3,365	$2,963	$3,542
Shipping Systems Division	488	142	144	(26)	733
Portec, Rail Products Ltd.	1,635	1,316	1,204	399	465
Portec Rail Products (UK) Ltd.	836	295	618	867	(560)
Corporate	(880)	(908)	(1,181)	(1,510)	(1,179)

Total	4,861	3,610	4,150	2,693	3,001
Interest Expense	278	422	530	1,007	1,465
Other Expense (Income), net	48	130	122	51	(120)

Income Before Income Taxes	$4,535	$3,058	$3,498	$1,635	$1,656

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

	(unaudited)
	(In Thousands)
Depreciation and Amortization
Railway Maintenance Products Division	$462	$545	$721	$784	$734
Shipping Systems Division	9	12	15	67	80
Portec, Rail Products Ltd.	227	235	392	282	244
Portec Rail Products (UK) Ltd.	335	279	373	469	477
Corporate	3	56	66	114	113

Total	$1,036	$1,127	$1,567	$1,716	$1,648

Total Assets
Railway Maintenance Products Division	$16,927		$15,787	$15,842	$18,927
Shipping Systems Division	1,676		1,806	1,698	2,871
Portec, Rail Products Ltd.	9,157		6,843	7,610	7,829
Portec Rail Products (UK) Ltd.	9,539		9,563	8,458	8,667
Corporate	802		855	1,689	1,765

Total	$38,101		$34,854	$35,297	$40,059

Capital Expenditures
Railway Maintenance Products Division	$342	$219	$276	$200	$359
Shipping Systems Division	28	3	3	1	3
Portec, Rail Products Ltd.	64	118	122	81	1,551
Portec Rail Products (UK) Ltd.	68	35	356	137	372
Corporate	—	5	5	—	8

Total	$502	$380	$762	$419	$2,293

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Geographic information for sales, based on country of destination, and assets, based on country of location, is as follows:

	Nine Months Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000

	(unaudited)
	(In Thousands)
External Sales
United States	$20,616	$19,952	$25,920	$23,458	$27,225
Canada	12,451	11,047	12,375	7,300	8,642
United Kingdom	8,725	7,647	9,999	8,588	8,053
Other	2,945	1,141	1,787	4,493	3,230

Total	$44,737	$39,787	$50,081	$43,839	$47,150

Total Assets
United States	$19,405		$18,448	$19,229	$23,563
Canada	9,157		6,843	7,610	7,829
United Kingdom	9,539		9,563	8,458	8,667

Total	$38,101		$34,854	$35,297	$40,059

Major Customers

The Company’s largest customers are North American Class I railroads; products are also sold to a variety of regional and short-line railroads, rail transit systems, and original equipment manufacturers for the material handling market in the United Kingdom. The Company’s two largest customers represented approximately 23% and 25% of the Company’s sales for the nine months ended September 30, 2003 and 2002, respectively, and 23%, 20% and 18% of the Company’s sales for the years ended December 31, 2002, 2001 and 2000, respectively. At September 30, 2003, and December 31, 2002 and 2001, the Company’s two largest customers represented approximately 6%, 6% and 4%, respectively, of the Company’s total accounts receivable.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 14: Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

		(Dollars in Thousands, Except Earnings Per Share Data)
2003
Revenue	$14,130	$17,696	$12,911	$	N/A
Gross Profit	4,159	4,971	3,854		N/A
Net Income	818	1,292	750		N/A
Earnings per Share:
Basic	$.13	$.20	$.11	$	N/A
Diluted	.13	.20	.11		N/A
2002
Revenue	$12,755	$14,433	$12,598		$10,295
Gross Profit	3,351	3,924	3,399		3,050
Net Income	521	786	559		320
Earnings per Share:
Basic	$.08	$.12	$.09		$.05
Diluted	.08	.12	.09		.05
2001
Revenue	$10,982	$12,484	$10,648		$9,725
Gross Profit	2,789	3,538	3,155		2,559
Net Income	120	396	262		75
Earnings per Share:
Basic	$.02	$.06	$.04		$.01
Diluted	.02	.06	.04		.01

The sums of the quarterly earnings per share do not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

Note 15: Financial Instruments

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. The Company currently utilizes no hedging or derivatives to offset these risks.

Currency Exchange Risk

Occasionally, the Company is exposed to currency exchange risk from transactions it enters into with customers whereby the Company settles in a currency other than its primary currency. The Company’s primary foreign currency exposures in relation to the U.S. dollar are the United Kingdom pound sterling and the Canadian dollar.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

The amount of transactions and the currency exchange differences recorded by the Company for reported years and periods were not significant.

Interest Rate Risk

The Company has approximately $8,824,000 of debt. Substantially all of this debt is variable rate and adjusts based upon an underlying index such a LIBOR.

Note 16: Certain Significant Estimates

Management’s estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance, and it is at least reasonably possible that a change in these estimates will occur in the near term:

Employee Benefits—Defined Benefit Plan

The liabilities and expenses for pensions require significant judgments and estimates. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, retirement age and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year end on debt instruments that could be used to settle obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations.

Goodwill

The Company evaluates the recoverability of the goodwill of each of its reporting units as required under SFAS No. 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of its reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. The Company applies its best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

Income Taxes

As a Company with international operations, the Company records an estimated liability or benefit for income taxes and other taxes based on what it determines will likely be paid in various jurisdictions in which it operates. Management uses their best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount.

Portec Rail Products, Inc.
Notes to Consolidated Financial Statements

Note 17: Capital Raising Initiative

In November 2003, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the initial public offering of shares of its common stock. The price range for the offering has not yet been determined. There is no assurance that the offering will be completed.

In connection with this public offering, on November 13, 2003, the Company’s board of directors approved an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares from 10,000,000 to 50,000,000. During a special meeting of shareholders on December 8, 2003, the Company’s shareholders also approved this amendment.

Note 18: Subsequent Event

On November 13, 2003, the Company’s board of directors approved a $.05 per share dividend for shareholders of record on December 10, 2003. The dividend totaled $326,150 and is payable on December 29, 2003.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus is an offer to sell only the common stock offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of the prospectus.

Portec Rail Products, Inc.

2,000,000 Shares of Common Stock

PROSPECTUS

Ferris, Baker Watts
Incorporated

____________, 2004

TABLE OF CONTENTS

Summary	1
Risk Factors	5
Forward-Looking Statements	11
How We Intend To Use The Proceeds From The Offering	11
Our Policy Regarding Dividends	12
Market For The Common Stock	12
Capitalization	13
Dilution	13
Selected Consolidated Financial Information	15
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	16
Business	33
Management	50
Security Ownership Of Management	59
Description Of Capital Stock	60
Shares Eligible For Future Sale	61
Underwriting	62
Legal Matters	66
Change In Accountants	66
Experts	67
Where You Can Obtain Information	67
Index to Consolidated Financial Statements	F-1

Until the later of             , 2004 or 25 days after the date of this prospectus all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount

SEC registration fee (1)	$3,680
Nasdaq National Market System fee	100,000
National Association of Securities Dealers filing fee (1)	3,375
Printing, postage and mailing	75,000
Legal fees and expenses	227,000
Accounting fees and expenses	585,112
Transfer agent and registrar fees and expenses	15,000
Stock certificate printing	5,000
Reimbursement of underwriter’s expenses	220,000
Advisory fee	149,500
Miscellaneous	10,833

Total	$1,394,500

(1)	Actual expenses based upon the registration and sale of common stock with an aggregate value of $29,900,000 (including the underwriters’ over allotment option). All other expenses are estimated.

Item 14. Indemnification of Directors and Officers

          Article VIII of the Registrant’s Bylaws provides as follows:

          1. To the extent permitted by applicable law, the corporation shall indemnify any person (other than a shareholder of the corporation) who was or is a party or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action or proceeding by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines, taxes and penalties and interest thereon, and amounts paid in settlement actually and reasonably incurred by him in connection with such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful.

          2. To the extent permitted by applicable law the corporation shall indemnify any shareholder of the corporation who was or is a party or threatened to be made a party to any threatened, pending or completed action or proceedings, whether civil, criminal, administrative, or investigative (including, without limitation, an action or proceeding by or in the right of the corporation) by reason of the fact that he is or was a shareholder, director, officer, employee or agent of the corporation, or is, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines, taxes and penalties and interest thereon, and amounts paid in settlement actually and reasonably incurred by him in connection with such action or proceeding, except in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct. In the event of any other judgment against any such shareholder or in the event of a settlement, indemnification shall be made only if the corporation shall be advised, in case none of the persons involved shall have been a director or the corporation, by the board of directors, and otherwise by independent counsel to be appointed by the board of directors, that in its or his opinion such shareholder was not guilty of gross negligence or willful misconduct, and, in the event of a settlement, that such settlement was, or if still to be made, is, in the best interests of the corporation. If a determination is to be made by the board of directors, it may rely, as to all questions of law, on the advice of the independent counsel.

          3. The foregoing rights of indemnification shall inure to the benefit of the heirs, executors or administrators of each such shareholder, director, officer, employee or agent and shall be in addition to and not exclusive of, any other rights to which such shareholder, director, officer, employee or agent may be entitled.

     Sections 31D-8-851 through 31D-8-853 of the West Virginia Business Corporation Act provide for the indemnification and the advancement of expenses to persons acting on behalf of a West Virginia corporation. These sections are as follows:

     31D-8-851 PERMISSIBLE INDEMNIFICATION. — (a) Except as otherwise provided in this section, a corporation may indemnify an individual who is a party to a proceeding because he or she is a director against liability incurred in the proceeding if:

(1) (A) He or she conducted himself or herself in good faith; and

(B) He or she reasonably believed: (i) In the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation; and (ii) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and

(C) In the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or

(2) He or she engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by subdivision (5), subsection (b), section two hundred two, article two of this chapter.

     (b)  A director’s conduct with respect to an employee benefit plan for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subparagraph (ii), paragraph (B), subdivision (1), subsection (a) of this section.

     (c)  The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not determinative that the director did not meet the relevant standard of conduct described in this section.

     (d)  Unless ordered by a court under subdivision (3), subsection (a), section eight hundred fifty-four of this article, a corporation may not indemnify a director:

(1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (a) of this section; or

(2) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in his or her official capacity.

     31D-8-852 MANDATORY INDEMNIFICATION. — A corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

     31D-8-853 ADVANCE FOR EXPENSES. — (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation:

(1) A written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in section eight hundred fifty-one of this article or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by subdivision (4), subsection (b), section two hundred two, article two of this chapter; and

(2) His or her written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification under section eight hundred fifty-two of this article and it is ultimately determined under section eight hundred fifty-four or eight hundred fifty-five of this article that he or she has not met the relevant standard of conduct described in section eight hundred fifty-one of this article.

     (b)  The undertaking required by subdivision (2), subsection (a) of this section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

     (c)  Authorizations under this section are to be made:

(1) By the board of directors:

(A) If there are two or more disinterested directors, by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote; or

(B) If there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection (c), section eight hundred twenty-four of this article in which authorization directors who do not qualify as disinterested directors may participate; or

(2) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the authorization; or

(3) By special legal counsel selected in a manner in accordance with subdivision (2), subsection (b), section eight hundred fifty-five of this article.

Item 15. Recent Sales of Unregistered Securities

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

1.1	Form of Underwriting Agreement between Portec Rail Products, Inc. and Ferris, Baker Watts, Incorporated*

3.1	Articles of Incorporation of Portec Rail Products, Inc., as amended*

3.2	Bylaws of Portec Rail Products, Inc. *

4	Form of common stock certificate of Portec Rail Products, Inc.*

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

15	Letter regarding Unaudited Interim Financial Information

16.1	Letter from Ernst & Young LLP regarding change in certifying accountant*

16.2	Letter from Deloitte & Touche LLP regarding change in certifying accountant*

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinion included as Exhibit 5)*

23.2	Consent of BKD LLP

24	Power of Attorney (set forth on signature page of registration statement)*

*	Previously filed.

(b) Financial Statement Schedules

          No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. Undertakings

          The undersigned Registrant hereby undertakes:

          (1) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchase.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) That, for the purpose of determining any liability under the Securities Act of 1933, it shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the undersigned Registrant under rule 424(b)(1), or (4), of 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

          (4) That, for the purpose of determining any liability under the Securities Act of 1933, it shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania on January 5, 2004.

Portec Rail Products, Inc.

By:	/s/ John S. Cooper

John S. Cooper Chief Executive Officer and President (Duly Authorized Representative)

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates stated.

Signatures	Title	Date

/s/ John S. Cooper John S. Cooper	Chief Executive Officer, President and Director (Principal Executive Officer)	January 5, 2004

/s/ Michael D. Bornak Michael D. Bornak	Chief Financial Officer (Principal Financial and Accounting Officer)	January 5, 2004

*	Chairman of the Board	January 5, 2004

Marshall T. Reynolds

*	Director	January 5, 2004
Charles R. Hooten, Jr.

*	Director	January 5, 2004
Kirby J. Taylor

*	Director	January 5, 2004
Konstantinos Papazoglou

*	Director	January 5, 2004
Philip E. Cline

*	Director	January 5, 2004
Neal W. Scaggs

*
Richard J. Jarosinski	Director	January 5, 2004

Signatures	Title	Date

*	Director	January 5, 2004
Robert L. Shell, Jr.

*	Director	January 5, 2004
Daniel P. Harrington

*	Director	January 5, 2004
Douglas V. Reynolds

*	Director	January 5, 2004
Lucian J. Sieja

*	Director	January 5, 2004
Gary Bale

/s/ John S. Cooper

*   By John S. Cooper pursuant to Power of Attorney.

EXHIBIT INDEX

1.1	Form of Underwriting Agreement between Portec Rail Products, Inc. and Ferris, Baker Watts, Incorporated*

3.1	Articles of Incorporation of Portec Rail Products, Inc., as amended*

3.2	Bylaws of Portec Rail Products, Inc. *

4	Form of common stock certificate of Portec Rail Products, Inc.*

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

15	Letter regarding Unaudited Interim Financial Information

16.3	Letter from Ernst & Young LLP regarding change in certifying accountant*

16.4	Letter from Deloitte & Touche LLP regarding change in certifying accountant*

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinion included as Exhibit 5)*

24.2	Consent of BKD LLP

25	Power of Attorney (set forth on signature page of registration statement)*

*	Previously filed.